                                          Filed Pursuant to Rule 424(b)(1)
                                          Registration No. 333-38518

PROSPECTUS

                                5,400,000 SHARES

                             [WJ COMMUNICATIONS LOGO]

                                  COMMON STOCK

    This is an initial public offering of common stock by WJ
Communications, Inc. WJ Communications is selling 5,400,000 shares of common stock.

                            ------------------------

    No public market currently exists for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol WJCI.

                            ------------------------

                                                              PER SHARE            TOTAL
                                                              ---------            -----
Initial public offering price...............................   $16.00           $86,400,000
Underwriting discounts and commissions......................   $ 1.12           $ 6,048,000
Proceeds to WJ Communications, before expenses..............   $14.88           $80,352,000

    WJ Communications has granted the underwriters an option for a period of 30 days to purchase up to 810,000 additional shares of common stock.

                            ------------------------

           INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
              CIBC WORLD MARKETS
                             THOMAS WEISEL PARTNERS LLC

August 18, 2000.

                              [INSIDE FRONT COVER]

    At the top of the inside front cover page of the prospectus appear the WJ Communications name and the text, "We design, develop and manufacture innovative products for the markets pictured below enabling data transport in current and next generation fiber optic, broadband cable and wireless communications networks."

    At the center of the diagram are 2 interlinking multi-colored circles representing a ring-based fiber optic network. The larger, central ring contains the words "Metro Core Fiber Optic Ring;" the smaller ring contains the words "Metro Access Fiber Optic Ring." Each ring connects by a band to a schematic located in the upper-right and lower-left quadrants. From the larger ring to the upper-right quadrant extends a multi-colored band ending in an arrow which loops around a diagram of the globe. The globe shows the North American continent and portions of the South American continent. Beneath the multi-colored connecting band are the words "Long Haul Fiber Optic Backbone." The smaller ring connects, by a black band to a diagram of buildings located in the lower-left quadrant.

    The center "core" ring also links with schematics located in the upper-left and lower-right quadrants. The upper-left quadrant shows the access technology, "Broadband Cable Networks", typically employed by our home/small office end-users. "Broadband Cable Networks" is connected to the core ring by a small black circle. The circle contains the word "Fiber". "Broadband Cable Networks" is represented by a black line from the "Fiber" ring to 6 homes.

    The lower-right quadrant shows the access technologies, "Mobile Infrastructure Networks" and "Broadband Wireless Networks", primarily utilized by corporate end-users. "Mobile Infrastructure Networks" is attached by a black line to the core ring and is represented by a base station connected, with yellow signal lines, to a personal device assistant and a cellular phone. "Broadband Wireless Networks", also connected to the core ring by a black line, is represented by a large building with a transmitter/receiver module on top connected, by yellow signal lines, to 3 office structures.

                              [INSIDE BACK COVER]

    At the top of the inside back cover page appears the text, "We design, develop and manufacture innovative products enabling data transport in current and next generation fiber optic, broadband cable and wireless communications networks." The remainder of the page is divided into 2 sections which correspond to WJ Communications' major product areas. In each section is a series of photographs which display the specific products.

    The top section is labeled "Fiber Optic and Wireless Communications Products." That section is further divided into 2 sections. On the left side of the top section appear the heading "Fiber Optic Products" and 3 photographs with corresponding names, one of each of the following fiber optic products: a wideband amplifier, a neighborhood node and a fiber optic oscillator. On the right side of the top section appear the heading "Wireless Products" and 3 photographs with corresponding names, one of each of the following broadband fixed wireless products: a microwave transceiver, a frequency converter and a microwave multipoint distribution system unit. The text, which is centered at the top of the top section, states:

    - Enabling reliable, high speed, high capacity data transmission

    - Providing highly integrated solutions to complex high frequency challenges

    - Based on stable, precise and highly linear frequency converter technology.

    The lower section is labeled "Semiconductor Products." It contains 3 photographs with corresponding names of the following products: a gallium arsenide wafer, gallium arsenide packaged devices and a thin-film substrate square. Below the photographs of the gallium arsenide wafer and the gallium arsenide packaged devices, the text states:

    Providing components for fiber optic, broadband cable and wireless systems

    - Highly linear amplifiers and mixers

    - Stable oscillators.

    Below the photograph of the thin-film substrate square, the text states "Advanced technology for improved high frequency electrical performance."

    At the bottom right corner of the back cover appears the WJ Communications logo.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Forward-Looking Statements..................................     14
Use of Proceeds.............................................     15
Dividend Policy.............................................     15
Capitalization..............................................     16
Dilution....................................................     17
Selected Consolidated Financial Data........................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     34
Management..................................................     50
Principal Stockholders......................................     62
Certain Transactions........................................     64
Description of Capital Stock................................     66
Shares Eligible for Future Sale.............................     69
U.S. Federal Tax Considerations for Non-U.S. Holders........     70
Underwriting................................................     73
Legal Matters...............................................     77
Experts.....................................................     77
Where You Can Find More Information.........................     77
Index to Consolidated Financial Statements..................    F-1

        "WJ Communications" is an unregistered trademark of WJ Communications. This prospectus also includes references to registered service marks and trademarks of other entities.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 6, AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE CONSOLIDATED FINANCIAL STATEMENTS BEGINNING ON PAGE F-1 BEFORE MAKING AN INVESTMENT DECISION. SOME TECHNICAL TERMS NOT EXPLAINED IN THIS SUMMARY ARE DESCRIBED IN MORE DETAIL IN "BUSINESS."

                               WJ COMMUNICATIONS

    We design, develop and manufacture innovative broadband communications products for current and next generation fiber optic, broadband cable and wireless communications networks. We leverage our 40 years of experience in developing high quality radio frequency, or RF, products to enable the rapid transmission of large amounts of voice, video and data traffic over these advanced communications networks. Our core technology expertise, coupled with our strong design and manufacturing capabilities, allows us to provide our customers with complete solutions to the RF challenges they face. Our products are used by communications equipment manufacturers and service providers to enhance the capacity and speed of their network equipment. We sell our products to over 50 customers, including industry leaders such as Lucent Technologies and Nortel Networks.

    Growing demand for voice, video and data services, as well as high speed Internet access, has increased the need for communications networks capable of handling large volumes of traffic. Simultaneously, increased competition among network service providers has created a demand for greater bandwidth to support new, enhanced service offerings. As the inadequacies of the traditional communications infrastructure have limited the ability of communications service providers to meet the growing demand for broadband access, these service providers are upgrading the existing fiber infrastructure and are deploying advanced communications networks which are comprised of fiber optic, broadband cable and wireless systems. While the transport medium is very different for these three types of networks, the core technology of RF electronics is common to all three. With the increasing data transport rates of these networks, greater demands are being placed on equipment manufacturers to provide high performance RF products with the characteristics necessary to enable increased bandwidth.

    We provide the technology, design expertise and products that address the RF and related integration challenges inherent in advanced communications networks. Our solution is characterized by:

    - ADVANCED DEVICE TECHNOLOGY. Our expertise in high performance gallium arsenide semiconductor technology and other advanced communications devices provide the technological foundation from which our products are derived. Our advanced device technology results in products that enhance performance at high frequencies, amplify and transform signals with minimal distortion and provide the precision, stability and reliability required by high-speed broadband networks.

    - RF DESIGN EXPERTISE. Our team of highly qualified engineers applies our company's 40 years of RF knowledge and expertise to both fiber optic and wireless products. Our engineers are adept in component design and possess an extensive level of integration expertise, resulting in optimum designs from the component to the subsystem level.

    - MANUFACTURABILITY. We use our ability to rapidly convert conceptual ideas and new technologies into products, and to quickly move from design to high volume, automated manufacturing to provide high quality, high performance products at competitive prices.

    Our objective is to be the leading supplier of innovative, proprietary RF solutions to fiber optic, broadband cable and wireless communications equipment companies and service providers enabling them to implement and deploy advanced broadband networks. To meet this goal, we intend to continue to:

    - leverage our technology leadership and design and integration expertise to grow within these dynamic markets;

    - maintain and develop strong collaborative customer relationships with industry leaders;

    - expand our manufacturing capabilities; and

    - acquire and develop new technologies.

    We were founded in 1957 to develop and manufacture microwave devices for defense electronics and space communications systems. With the decline of the aerospace and defense industries in the 1990s, we began applying our technology, design and manufacturing expertise to develop commercial communications products. In several transactions from 1997 through January 2000, we divested all of our divisions other than our current business, along with several non-operating real estate assets. On January 31, 2000, we completed a recapitalization merger transaction with an affiliate of Fox Paine & Company. Prior to the recapitalization merger we were a publicly traded company. In connection with the recapitalization merger, we replaced our senior management and board of directors. We are now focused exclusively on providing RF product solutions for the commercial fiber optic, broadband cable, and wireless communications applications. To reflect our focus on these commercial broadband communications markets, we recently changed our name from Watkins-Johnson Company to WJ Communications, Inc.

    Our executive offices are located at 3333 Hillview Avenue, Palo Alto, California 94304-1223. Our telephone number is (650) 493-4141.

                              RECENT DEVELOPMENTS

    On July 25, 2000, we completed the sale of $7.5 million and $5.0 million of Series A Preferred Stock in private placements to Cisco Systems, Inc. and an additional investor, respectively. These sales resulted in net proceeds to us of approximately $11.5 million and the recognition of a $10.0 million preferred stock dividend resulting from a beneficial conversion feature. The
$10.0 million preferred stock dividend is based upon an assumed initial public offering price of $15.00 per share, which was the midpoint of the price range of this offering. The beneficial conversion feature is a one time preferred stock dividend in the period in which the initial public offering becomes effective. These shares of Series A Preferred Stock will automatically convert into 1,498,800 shares of common stock upon the closing of this offering. The
Series A Preferred investors were granted the right to include their shares in future registered offerings that we may make. Cisco Systems has also expressed a current interest in purchasing 100,000 shares of common stock in the offering; however, we cannot assure you that Cisco Systems will in fact purchase shares in the offering.

                                  THE OFFERING

Common stock offered by WJ
  Communications..........................  5,400,000 shares

Common stock to be outstanding after this
  offering................................  54,444,996 shares

                                            We will receive net proceeds from the offering of
                                            approximately $77.9 million. We intend to use up to
                                            $40.0 million of the net proceeds to repay borrowings
                                            under our senior secured credit facility (of which
                                            $9.3 million were repaid after June 30, 2000). We intend
                                            to use the balance of the net proceeds for capital
                                            expenditures, strategic investments and acquisitions and
                                            general corporate purposes.
Use of Proceeds...........................

Nasdaq National Market Symbol.............  WJCI

                            ------------------------

    This information excludes:

    - 15,278,163 shares of common stock that were subject to outstanding options at June 30, 2000 at a weighted average exercise price of $1.56 per share; and

    - 1,198,506 additional shares of common stock reserved for issuance under our 2000 stock incentive plan.

                            ------------------------

    Unless otherwise noted, the information in this prospectus assumes:

    - 47,546,196 shares of common stock outstanding on June 30, 2000;

    - the conversion of all of our outstanding shares of Series A Preferred Stock into 1,498,800 shares of common stock;

    - that the underwriters' over-allotment option will not be exercised;

    - our reincorporation in Delaware; and

    - a 3-for-2 stock split effected in connection with our reincorporation.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    THE FOLLOWING TABLE SETS FORTH SUMMARY CONSOLIDATED FINANCIAL DATA FOR THE PERIODS INDICATED. WE COMMENCED OUR CURRENT OPERATIONS AT THE BEGINNING OF 1996. THE CONSOLIDATED STATEMENTS OF OPERATIONS DATA REPRESENT OUR RESULTS FROM CONTINUING OPERATIONS. IT IS IMPORTANT THAT YOU READ THIS INFORMATION TOGETHER WITH THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" BEGINNING ON PAGE 20 AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS.

                                                                                                         SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,              ---------------------
                                                        --------------------------------------------   JUNE 25,    JUNE 30,
                                                           1996         1997       1998       1999       1999        2000
                                                        -----------   --------   --------   --------   ---------   ---------
                                                        (UNAUDITED)                                         (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
    Sales.............................................   $ 12,633     $ 31,174   $ 63,568   $ 82,404   $ 47,216    $ 44,678
    Cost of goods sold................................     12,238       25,591     43,400     50,534     29,825      27,541
                                                         --------     --------   --------   --------   --------    --------
    Gross profit......................................        395        5,583     20,168     31,870     17,391      17,137
    Operating expenses:
        Research and development......................      6,585       10,204     14,124     16,806      8,651       8,764
        Selling and administrative....................      3,463        2,219      4,035      5,331      2,552       5,966
        Amortization of deferred stock compensation...         --           --         --         --         --         517
        Corporate administrative......................        561        1,240      1,811      4,391      1,852         322
        Recapitalization merger and other.............         --           --         --      3,223         --      35,453
                                                         --------     --------   --------   --------   --------    --------
            Total operating expenses..................     10,609       13,663     19,970     29,751     13,055      51,022
                                                         --------     --------   --------   --------   --------    --------
    Income (loss) from operations.....................    (10,214)      (8,080)       198      2,119      4,336     (33,885)
    Interest income...................................        789        2,198      5,681      5,070      1,624       1,317
    Interest expense..................................     (1,574)        (795)      (601)      (520)      (245)     (2,275)
    Other income (expense)--net.......................       (459)        (249)     1,220        412        156        (691)
    Gain on disposition of real property..............         --        7,609     14,973     61,652         --         808
                                                         --------     --------   --------   --------   --------    --------
    Income (loss) from continuing operations before
      income taxes....................................    (11,458)         683     21,471     68,733      5,871     (34,726)
    Income tax (provision) benefit....................      4,055         (240)    (6,978)   (26,383)    (1,903)      9,374
                                                         --------     --------   --------   --------   --------    --------
    Income (loss) from continuing operations..........   $ (7,403)    $    443   $ 14,493   $ 42,350   $  3,968    $(25,352)
                                                         ========     ========   ========   ========   ========    ========
    Income (loss) from continuing operations per
      share--basic....................................   $  (0.03)    $   0.00   $   0.06   $   0.22   $   0.02    $  (0.34)
                                                         ========     ========   ========   ========   ========    ========
    Income (loss) from continuing operations per
      share--diluted..................................   $  (0.03)    $   0.00   $   0.06   $   0.21   $   0.02    $  (0.34)
                                                         ========     ========   ========   ========   ========    ========
    Shares used to calculate income (loss) from
      continuing operations per share--basic..........    247,950      247,740    232,110    192,584    196,860      73,551
    Shares used to calculated income (loss) from
      continuing operations per share--diluted........    247,950      255,270    235,710    198,341    199,830      73,551

                                                              SIX MONTHS ENDED
                                                                JUNE 30, 2000
                                                              -----------------
                                                                 (UNAUDITED)
PRO FORMA PER SHARE AMOUNTS:
  Pro forma income (loss) from continuing operations........      $(25,352)
  Beneficial conversion related to preferred stock..........        (9,982)
                                                                  --------
  Pro forma income (loss) available to common
    stockholders............................................      $(35,334)
                                                                  ========
  Pro forma income (loss) from continuing operations per
    share--basic............................................      $  (0.47)
  Pro forma income (loss) from continuing operations per
    share--diluted..........................................      $  (0.47)
  Shares used to calculate pro forma income (loss) from
    continuing operations per share--basic..................        75,050
  Shares used to calculate pro forma income (loss) from
    continuing operations per share--diluted................        75,050

                                                                          JUNE 30, 2000
                                                                           (UNAUDITED)
                                                              --------------------------------------
                                                                                          PRO FORMA
                                                                ACTUAL      PRO FORMA    AS ADJUSTED
                                                              -----------   ----------   -----------
SUMMARY CONSOLIDATED BALANCE SHEET DATA:
    Cash and equivalents and short-term investments.........    $12,626      $24,126      $ 62,053
    Working capital.........................................     15,920       27,420        78,362
    Total assets............................................     70,656       82,156       117,420
    Total debt..............................................     39,925       39,925            --
    Capital leases, net of current portion..................      4,804        4,804         4,804
    Stockholders' equity (deficit)..........................     (1,336)      10,164        86,418

    The unaudited pro forma per share amounts and unaudited pro forma summary consolidated balance sheet data reflect the sale of Series A Preferred Stock to investors for approximately $11.5 million, net of expenses, the recognition of a $10.0 million preferred stock dividend resulting from a beneficial conversion and the assumed conversion of those shares into common stock on the date of the offering. The $10.0 million preferred stock dividend is based upon an assumed initial public offering price of $15.00 per share, which was the midpoint of the price range of this offering. The unaudited pro forma as adjusted summary consolidated balance sheet data further reflect the sale of 5,400,000 shares of common stock in the offering at the initial public offering price of $16.00 per share after deducting underwriting discounts and commissions and estimated offering expenses and the application of the proceeds to repay our senior secured credit facility. The summary consolidated balance sheet data exclude approximately $3.5 million of net assets of discontinued operations.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS, OR OTHER RISKS AND UNCERTAINTIES THAT WE HAVE NOT YET IDENTIFIED OR THAT WE CURRENTLY THINK ARE IMMATERIAL, ACTUALLY OCCUR AND ARE MATERIAL, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGE TAKING PLACE IN OUR INDUSTRY, OUR EXISTING PRODUCTS COULD BECOME OBSOLETE AND WE COULD FACE DIFFICULTIES MAKING FUTURE SALES.

    The markets in which we compete are characterized by rapidly changing technologies, evolving industry standards and frequent improvements in products and services. If the technologies supported by our products become obsolete or fail to gain widespread acceptance, as a result of a change in industry standards or otherwise, we could face difficulties making future sales. Our future success will depend on factors including our ability to:

    - enhance the functionality of existing products in a timely and cost-effective manner;

    - establish close working relationships with major customers for the design of their new fiber optic or wireless transmission systems that incorporate our products;

    - identify, develop and achieve market acceptance of new products that address new technologies and meet customer needs in the fiber optic, broadband cable and wireless communications markets;

    - apply expertise and technologies to existing and emerging fiber optic, broadband cable or wireless communications markets; and

    - produce new products cost-efficiently.

    We must continue to make significant investments in research and development to seek to develop product enhancements, new designs and technologies. If we are unable to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, or if our new products do not achieve market acceptance, our sales could decline.

SEVERAL CUSTOMERS ACCOUNT FOR A HIGH PERCENTAGE OF OUR SALES AND THE LOSS OF, OR A REDUCTION IN ORDERS FROM, A SIGNIFICANT CUSTOMER COULD RESULT IN A LOSS OF SALES.

    We depend on a small number of customers for a majority of our sales. During the year ended December 31, 1999, we had three customers that accounted for approximately 76% of our sales. We currently have two customers, Nortel Networks and Lucent Technologies, which each account for more than 10% of our sales. In the first six months of 2000, approximately 69% of our sales were attributable to these two customers. In addition, most of our sales result from purchase orders or from contracts that can be cancelled on short-term notice. We anticipate that we will continue to sell a majority of our products to a relatively small group of customers. The loss of, or a reduction in orders from, a significant customer for any reason could cause our sales to decrease.

OUR POTENTIAL CUSTOMERS OPERATE IN AN INTENSELY COMPETITIVE ENVIRONMENT AND OUR SUCCESS WILL DEPEND ON THE SUCCESS OF OUR CUSTOMERS.

    The companies in our target markets, communications equipment companies and service providers, face an extremely competitive environment. If the companies with whom we establish business relations are not successful in building their systems, promoting their products, including new revenue-generating services, receiving requisite approvals and accomplishing the many other requirements for the success of their businesses, our growth will be limited. Furthermore, our customers may have difficulty obtaining parts from other suppliers causing these customers to cancel or delay orders for our products. Moreover, our customers' success is affected by a number of factors, many of which are out of our control, including:

    - product life cycles and new product introductions;

    - success of their products;

    - manufacturing strategy and changes in inventory levels;

    - regulatory approvals;

    - competitive conditions; and

    - contract awards.

    In addition, we have limited ability to foresee the competitive success of our customers and to plan accordingly.

IF THE FIBER OPTIC, BROADBAND CABLE AND WIRELESS COMMUNICATIONS MARKETS FAIL TO GROW OR THEY DECLINE, OUR SALES MAY NOT GROW OR MAY DECLINE.

    Our future growth depends on the success of the fiber optic, broadband cable and wireless communications markets. The rate at which these markets will grow is difficult to predict. These markets may fail to grow or decline for many reasons, including:

    - the inability of fiber optic or wireless communications service providers to handle growing demands for faster transmission of increasing amounts of data for broadband applications;

    - inefficiency and poor performance of fiber optic, broadband cable or wireless communications services compared to other forms of broadband access;

    - insufficient consumer demand for fiber optic, broadband cable or wireless products or services; and

    - real or perceived security or health risks associated with wireless communications.

    If the markets for our products in fiber optic, broadband cable or wireless communications fail to grow, or grow more slowly than we anticipate, the use of our products may decline and our sales could suffer.

IF THE INTERNET DOES NOT CONTINUE TO EXPAND AND BROADBAND ACCESS TECHNOLOGIES ARE NOT DEPLOYED TO SATISFY THE INCREASED BANDWIDTH REQUIREMENTS AS WE ANTICIPATE, SALES OF OUR PRODUCTS MAY DECLINE.

    Our future success depends on the continued growth of the Internet as a widely-used medium for commerce and communications, the continuing increase in the amount of data transmitted over communications networks and the growth of broadband communications networks to meet the increased demand for bandwidth. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for broadband communications equipment may not continue to develop. Future demand for our products is uncertain and will depend to a great degree on the continued growth and deployment of new broadband communications equipment. If this growth does not continue, sales of our products may decline.

IF WE FAIL TO ACCURATELY FORECAST COMPONENT AND MATERIAL REQUIREMENTS FOR OUR MANUFACTURING FACILITIES, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

    We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our sales.

WE DEPEND ON SINGLE OR LIMITED SOURCE SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    We typically purchase our components and materials through purchase orders, and we have no guaranteed supply arrangements with any of our suppliers. We currently purchase several key components and materials used in the manufacture of our products from single or limited source suppliers. One of our sole source suppliers is Coors Ceramics, which supplies a substantial portion of the raw material used to manufacture our thin-film products and there exist very limited alternative sources for this material. Coors Ceramics is our most significant sole source supplier. We also depend on limited or sole source suppliers for substrates, gallium arsenide wafers, packaging, electronic components and antennas. Recently, we faced difficulties obtaining electronic components that are used in the manufacture of some of our products as a result of a global shortfall of availability of these components. These difficulties resulted in delays in the fulfillment of a number of customer orders. We may fail to obtain required components in a timely manner in the future. We may also experience difficulty identifying alternative sources of supply for the components used in our products. We would experience delays if we were required to test and evaluate products of potential alternative suppliers. Furthermore, financial or other difficulties faced by our suppliers or significant changes in demand for the components or materials they supply to us could limit the availability of those components or materials to us. In addition, the majority of our semiconductor products are packaged in The Philippines and Hong Kong. Political and economic instability and changes in governmental regulations in these areas could affect the ability of our overseas vendors to package our products. Any interruption or delay in the supply of our required components, materials or services, or our inability to obtain these components, materials or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

WE FACE INTENSE COMPETITION, AND, IF WE DO NOT COMPETE EFFECTIVELY IN OUR MARKETS, WE WILL LOSE SALES AND HAVE LOWER MARGINS.

    The market for fiber optic and wireless communications services is relatively new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Many of our current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than we have. Price competition is intense and the market prices and margins of products frequently decline after competitors begin making similar products. A number of our competitors may have greater name recognition and market acceptance of their products and technologies. Furthermore, our competitors, or the competitors of our customers, may develop new technologies, enhancements of existing products or new products that offer superior price or performance features. These new products or technologies could render obsolete our products or the systems of our customers into which our products are integrated.

WE RELY ON THE SIGNIFICANT EXPERIENCE AND SPECIALIZED EXPERTISE OF OUR SENIOR MANAGEMENT IN THE RF INDUSTRY AND MUST RETAIN AND ATTRACT QUALIFIED ENGINEERS AND OTHER HIGHLY SKILLED PERSONNEL IN A HIGHLY COMPETITIVE JOB ENVIRONMENT TO MAINTAIN AND GROW OUR BUSINESS.

    Our performance is substantially dependent on the continued services and on the performance of our senior management and our highly qualified team of engineers, who have many years of experience and specialized expertise in our business. Our performance also depends on our ability to retain and motivate our other executive officers and key employees. The loss of the services of any of our executive officers or of a number of our engineers could harm our ability to maintain and build our business. We have no "key man" life insurance policies.

    Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, especially in the San Francisco Bay area, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. If we fail to attract, integrate and retain the necessary personnel, our ability to maintain and build our business could suffer significantly.

WE MAY PURSUE ACQUISITIONS AND INVESTMENTS IN NEW BUSINESSES, PRODUCTS OR TECHNOLOGIES THAT INVOLVE NUMEROUS RISKS, INCLUDING THE USE OF CASH AND DIVERSION OF MANAGEMENT'S ATTENTION.

    In the future, we may make acquisitions of and investments in new businesses, products and technologies or we may acquire operations that expand our manufacturing capabilities. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change in the communications industry, we may misgauge the long-term potential of the acquired business or technology or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could affect our profitability.

WE EXPECT TO EXPAND OUR OPERATIONS SIGNIFICANTLY AND OUR FAILURE TO MANAGE OUR EXPANSION COULD LEAD TO CUSTOMER DISSATISFACTION, COST INEFFICIENCIES AND LOST SALES OPPORTUNITIES.

    We are currently experiencing a period of expansion and anticipate that further expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage this growth, we will be required to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage our growing employee base. We also will be required to expand our finance, administrative and operations staff. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Our failure to manage our growth effectively could lead to customer dissatisfaction, cost inefficiencies and lost sales opportunities.

OUR RELOCATION MAY DISRUPT OUR BUSINESS, INCLUDING DELAYING SHIPMENTS TO OUR CUSTOMERS, AND MAY BE COSTLY IF IT IS NOT COMPLETED ON TIME.

    We are currently in the process of relocating our Palo Alto, California operations to accommodate our growing operations. We are relocating to leased office and manufacturing space in San Jose, California, which we believe satisfies our current requirements. Our new location requires substantial improvements and construction prior to our occupation. If these improvements and construction are not completed as scheduled, we may have to remain in our Palo Alto facility beyond the anticipated date, which would result in substantial costs and expenses under our amended Palo Alto sublease. In addition, if we are unable to relocate our operations in a timely manner, our production schedule and product shipments may be delayed, which may, in turn, result in cancelled orders and impaired relationships with our customers.

OUR BUSINESS IS SUBJECT TO THE RISKS OF PRODUCT RETURNS, PRODUCT LIABILITY AND PRODUCT DEFECTS.

    Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. The occurrence of errors could result in product returns from and reduced product shipments to our customers. In addition, any failure by our products to properly perform could result in claims against us by our customers. Such failure also could result in the loss of or delay in market acceptance of our products or harm our reputation. Due to the recent introduction of some of our products, we have limited experience with the problems that could arise with these products.

    Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in these agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. Although we maintain insurance to protect against claims associated with the use of our products, our insurance coverage may not adequately cover all claims asserted against us. In addition, even ultimately unsuccessful claims could result in costly litigation, divert our management's time and resources and damage our customer relationships.

WE USE A NUMBER OF SPECIALIZED TECHNOLOGIES, SOME OF WHICH ARE PATENTED, TO DESIGN, DEVELOP AND MANUFACTURE OUR PRODUCTS. INFRINGEMENT OF OUR INTELLECTUAL PROPERTY RIGHTS COULD HURT OUR COMPETITIVE POSITION, HARM OUR REPUTATION AND COST US MONEY.

    We regard the protection of our copyrights, patents, service marks, trademarks, trade dress and trade secrets as critical to our future success and plan to rely on a combination of copyright, patent, trademark and trade secret law, as well as on confidentiality procedures and contractual provisions, to protect our proprietary rights. We seek patent protection for our unique developments in circuit designs, processes and algorithms. Adequate protection of our intellectual property rights may not be available in every country where our products and services are made available. We intend, as a general policy, to enter into confidentiality and invention assignment agreements with all of our employees and contractors, as well as into nondisclosure agreements with parties with which we conduct business, to limit access to and disclosure of our proprietary information; however, we have not done so on a uniform basis. As a result, we may not have adequate remedies to preserve our trade secrets or prevent third parties from using our technology without authorization. We cannot assure you that all future employees, contractors and business partners will agree to these contracts, or that, even if agreed to, these contractual arrangements or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. If we are unable to execute these agreements or take other steps to prevent misappropriation of our technology or to deter independent development of similar technologies, our competitive position and reputation could suffer and we could be forced to make significant expenditures.

    We regularly file patent applications with the U.S. Patent and Trademark Office covering particular aspects of our technology and intend to prosecute such applications to the fullest extent of the law. Based upon our assessment of our current and future technology, we may decide to file additional patent applications in the future, and may decide to abandon current patent applications. We cannot assure you that any patent application we have filed or will file will result in an issued patent, or, if patents are issued to us, that such patents will provide us with any competitive advantages and will not be challenged by third parties or invalidated by the U.S. Patent and Trademark Office. Any failure to protect our existing patents or to secure new patents may limit our ability to protect the intellectual property rights that such patents or patent applications were intended to cover. Furthermore, the patents of others may impair our ability to do business. See "Business--Intellectual Property" for a more complete description of our intellectual property and our efforts to protect it.

    We have several registered trademarks and service marks, in the United States and abroad, and are in the process of registering others in the United States. Nevertheless, we can not assure you that the U.S. Patent and Trademark Office will grant us these registrations. Should we decide to apply to register additional trademarks or service marks in foreign countries, there is no guarantee that we will be able to secure such registrations. The inability to register and adequately protect our trademarks and service marks could harm our competitive position, harm our reputation and negatively impact our future profitability. For more details, see "Business--Intellectual Property."

CLAIMS THAT WE ARE INFRINGING THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS MAY RESULT IN COSTLY LITIGATION.

    As a provider of technologically advanced products, we are at particular risk of becoming subject to litigation based on claims that we are infringing the intellectual property rights of others. In the past, we have been subject to claims that some of our products infringe the proprietary rights of third parties. We cannot assure you that we will not be subject to any such claims in the future. Any future similar claims, whether meritorious or not, could be time-consuming to defend, damage our reputation, result in substantial and unanticipated costs associated with litigation and require us to enter into royalty or licensing agreements, which may not be available on acceptable terms or at all.

THE VARIABILITY OF OUR MANUFACTURING YIELDS MAY AFFECT OUR GROSS MARGINS.

    The success of our business depends largely on our ability to produce our products efficiently through a manufacturing process that results in a large number of usable products or yields, from any particular production run. In the past, we have experienced significant delays in our product shipments due to lower-than-expected production yields. Due to the rigid technical requirements for our products and manufacturing processes, our production yields may be negatively affected by a variety of factors, some of which are beyond our control. For instance, yields may be reduced by:

    - impurities in materials used;

    - contamination of the manufacturing environment;

    - human error, in part, due to insufficient employee training; and

    - equipment failures.

    Our manufacturing yields also vary significantly among our products due to product complexity and the depth of our experience in manufacturing a particular product. We cannot assure you that we will not experience problems with our production yields in the future. Decreases in our yields can result in substantially higher costs for our products. If we cannot maintain acceptable production yields in the future, our gross margin may suffer.

WE ARE CURRENTLY INVOLVED IN CLASS ACTION LAWSUITS, WHICH COULD RESULT IN SUBSTANTIAL COSTS AND DIVERT OUR MANAGEMENT'S ATTENTION AND RESOURCES.

    In 1999, four securities class action suits were brought against us alleging, among other things, breaches of fiduciary duty of our former directors to our former shareholders in connection with our recapitalization merger. We believe that these lawsuits are without merit. We have entered into a non-binding memorandum of understanding with the plaintiffs' counsel to settle the claims of unfairness and other breaches arising out of the recapitalization merger on a basis that will not have a material financial impact on our business; any settlement is, however, subject to the completion of discovery and settlement documentation on a basis acceptable to plaintiffs' counsel, as well as to court approval after notice to the class members. Accordingly, we cannot assure you that the settlement will occur on the basis provided for in the memorandum or at all. If the plaintiffs elect to pursue these claims or if the court does not approve the settlement, we could be forced to pay damages or be subject to court-ordered relief. In addition, we may be the target of other litigation in the future. This pending and future litigation could result in substantial costs to us and divert our management's attention and resources. For a more detailed description of this litigation, see "Business--Legal Proceedings."

CHANGES IN THE REGULATORY ENVIRONMENT OF THE COMMUNICATIONS INDUSTRY MAY REDUCE THE DEMAND FOR OUR PRODUCTS.

    The recent deregulation of the telecommunications industry has resulted in an increased number of service providers. Such increase, coupled with the expanding use of the Internet and data networking by businesses and consumers, has resulted in the rapid growth of the communications industry. This has led and will likely continue to lead to intense competition, short product life cycles, and, to some extent, regulatory uncertainty in and outside the United States. The course of the development of the communications industry is difficult to predict. For example, the delays in governmental approval processes that our customers are subject to, such as the issuance of site permits and the auction of frequency spectrum, have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. A reduction in network infrastructure expenditures could negatively affect the sale of our products. Moreover, in the short term, deregulation may result in a delay or a reduction in the procurement cycle because of the general uncertainty involved with the transition period of businesses.

OUR FUTURE PROFITABILITY COULD SUFFER FROM KNOWN OR UNKNOWN LIABILITIES THAT WE RETAINED WHEN WE SOLD PARTS OF OUR COMPANY.

    We have recently completed the divestiture of all but our current business. In the transactions in which we sold our other businesses, we generally retained liability arising from events occurring prior to the sale. Some of these liabilities were or have since become known to us, such as the environmental condition of the production facilities we sold. We may have underestimated the scope of these liabilities, and we may become aware of additional liabilities associated with the following in the future:

    - ownership of the intellectual property we have sold;

    - the potential infringement by our sold businesses of the intellectual property of others;

    - the regulatory compliance of our sold defense business;

    - export control compliance with respect to our defense products purchased by the United States and foreign governments; and

    - product defect claims with respect to products manufactured by our sold businesses before they were sold.

    If these and any other unknown liabilities and obligations exceed our expectations and established reserves, our future profitability could suffer and our capital needs could increase.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS WE COULD BE SUBJECT TO SUBSTANTIAL FINES.

    Two of our current and former production facilities have significant environmental liabilities for which we have entered into and funded fixed price remediation agreements and obtained cost-overrun and unknown pollution insurance coverage. We cannot assure you that this insurance will be sufficient to cover all liabilities related to these sites. In addition, we are subject to a variety of federal, state and local governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. In the past, we have been subject to periodic environmental reviews and audits, which have resulted in minor fines. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes or cease operations.

IF RF EMISSIONS POSE A HEALTH RISK, THE DEMAND FOR OUR PRODUCTS MAY DECLINE.

    Recent news reports have asserted that some radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. If it were determined or perceived that RF emissions from wireless communications equipment create a health risk, the market for our wireless customers' products and, consequently, the demand for our products could decline significantly.

OUR MANUFACTURING FACILITIES ARE CONCENTRATED IN AN AREA SUSCEPTIBLE TO EARTHQUAKES.

    Our headquarters and our manufacturing facilities are concentrated in an area where there is a risk of significant earthquake activity. Substantially all of the production equipment that currently accounts for our sales, as well as planned additional production equipment, is or will be located in a known earthquake zone. We cannot predict the extent of the damage that our facilities and equipment would suffer in the event of an earthquake or how such damage would affect our business. We do not maintain earthquake insurance.

                         RISKS RELATED TO THE OFFERING

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR COMMON STOCK IF YOU PURCHASE COMMON STOCK IN THIS OFFERING.

    Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares of our common stock. At the initial public offering price of $16.00 per share, the dilution will be $14.41 per share in net tangible book value of common stock from the initial public offering price, as more fully described under "Dilution."

YOUR INTERESTS AS HOLDERS OF OUR COMMON STOCK MAY CONFLICT WITH THOSE OF OUR CONTROLLING STOCKHOLDER.

    As of June 30, 2000, Fox Paine beneficially owned 80.5% of our outstanding share capital, and, after the offering and the private placements, will continue to own approximately 70.3% of our outstanding share capital. As a result, Fox Paine has and will continue to have control over the outcome of matters requiring stockholder approval, including the power to:

    - elect all of our directors and the directors of our subsidiaries;

    - amend our charter or by-laws; and

    - agree to or prevent mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries' assets.

    Fox Paine also will be able to delay, prevent or cause a change in control relating to us. Fox Paine's control over us and our subsidiaries, and its ability to delay or prevent a change in control relating to us could adversely affect the market price of our common stock.

    Fox Paine may in the future make significant investments in other communications companies. Some of these companies may be our competitors. Fox Paine and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

THE PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS AND MAY TRADE BELOW THE INITIAL PUBLIC OFFERING PRICE.

    The market price of our common stock after this offering may vary from the initial public offering price. Fluctuations in the price of our common stock may result from multiple factors, some of which are beyond our control, including quarterly operating results that fluctuate and vary from expectations. Factors that could cause our quarterly operating results to fluctuate include:

    - our inability to predict the timing and magnitude of sales of our products due to our lengthy and variable sales cycle;

    - the timing of our orders from and shipments to major customers and possible cancellation of orders;

    - the tendency of customers in our industry to order large quantities of products on an irregular basis;

    - the concentration of customer orders at the end of a quarter which may result in products shipping in the following quarter;

    - the length of time our customers spend in evaluating and testing our products and our manufacturing process before purchasing our products; and

    - customer responses to announcements of new products.

    In addition, in recent months, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of the underlying companies. As a result of these fluctuations, our common stock may trade at prices below the initial public offering price.

THE VOLATILITY OF OUR STOCK PRICE MAY INDUCE CLASS ACTION LAWSUITS, WHICH COULD RESULT IN SUBSTANTIAL COSTS AND DIVERSION OF OUR MANAGEMENT'S ATTENTION AND COULD CAUSE OUR STOCK PRICE TO FALL FURTHER.

    The public markets have experienced volatility that has particularly affected the market prices of securities of many technology companies for reasons that have often been unrelated to their operating results. In the past, following periods of volatility in the market prices of their stock, many companies have been the subjects of securities class action litigation. Similarly, if our stock price is volatile we could face securities class action litigation. Such litigation could result in substantial costs and divert management's attention and resources, which could cause our stock price to fall further. Furthermore, the volatility of our stock price, in addition to exposing us to potential litigation, may adversely affect the market price of our common stock and our company's visibility and credibility in our markets.

OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE.

    Sales of substantial amounts of our common stock after the offering, or the possibility of such sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates" and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" starting on page 6 and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    We will receive net proceeds of approximately $77.9 million from the sale of 5,400,000 shares of common stock at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated expenses. If the underwriters exercise their over-allotment option in full, then the net proceeds will be approximately $89.9 million.

    We intend to use up to $40.0 million of the net proceeds to repay the aggregate principal amount outstanding under the two tranches of our senior secured credit facility (less $9.3 million of such facility repaid after June 30, 2000), which had estimated weighted average interest rates of 9.52% and 10.00% in the six-month period ended June 30, 2000 and mature in December 2004 and 2005, respectively. We borrowed under our credit facility to finance in part our recapitalization merger.

    We currently estimate that we will use the balance of the net proceeds of this offering to fund our capital expenditures, and for strategic investments, acquisitions and general corporate purposes. We currently expect that for 2000 and 2001, capital expenditures will total approximately $20.6 million and $12.5 million, including expenditures for capital improvements to our new manufacturing facility and corporate headquarters as well as the purchase of new production equipment.

    Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    In 1997, 1998 and 1999, we paid $4.0 million, $3.7 million and $2.4 million in dividends, respectively. Historically, we paid dividends on a quarterly basis. We do not intend to pay cash dividends on our common stock for the foreseeable future. Instead, we intend to retain all earnings for use in the operation and expansion of our business. Our board of directors will make any future determination of the payment of dividends based upon various factors then existing, including, but not limited to, our financial condition, operating results and current and anticipated cash needs. In addition, covenants in our revolving credit facility limit our ability to declare and pay cash dividends on our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000:

    - on an unaudited actual basis; and

    - on an unaudited pro forma basis to give effect to:

     - the sale by us of Series A Preferred Stock for approximately $11.5 million, net of expenses;

     - the conversion of all our outstanding shares of Series A Preferred Stock into 1,498,800 shares of our common stock at a conversion price of $8.34 per share and the recognition of a $10.0 million preferred stock dividend resulting from a beneficial conversion feature. The $10.0 million preferred stock dividend is based upon an assumed initial public offering price of $15.00, which was the midpoint of the price range of this offering; and

     - our reincorporation on August 15, 2000.

    - on an unaudited pro forma as adjusted basis to give further effect to:

     - the sale by us of 5,400,000 shares of common stock at the initial public offering price of $16.00 per share after deducting underwriting discounts and commissions and estimated offering expenses;

     - the use of up to $40.0 million of the estimated net proceeds to repay the then outstanding indebtedness under our senior secured credit facility; and

     - the after-tax write-off of deferred debt issuance costs of $1.6 million.

    This table should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

    This information excludes:

    - 15,278,163 shares of common stock that were subject to outstanding options at June 30, 2000 at a weighted average exercise price of $1.56 per share; and

    - 1,198,506 additional shares of common stock reserved for issuance under our 2000 stock incentive plan.

                                                                       JUNE 30, 2000
                                                            ------------------------------------
                                                                                     PRO FORMA
                                                             ACTUAL    PRO FORMA    AS ADJUSTED
                                                            --------   ----------   ------------
                                                                        (UNAUDITED)
                                                                       (IN THOUSANDS)
Cash and equivalents......................................  $ 12,626    $ 24,126      $ 62,053
                                                            ========    ========      ========
Current portion of long-term debt.........................    11,950      11,950            --
Long-term debt, net of current portion....................    27,975      27,975            --
                                                            --------    --------      --------
Capital leases, net of current portion....................     4,804       4,804         4,804
                                                            --------    --------      --------
Stockholders' equity:
    Preferred Stock, $0.01 par value, 10 million
      authorized, none outstanding actual, pro forma or
      pro forma as adjusted...............................        --          --            --
    Common stock, $0.01 par value, 100 million shares
      authorized; 47,546,196 shares issued and
      outstanding, actual; 49,044,996 shares issued and
      outstanding, pro forma; and 54,444,996 shares issued
      and outstanding, pro forma as adjusted..............    69,297         490           544
    Additional paid-in capital............................        --      90,289       168,087
    Retained earnings (deficit)...........................   (66,978)    (76,960)      (78,558)
    Subscriptions receivable..............................      (252)       (252)         (252)
    Deferred stock compensation...........................    (3,403)     (3,403)       (3,403)
                                                            --------    --------      --------
        Total stockholders' equity (deficit)..............    (1,336)     10,164        86,418
                                                            --------    --------      --------
          Total capitalization............................  $ 43,393    $ 54,893      $ 91,222
                                                            ========    ========      ========

                                    DILUTION

    As of June 30, 2000, we had an unaudited net tangible book value (deficit) of approximately $(1.3) million, or approximately $(0.03) per share of common stock. Net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities divided by our shares of common stock outstanding. Without taking into account any other changes in the net tangible book value after June 30, 2000, other than to give effect to the receipt by us of the net proceeds from the sale of 5,400,000 shares of common stock in this offering at the initial public offering price of $16.00 per share, and including the receipt of approximately $11.5 million of net proceeds from the sale of Series A Preferred Stock, our unaudited pro forma as adjusted net tangible book value as of June 30, 2000 would have been $86.4 million, or $1.59 per share. This represents an immediate increase in net tangible book value of $0.24 per share attributable to the private placement investors and $1.38 per share to existing stockholders and an immediate dilution in net tangible book value of $14.41 per share of common stock to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................  $16.00
    Net tangible book value (deficit) per share as of
      June 30, 2000.........................................   (0.03)
    Increase in net tangible book value per share
      attributable to the Series A Preferred................    0.24
    Increase in net tangible book value per share
      attributable to new investors.........................    1.38
Unaudited pro forma as adjusted net tangible book value per
  share after the offering..................................    1.59
Dilution per share to new investors.........................  $14.41

    The following table summarizes on an as adjusted basis, as of June 30, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering before deducting the underwriting discounts and commissions and estimated offering expenses:

                               SHARES PURCHASED        TOTAL CONSIDERATION
                             ---------------------   -----------------------   AVERAGE PRICE
                               NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                             ----------   --------   ------------   --------   -------------
Existing stockholders and
  Series A Preferred
  investors................  49,044,996      90%     $ 78,410,000      48%        $ 1.60
New investors..............   5,400,000      10%     $ 86,400,000      52%        $16.00
                             ----------     ---      ------------     ---
        Total..............  54,444,996     100%     $164,810,000     100%

    The share amounts in the tables above are based on 47,546,196 shares of common stock outstanding as of June 30, 2000 and assume the conversion of the Series A Preferred Stock into 1,498,800 shares of common stock at a conversion price of $8.34 per share. The tables exclude:

    - 15,278,163 shares of common stock that were subject to outstanding options at June 30, 2000 at a weighted average exercise price of $1.56 per share; and

    - 1,198,506 additional shares of common stock reserved for issuance under our 2000 stock incentive plan.

    If we assume that the 15,278,163 shares of common stock subject to outstanding options were exercised at a weighted average exercise price of $1.56 per share, the dilution per share to new investors would be $14.42, the new investors would purchase 8% of the total amount of shares outstanding based on 69,723,159 shares outstanding and pay 46% of the total consideration of $188.6 million paid for the total amount of shares outstanding.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes to those consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. WJ Communications (formerly Watkins-Johnson Company) was formed in 1957 to develop and manufacture microwave devices for defense electronics and space communications systems. With the decline of the aerospace and defense industries in the 1990's, we began applying our technology and our design and manufacturing expertise to develop commercial communications products and commenced our current operations in 1996. On January 31, 2000, we completed a recapitalization transaction with an affiliate of Fox Paine & Co. and replaced the majority of our senior management and our entire Board of Directors. In several transactions leading up to the recapitalization, we divested all of our divisions other than our current business along with several non-operating real estate assets. All of our discontinued operations were divested as of March 31, 2000. As a result, financial information as of 1995 is not meaningful and accordingly has not been included below. Our quarters end on the Friday closest to the calendar month's end.

    The selected consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1997 is derived from our unaudited consolidated balance sheet which is not included in this prospectus. The selected consolidated financial data for the year ended and as of December 31, 1996 are derived from our unaudited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data for the six months ended and as of June 25, 1999 and June 30, 2000 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements, and include all adjustments, which are only normally recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results for the year ending December 31, 2000 or for any future period. The selected consolidated statement of operations data represent our results from continuing operations only and the selected consolidated balance sheet data exclude net assets from discontinued operations. For a discussion of our discontinued operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and note 10 to the audited consolidated financial statements included elsewhere in this prospectus.

                                                                                                   SIX MONTHS
                                                                                                      ENDED
                                                            YEAR ENDED DECEMBER 31,            -------------------
                                                   -----------------------------------------   JUNE 25,   JUNE 30,
                                                     1996       1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
    Sales........................................  $12,633    $31,174    $63,568    $82,404    $47,216    $ 44,678
    Cost of goods sold...........................   12,238     25,591     43,400     50,534     29,825      27,541
                                                   -------    -------    -------    -------    -------    --------
    Gross profit.................................      395      5,583     20,168     31,870     17,391      17,137
    Operating expenses:
        Research and development.................    6,585     10,204     14,124     16,806      8,651       8,764
        Selling and administrative...............    3,463      2,219      4,035      5,331      2,552       5,966
        Amortization of deferred stock
          compensation...........................       --         --         --         --         --         517
        Corporate administrative.................      561      1,240      1,811      4,391      1,852         322
        Recapitalization merger and other........       --         --         --      3,223         --      35,453
                                                   -------    -------    -------    -------    -------    --------
            Total operating expenses.............   10,609     13,663     19,970     29,751     13,055      51,022
                                                   -------    -------    -------    -------    -------    --------
    Income (loss) from operations................  (10,214)    (8,080)       198      2,119      4,336     (33,885)
    Interest income..............................      789      2,198      5,681      5,070      1,624       1,317
    Interest expense.............................   (1,574)      (795)      (601)      (520)      (245)     (2,275)
    Other income (expense)--net..................     (459)      (249)     1,220        412        156        (691)
    Gain on disposition of real property.........       --      7,609     14,973     61,652         --         808
                                                   -------    -------    -------    -------    -------    --------
    Income (loss) from continuing operations
      before income taxes........................  (11,458)       683     21,471     68,733      5,871     (34,726)
    Income tax (provision) benefit...............    4,055       (240)    (6,978)   (26,383)    (1,903)      9,374
                                                   -------    -------    -------    -------    -------    --------
    Income (loss) from continuing operations.....  $(7,403)   $   443    $14,493    $42,350    $ 3,968    $(25,352)
                                                   =======    =======    =======    =======    =======    ========
    Income (loss) from continuing operations per
      share--basic...............................  $ (0.03)   $  0.00    $  0.06    $  0.22    $  0.02    $  (0.34)
                                                   =======    =======    =======    =======    =======    ========
    Income (loss) from continuing operations per
      share--diluted.............................  $ (0.03)   $  0.00    $  0.06    $  0.21    $  0.02    $  (0.34)
                                                   =======    =======    =======    =======    =======    ========
    Shares used to calculate income (loss) from
      continuing operations per share--basic.....  247,950    247,740    232,110    192,584    196,860      73,551
    Shares used to calculate income (loss) from
      continuing operations per share--diluted...  247,950    255,270    235,710    198,341    199,830      73,551

    Working capital excludes net assets of discontinued operations in the amount of $96,617, $35,563, $27,922, $20,237 and $3,451 as of December 31, 1996, 1997,
1998, 1999 and June 30, 2000, respectively. Total assets exclude net assets of discontinued operations in the amount of $166,326, $97,317, $36,975, $20,237 and $3,451 as of December 31, 1996, 1997, 1998, 1999 and June 30, 2000,
respectively.

                                                               DECEMBER 31,
                                                 -----------------------------------------   JUNE 30,
                                                   1996       1997       1998       1999       2000
                                                 --------   --------   --------   --------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED CONSOLIDATED BALANCE SHEET DATA:
    Cash and equivalents and short-term
      investments..............................  $ 15,702   $134,462   $ 64,624   $173,812    $12,626
    Working capital............................    30,889    131,963     90,660    179,077     15,920
    Total assets...............................    55,878    182,668    147,614    223,383     70,656
    Total debt.................................        --         --         --         --     39,925
    Capital leases, net of current portion.....     7,565      5,190      5,066      4,902      4,804
    Total stockholders' equity (deficit).......   195,005    220,987    133,679    202,137     (1,336)
    Dividends per common share.................  $   0.02   $   0.02   $   0.02   $   0.02    $    --

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS AND THE TIMING OF EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OUR HISTORY

    We were founded as Watkins-Johnson Company in 1957 by Dr. Dean A. Watkins, formerly a professor of electrical engineering at Stanford University, and Dr. H. Richard Johnson, formerly an engineer at Hughes Laboratories. We began developing and manufacturing microwave devices for government electronics and space communications systems used for intelligence gathering and communications. With the decline of the aerospace and defense industries in the 1990s, we applied our radio frequency, or RF, expertise to the growing commercial communications industry. In the mid-1990s, we were comprised of three primary divisions, the semiconductor equipment group, the telecommunications group and the microwave products group. In 1996, the microwave products group began to develop commercial applications from its military technologies, which became our initial products. In 1997, we sold the government electronics business within the microwave products group to Stellex Microwave Systems, Inc. We retained the commercial applications that we had developed and formally created a separate business to develop these applications into products for the commercial broadband communications market, including fiber optic and wireless networks.

    In October 1999, an affiliate of Fox Paine agreed to enter into a recapitalization merger transaction with us. The recapitalization merger transaction was the culmination of a strategy implemented by the predecessor Board of Directors in February 1999 to seek to maximize shareholder value by pursuing the sale of the company in its entirety or as separate business groups. For a number of years prior to that time, difficult market conditions, including decreased Federal defense spending, affected some of our business groups. The predecessor Board determined that these conditions, as well as the difficulty that the public capital markets had in categorizing our business and identifying comparable companies, given our several disparate businesses, resulted in our public stock price being undervalued. As a result, the predecessor Board decided to divest the microwave products group in 1997, the semiconductor products group in 1999 and the telecommunications group in early 2000, in some cases along with associated real estate assets. We replaced the majority of our senior management and our entire Board of Directors upon the closing of the recapitalization merger on January 31, 2000. From January 1, 1998 until January 31, 2000, our stock price ranged from $0.55 to $1.37 per share, adjusted for subsequent stock splits. The price per share paid in the recapitalization merger was $1.37, which was the price Fox Paine paid for its shares. Since our recapitalization merger, we have been focused exclusively on providing product solutions that enable and facilitate the development of fiber optic, broadband cable and wireless network infrastructure. In April 2000, we changed our name from Watkins-Johnson Company to WJ Communications, Inc. to highlight our focus on the commercial broadband communications markets. We reincorporated in Delaware and effected a 3-for-2 stock split on August 15, 2000.

    In the recapitalization merger, FP-WJ Acquisition Corp., a newly-formed corporation wholly-owned by Fox Paine, merged into us. All of our pre-recapitalization shareholders except, with respect to a portion of its shares, a family trust of which Dean A. Watkins is a co-trustee and beneficiary, became entitled to receive cash in exchange for their shares of the pre-recapitalization common stock. Dr. Watkins is our co-founder and was the Chairman of our Board of Directors at the time of the recapitalization merger. As a result of the rollover of a portion of the interest in our equity in us held by Dr. Watkins' trust pursuant to an agreement entered into with the trust at the time we entered into the merger agreement, we were able to account for the merger as a recapitalization for financial accounting purposes. In addition, the rollover provided the trust with a tax benefit, in that the rollover shares were not retired for cash or otherwise, and the opportunity to participate in the equity appreciation of our stock.

    Our statement of operations includes the costs of the recapitalization merger as an expense. In addition, as a result of the continuing significant ownership interest of the pre-recapitalization stockholders, no adjustments have been made to the historical carrying amounts of our assets and liabilities as a result of the recapitalization merger. Furthermore, the premium paid in cash to stockholders in excess of that historical cost is shown as a reduction of stockholders' equity.

OVERVIEW

    We design, develop and manufacture innovative, high quality broadband communications products that enable voice, data and image transport over fiber optic, broadband cable and wireless communications networks around the world. Our products are comprised of advanced, highly functional components and integrated assemblies which address the RF challenges of both current and next generation broadband communications networks. These products are used in the network infrastructure supporting and facilitating mobile communications, broadband high-speed data transmission and enhanced voice services. Our core expertise in gallium arsenide semiconductor and thin-film technology, coupled with our exceptional RF design and manufacturing capabilities, have enabled us to obtain a competitive advantage in these broadband communications markets.

  SALES

    We sell our products predominantly to a few large equipment manufacturers and service providers in the fiber optic, broadband cable and wireless network infrastructure markets. Our major customers provide forecasted demand on at least a monthly basis, which assists us in allocating our manufacturing capacity. These forecasts, however, are subject to changes, including as a result of changes in market conditions, and could fluctuate from quarter to quarter.

    We depend on a small number of customers for a majority of our sales. During the year ended December 31, 1999, we had three customers that each accounted for more than 10% of our sales, Lucent Technologies, Nortel Networks and Bartley. During that period, approximately 76% of our sales were to these three customers. For the six months ended June 30, 2000, approximately 69% of our sales were to Nortel and Lucent, which were our only customers that accounted for more than 10% of our sales for that period. We have diversified our customer base over the last few years and we have expanded our product offering from wireless mobile infrastructure products to include fiber optic, broadband cable and fixed wireless products and intend to further diversify our customer base and product offering in the future. However, we anticipate that we will continue to sell a majority of our products to a relatively small group of customers. In addition, most of our sales result from purchase orders or contracts that can be cancelled on short-term notice. Delays in manufacturing or supply procurement or other factors could potentially cause cancellation, reduction or delay in orders by or in shipments to a significant customer.

    We recognize revenues upon transfer of title of our products to customers. Generally, title passes upon shipment of our products. Beginning in March 2000, our contract with Lucent converted to a consignment arrangement under which title does not pass until Lucent utilizes our products in its production processes. As a consequence, we recognize revenue on this contract only when Lucent notifies us of product consumption. A small portion of our sales are made to distributors, who maintain the right of return. As such returns historically have been nominal, we recognize revenues for these customers upon shipment.

    We provide a warranty on standard products and components and products developed for specific customer or program applications. We estimate the warranty cost based on our historical field return rates. To date, we have had no significant warranty returns. We include warranty expense related to these products in cost of goods sold.

    Generally, the selling prices of our products decrease over time as a result of increased volumes and general competitive pressures. We expect that prices will continue to decline as a result of volume increases and these competitive pressures.

  COST OF GOODS SOLD

    Our cost of goods sold consists primarily of:

    - direct material costs of product components;

    - production wages, taxes and benefits;

    - costs of assembly by third party contract manufacturers;

    - labor contracted on a temporary basis;

    - supplies consumed in the manufacturing process;

    - depreciation and amortization of manufacturing plant and equipment;

    - allocated occupancy costs; and

    - scrapped material used in the production process.

    We recognize cost of goods sold upon recognition of revenue. We recognize losses on contracts, including purchase orders, when identified.

  OPERATING EXPENSES

    Our operating expenses are classified into three general categories: research and development, selling and administrative, and corporate administrative. We classify all charges to the research and development, selling and administrative, and corporate administrative categories based on the nature of the expenditures. Although each of these three categories includes expenses that are unique to the category type, there are commonly recurring expenditures that are typically included in these categories, such as wages, fringe benefit costs, depreciation and allocated overhead.

  RESEARCH AND DEVELOPMENT

    Research and development expense represents wages, supplies and allocated overhead costs to design, develop and improve products and processes. These costs are expensed as incurred.

  SELLING AND ADMINISTRATIVE

    Selling and administrative expense consists primarily of wages, travel and facility costs incurred by and other expenses allocated to our selling and administrative departments. Selling and administrative expense also includes manufacturer representatives and distributor sales commissions, trade show and advertising expenses and fees and expenses of legal, accounting, and other professional consultants.

  CORPORATE ADMINISTRATIVE

    Corporate administrative expense is comprised of costs incurred at our corporate level that were allocated to our current business operations based on projected business volume, services and needs of operations provided. The portion of this expense which is continuing to be incurred after the closing of the recapitalization merger is included in selling and administrative expense after January 31, 2000.

  RECAPITALIZATION MERGER AND OTHER

    Recapitalization merger and other expense is a non-recurring expenditure comprised of employee retention and severance compensation, legal, professional and other costs associated with our recapitalization merger and the sale of our telecommunications group.

RESULTS OF OPERATIONS

    The following table sets forth selected items from our statements of operations data as a percentage of total sales for the periods indicated:

                                                        PERCENTAGE OF SALES
                                   --------------------------------------------------------------
                                      YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED
                                   ------------------------------   -----------------------------
                                     1997       1998       1999     JUNE 25, 1999   JUNE 30, 2000
                                   --------   --------   --------   -------------   -------------
Sales............................   100.0%     100.0%     100.0%        100.0%          100.0%
Cost of goods sold...............    82.1       68.3       61.3          63.2            61.6
                                    -----      -----      -----         -----          ------
Gross profit.....................    17.9       31.7       38.7          36.8            38.4
Operating expenses:
    Research and development.....    32.7       22.2       20.4          18.3            19.6
    Selling and administrative...     7.1        6.4        6.5           5.4            13.3
    Amortization of deferred
      stock compensation.........      --         --         --            --             1.2
    Corporate administrative.....     4.0        2.8        5.3           3.9             0.7
    Recapitalization merger and
      other......................      --         --        3.9            --            79.4
                                    -----      -----      -----         -----          ------
        Total operating
          expenses...............    43.8       31.4       36.1          27.6           114.2
                                    -----      -----      -----         -----          ------

Income (loss) from operations....   (25.9)       0.3        2.6           9.2           (75.8)
Interest income..................     7.1        8.9        6.2           3.4             2.9
Interest expense.................    (2.6)      (0.9)      (0.6)         (0.5)           (5.1)
Other income (expense)--net......    (0.8)       1.9        0.5           0.3            (1.5)
Gain on disposition of real
  property.......................    24.4       23.6       74.8           0.0             1.8
                                    -----      -----      -----         -----          ------

Income (loss) from continuing
  operations before income
  taxes..........................     2.2       33.8       83.4          12.4           (77.7)
Income tax (provision) benefit...    (0.8)     (11.0)     (32.0)         (4.0)           21.0
                                    -----      -----      -----         -----          ------

Income (loss) from continuing
  operations.....................     1.4%      22.8%      51.4%          8.4%          (56.7)%
                                    =====      =====      =====         =====          ======

    The following table sets forth our sales by product category for the years ended December 31, 1997, 1998 and 1999 and for the unaudited six-month periods ended June 25, 1999 and June 30, 2000:

                                      YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED
                                   ------------------------------   -----------------------------
                                     1997       1998       1999     JUNE 25, 1999   JUNE 30, 2000
                                   --------   --------   --------   -------------   -------------
                                                           (IN THOUSANDS)
Sales:
    Semiconductor................  $ 3,651    $ 9,763    $15,625       $ 7,161         $10,074
    Fiber optic..................      676      7,251     15,228         6,971          18,456
    Wireless.....................   26,847     46,554     51,551        33,084          16,148
                                   -------    -------    -------       -------         -------
        Total sales..............  $31,174    $63,568    $82,404       $47,216         $44,678
                                   =======    =======    =======       =======         =======

COMPARISON OF SIX MONTHS ENDED JUNE 25, 1999 AND JUNE 30, 2000

    SALES. Sales decreased 5% to $44.7 million in the first half of 2000 from $47.2 million in the first half of 1999 primarily due to the completion in the second quarter 1999 of our contract with a major customer to build fixed wireless products for a project in an emerging country. Sales of fixed wireless products for this project totaled $22.3 million or 47% of our sales in the first half of 1999. The decline in sales related to the completion of our contract to build fixed wireless products was partially offset by an increase of $11.5 million in sales of fiber optic products, which was primarily related to an increase in assembly components shipped to one of our largest customers, and an increase of $2.9 million in sales of semiconductor products, primarily due to higher shipments of amplifier products.

    COST OF GOODS SOLD. Cost of goods sold decreased 8% to $27.5 million in the first half of 2000 from $29.8 million in the first half of 1999. The decrease is a result of the decrease in sales and lower cost of goods sold as a percentage of sales. Our cost of goods sold as a percentage of sales decreased to 61.6% in the first half of 2000 from 63.2% in the first half of 1999. The decrease was primarily due to the increase as a percentage of sales of semiconductor and fiber optic products, which have lower variable product cost.

    RESEARCH AND DEVELOPMENT. Research and development expense increased 1% to $8.8 million in the first half of 2000 from $8.7 million in the first half of 1999. This increase was primarily attributable to our continued spending on the development of wireless broadband access products and semiconductor products as well as new spending on fiber optic product development. Research and development expense as a percentage of sales increased to 19.6% in the first half of 2000 from 18.3% in the first half of 1999. This increase was primarily a result of the lower levels of sales in the first half of 2000.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased 134% to $6.0 million in the first half of 2000 from $2.6 million in the first half of 1999. This increase was primarily the result of the inclusion in selling and administrative expenses of $1.1 million of corporate administrative expenses after January 31, 2000, the date of the recapitalization merger, $300,000 of expenses associated with human resources and recruiting, as well as $400,000 of expenses associated with additional sales resources in the first half of 2000. Our selling and administrative expenses as a percentage of sales increased to 13.3% in the first half of 2000 from 5.4% in the first half of 1999 as a result of the increase in selling and administrative cost described above combined with the lower level of sales in the first half of 2000. Our sales expense increased despite a decline in sales primarily because we increased the size of our sales force from seven sales representatives in June of 1999 to 14 sales representatives in June 2000. The increase in the number of sales representatives is attributable to our efforts to increase our market penetration and diversify our customer base.

    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation expense in the first half of 2000 includes $517,000 related to the sale of stock and the issuance of stock options at a price deemed below fair value.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense decreased 83% to $322,000 in the first half of 2000 from $1.9 million in the first half of 1999. This decrease resulted from the winding-down of corporate activities at the corporate level as a result of the recapitalization merger. It was also attributable to the fact that in the first half of 2000 these expenses were only included in corporate administrative expense through January 31, 2000. After that date, the portion of these costs which continued to be incurred by us were included in selling and administrative expense. In future periods, all of these costs which continue to be incurred will be classified as selling and administrative expense.

    RECAPITALIZATION MERGER AND OTHER. We incurred the recapitalization merger and other expense of $35.5 million in the first half of 2000 related to our recapitalization merger. These expenses include: $16.8 million of compensation expenses related to payments to former option holders; $9.8 million of compensation expenses related to bonus, retention, and severance amounts for certain employees; $4.7 million of legal, consulting and accounting fees; and $4.2 million of financial services and other expenses related to the recapitalization merger transaction. There was no corresponding expense in the first half of 1999.

    INTEREST INCOME. Interest income primarily represents interest earned on short-term available-for-sale investments. Interest income decreased 19% to $1.3 million in the first half of 2000 from $1.6 million in the first half of 1999. This decrease resulted from decreased average amounts of funds available for investment during the first half of 2000 as compared to the first half of 1999.

    INTEREST EXPENSE. Interest expense increased to $2.3 million in the first half of 2000 from $245,000 in the first half of 1999. This increase resulted primarily from interest expense related to the new credit facility with CIBC World Markets Corp. that we entered into as part of the recapitalization merger.

    OTHER INCOME (EXPENSE)--NET. Other income (expense)--net, decreased to $691,000 of other expense in the first half of 2000 from $156,000 of other income in the first half of 1999. This decrease is primarily related to losses realized in the first quarter 2000 when we liquidated short-term investments to fund in part the recapitalization merger. During the first half of 2000, we realized a gain of $808,000 from the disposition of real property. We had no such dispositions in the prior year period.

    INCOME TAX (PROVISION) BENEFIT. Income tax (provision) benefit relative to continuing operations consists of federal and state income taxes. Our effective tax rate for the first half of 1999 was a (provision) of (32.4%). It was lower than the provision based upon the statutory rate mostly due to benefits derived from our foreign sales corporation and research tax credits. In the first half of 2000, our effective tax rate resulted in a benefit of 27.0%. In this period, we had an effective tax benefit as a result of the deductible portion of the costs relative to the recapitalization merger with Fox Paine.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1999

    SALES. Sales increased 30% to $82.4 million in 1999 from $63.6 million in 1998 primarily due to product development efforts which resulted in significantly increased product offerings and shipments to customers. In particular, sales increased $8.0 million for fiber optic products, $5.8 million for semiconductor products and $5.0 million for wireless products.

    COST OF GOODS SOLD. Cost of goods sold increased 16% to $50.5 million in 1999 from $43.4 million in 1998. This was primarily due to increased costs resulting from our increase in sales. Cost of goods sold as a percentage of sales decreased to 61% in 1999 from 68% in 1998, as we leveraged our fixed costs over a higher sales volume and due to increased sales as a percentage of total sales of semiconductor and fiber optic products which have lower variable product costs.

    RESEARCH AND DEVELOPMENT. Research and development expense increased 19% to $16.8 million in 1999 from $14.1 million in 1998. This increase was primarily a result of our increased product development efforts related to future generation fiber optic, broadband cable and semiconductor products and wireless broadband equipment. Research and development expense as a percentage of sales decreased to 20% in 1999 from 22% in 1998 as a result of a greater increase in sales during the period.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased 33% to $5.3 million in 1999 from $4.0 million in 1998. This increase was primarily due to increased costs relating to an increase in sales. Selling and administrative expense as a percentage of sales remained approximately 6% for both years.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense increased 144% to $4.4 million in 1999 from $1.8 million in 1998. This increase resulted primarily from a larger amount of corporate costs being allocated to our current business in comparison to other divisions previously operated by us, as our current business experienced overall sales growth during the period while sales from other divisions were declining. Following the merger recapitalization, we expect that the portion of these costs which will continue to be incurred will decline, with the ongoing costs included in selling and administrative expense in the future.

    RECAPITALIZATION MERGER AND OTHER. We incurred recapitalization merger and other expense of $3.2 million principally during the third and fourth quarter 1999 related to our recapitalization merger and the sale of our telecommunications group. There was no corresponding expense in 1998.

    INTEREST INCOME. Interest income decreased 11% to $5.1 million in 1999 from $5.7 million in 1998. This decrease resulted from the lower average amounts of funds available for investment during 1999.

    INTEREST EXPENSE. Interest expense decreased 13% to $520,000 in 1999 from $601,000 in 1998. This decrease resulted from the amortization of the interest component of our capital lease obligations in 1999.

    OTHER INCOME (EXPENSE)--NET. Other income (expense)--net, decreased to $412,000 in 1999 from $1.2 million in 1998. This decrease is primarily due to an increase in the costs of administering our sublease of the Palo Alto facility during 1999. These costs primarily related to the facility repairs.

    GAIN ON DISPOSITION OF REAL PROPERTY. In 1999, we completed the sale of our San Jose, California facility including a 190,000 square foot building, resulting in net proceeds of about $16.9 million and a pre-tax gain of $9.7 million. This property was vacated in 1998. Also in 1999, we completed the sale of one of our long-term lease interests involving about 16 acres in Palo Alto, California to Stanford University, resulting in net proceeds of approximately $54.0 million and a pre-tax gain of $51.8 million.

    In 1998, we sold approximately 15 acres of undeveloped land adjacent to our San Jose, California, facility for net proceeds of $16.0 million and a pre-tax gain of $15.0 million. The remainder of the San Jose property was sold in 1999.

    INCOME TAX (PROVISION) BENEFIT. Our effective tax rate increased to 38.4% in 1999 from 32.5% in 1998. This increase was primarily related to higher taxes paid in 1999 on the gain on real property.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998

    SALES. Sales increased 104% to $63.6 million in 1998 from $31.2 million in 1997. Sales increased for both semiconductor products and fiber optic products and to a much larger degree for wireless products. The increase in wireless product sales included our first large order for fixed wireless products from a major wireless carrier.

    COST OF GOODS SOLD. Cost of goods sold increased 70% to $43.4 million in 1998 from $25.6 million in 1997. This increase is primarily due to increased costs resulting from the increase in sales. Cost of goods sold as a percentage of sales decreased to 68% in 1998 from 82% in 1997, primarily from leveraging our fixed costs over higher sales volume.

    RESEARCH AND DEVELOPMENT. Research and development expense increased 38% to $14.1 million in 1998 from $10.2 million in 1997. This increase was primarily attributable to increased research and development activities in 1998 related to the launch of several products. Research and development expense as a percentage of sales decreased to 22% in 1998 from 33% in 1997 due to greater increases in sales in 1998 resulting from our product development efforts.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased 82% to $4.0 million in 1998 from $2.2 million in 1997. This increase was primarily attributable to our increased sales efforts in 1998. Selling and administrative expense as a percentage of sales decreased to 6% in 1998 from 7% in 1997 primarily as a result of the increase in sales during this period.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense increased 46% to $1.8 million in 1998 from $1.2 million in 1997. This increase primarily resulted from a larger amount of corporate level costs being allocated to our current business, as it achieved significant sales growth in 1998 while sales from other business divisions were declining.

    INTEREST INCOME. Interest income increased 159% to $5.7 million in 1998 from $2.2 million in 1997. This increase resulted from an increased average amount of funds available for investment during the year in 1998.

    INTEREST EXPENSE. Interest expense decreased 24% to $601,000 in 1998 from $795,000 in 1997. This decrease resulted from the amortization of the interest component of our capital lease obligations during 1998.

    OTHER INCOME (EXPENSE)--NET. Other income (expense)--net, increased to $1.2 million of other income in 1998 from $249,000 of other expense in 1997. This increase is primarily due to a full year of net rental income of approximately $1.2 million from subleasing part of the Palo Alto facility in 1998. In 1997, we only received two months of rental income related to this facility, as the sublease agreement did not commence until the divestiture of the government electronics group in October of 1997.

    GAIN ON DISPOSITION OF REAL PROPERTY. In 1998, we sold approximately 15 acres of undeveloped land adjacent to our San Jose, California, facility for net proceeds of $16.0 million and a pre-tax gain of $15.0 million. The remainder of the San Jose property was sold in 1999.

    In 1997, we exchanged a portion of our subleased interest at our Palo Alto, California, facility for consideration consisting of cash and the sublessor's leasehold rights in the remaining parcels under the lease. The exchange resulted in a pre-tax gain of $7.6 million.

    INCOME TAX (PROVISION) BENEFIT. Our effective tax rate decreased to 32.5% in 1998 from 35.1% in 1997. This decrease was primarily related to a decrease in our effective state tax rate that resulted from an increase in tax credits utilized for state tax purposes.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth, for the periods presented, selected data from our consolidated statements of operations and the data as a percentage of sales on a quarterly basis. The consolidated statements of operations data have been derived from our unaudited consolidated financial statements. In the opinion of management, these statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the consolidated financial statements and notes to those financial statements included elsewhere in this prospectus.

                                                                     THREE MONTHS ENDED
                                             ------------------------------------------------------------------
                                             MARCH 26,   JUNE 25,   SEPT. 24,   DEC. 31,   MARCH 31,   JUNE 30,
                                               1999        1999       1999        1999       2000        2000
                                             ---------   --------   ---------   --------   ---------   --------
                                                                       (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
    Sales..................................   $23,528    $23,688     $16,524    $18,664    $ 17,051    $27,627
    Cost of goods sold.....................    16,095     13,730       9,684     11,025      10,075     17,466
                                              -------    -------     -------    --------   --------    -------
    Gross profit...........................     7,433      9,958       6,840      7,639       6,976     10,161
    Operating expenses:
        Research and development...........     3,934      4,717       4,367      3,788       4,145      4,619
        Selling and administrative.........     1,262      1,290       1,168      1,611       2,569      3,397
        Amortization of deferred stock
          compensation.....................        --         --          --         --          --        517
        Corporate administrative...........       739      1,113       1,181      1,358         322         --
        Recapitalization merger and
          other............................        --         --       1,639      1,584      35,453         --
                                              -------    -------     -------    --------   --------    -------
            Total operating expenses.......     5,935      7,120       8,355      8,341      42,489      8,533
                                              -------    -------     -------    --------   --------    -------
    Income (loss) from operations..........     1,498      2,838      (1,515)      (702)    (35,513)     1,628
    Interest income........................       844        780       1,084      2,362       1,026        291
    Interest expense.......................      (120)      (125)       (134)      (141)       (872)    (1,403)
    Other income (expense)--net............       184        (28)        165         91        (519)      (172)
    Gain on disposition of real property...        --         --       9,686     51,966          --        808
                                              -------    -------     -------    --------   --------    -------
    Income (loss) from continuing
      operations before income taxes.......     2,406      3,465       9,286     53,576     (35,878)     1,152
    Income tax (provision) benefit.........      (782)    (1,121)     (2,964)   (21,516)      9,687       (313)
                                              -------    -------     -------    --------   --------    -------
    Income (loss) from continuing
      operations...........................   $ 1,624    $ 2,344     $ 6,322    $32,060    $(26,191)   $   839
                                              =======    =======     =======    ========   ========    =======

                                                                  AS A PERCENTAGE OF SALES
                                             ------------------------------------------------------------------
                                             MARCH 26,   JUNE 25,   SEPT. 24,   DEC. 31,   MARCH 31,   JUNE 30,
                                               1999        1999       1999        1999       2000        2000
                                             ---------   --------   ---------   --------   ---------   --------
Sales......................................     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Cost of goods sold.........................      68.4       58.0        58.6       59.1        59.1       63.2
                                              -------    -------     -------    --------   --------    -------
Gross profit...............................      31.6       42.0        41.4       40.9        40.9       36.8
Operating expenses:
    Research and development...............      16.7       19.9        26.4       20.3        24.3       16.7
    Selling and administrative.............       5.4        5.4         7.1        8.6        15.1       12.3
    Amortization of deferred stock
      compensation.........................       0.0        0.0         0.0        0.0         0.0        1.9
    Corporate administrative...............       3.1        4.7         7.1        7.3         1.9        0.0
    Recapitalization merger and other......       0.0        0.0         9.9        8.5       207.9        0.0
                                              -------    -------     -------    --------   --------    -------
        Total operating expenses...........      25.2       30.0        50.6       44.7       249.2       30.9
                                              -------    -------     -------    --------   --------    -------
Income (loss) before operations............       6.4       12.0        (9.2)      (3.8)     (208.3)       5.9
Interest income............................       3.6        3.3         6.6       12.7         6.0        1.1
Interest expense...........................      (0.5)      (0.5)       (0.8)      (0.8)       (5.1)      (5.1)
Other income (expense)--net................       0.8       (0.1)        1.0        0.5        (3.0)      (0.6)
Gain on disposition of real property.......       0.0        0.0        58.6      278.4         0.0        2.9
                                              -------    -------     -------    --------   --------    -------
Income (loss) from continuing operations
  before income taxes......................      10.2       14.7        56.2      287.1      (210.4)       4.2
Income tax (provision) benefit.............      (3.3)      (4.7)      (17.9)    (115.3)       56.8       (1.2)
                                              -------    -------     -------    --------   --------    -------
Income (loss) from continuing operations...       6.9%      10.0%       38.3%     171.8%     (153.6)%      3.0%
                                              =======    =======     =======    ========   ========    =======

    The following discussion highlights significant events that impacted our sales and financial results in the six quarters ended June 30, 2000. You should not rely on our prior results in any quarter as an indication of our future performance.

    SALES. For the six-quarter period presented, sales were at relatively high levels during the first and second quarter of 1999, due primarily to large shipments of our fixed wireless products. These shipments and our customer requirements for them were completed in the second quarter 1999. Total sales for fiber optic and semiconductor products have grown on a quarter-by-quarter basis from the first quarter 1999, and for wireless products have grown since the third quarter 1999, with the exception of the first quarter 2000. In the first quarter 2000, our sales were negatively impacted as our contract with Lucent Technologies converted to a consignment arrangement under which title will not pass, and we will therefore not recognize sales, until Lucent Technologies utilizes our products in its production processes. Sales were at the highest level during the second quarter 2000.

    COST OF GOODS SOLD. For the six quarters presented, cost of goods sold as a percentage of sales was at its highest level in the first quarter 1999. This was primarily a result of costs related to the fixed wireless products and the higher variable product costs required for manufacturing these products. Cost of goods sold as a percentage of sales decreased in the second quarter 1999 as a result of our product mix and higher level of manufacturing efficiency as we completed the fixed wireless product orders. We expect cost of goods sold as a percentage of sales to increase in the near term as new products are transitioned from development to manufacturing and a new operating lease commences in the third quarter 2000 in connection with the relocation of our Palo Alto, California operations to San Jose, California.

    RESEARCH AND DEVELOPMENT. Research and development increased significantly in the second quarters 1999 and 2000 as compared to the first quarters 1999 and 2000, primarily because of an increase in our research and development staff and their related cost. Research and development salaries and wages were relatively stable during the second quarter of 1999 through the first quarter 2000. The decline in research and development expenditures from the second quarter 1999 through the first quarter 2000 relates to lower levels of supplies being consumed and lower levels of support cost being allocated.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased in each of the six quarters presented, with the exception of a small decrease in the third quarter 1999. The increases were primarily due to an increase in the number of sales and marketing personnel, an increase in human resource and recruiting expenses, and to the inclusion effective January 31, 2000 of corporate administrative expenditures in selling and administrative expense. We expect selling and administrative expense to increase as we continue to expand our sales and administrative organization.

    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation expense in the second quarter of 2000 related to the sale of stock and the issuance of options at a price deemed below fair value.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense increased in all four quarters 1999, and decreased in the first and second quarters of 2000. The increases resulted primarily from corporate administrative expense incurred at our corporate level that we allocated to our current business as it experienced overall sales growth during these periods relative to the corporation as a whole. Following the recapitalization merger on January 31, 2000, we expect the portion of these costs which continue to be incurred to decline, with the ongoing costs included in selling and administrative expense in the future.

    INTEREST INCOME. Interest income for the six-quarter period presented varied primarily as a result of the average amount of funds available for investment during the period.

    INTEREST EXPENSE. Interest expense remained at approximately the same amount in all four quarters 1999 and increased in the first and second quarter 2000. Interest expense for the 2000 quarters was higher due to borrowings under our new credit facility that we entered into as part of the recapitalization merger. We expect interest expense to be lower in future quarters assuming we raise sufficient funds in the offering to repay the amounts currently outstanding under this facility.

    OTHER INCOME (EXPENSE)--NET. For the four quarters in the period ended December 31, 1999, net rental income generated from the sublease on our Palo Alto facility decreased mostly due to higher facility repairs. Other income (expense)--net, declined in the first quarter 2000 primarily due to losses realized in the liquidation of short-term investments to fund in part the recapitalization merger. Other income (expense)--net in the second quarter of 2000 declined from other income--net to other (expense)--net as compared to the quarterly levels of 1999 primarily because of higher facility costs associated with our Palo Alto sublease. Other income (expense)--net, is expected to decrease in the fourth quarter 2000, as the Palo Alto, California sublease arrangement is scheduled to expire.

LIQUIDITY AND CAPITAL RESOURCES

    Cash, cash equivalents and short-term investments decreased from $173.8 million at December 31, 1999 to $12.6 million on June 30, 2000. The decrease was primarily attributable to cash required to complete the recapitalization merger on January 31, 2000. The recapitalization merger was accomplished with our cash on hand, proceeds from the sale of the telecommunications group of $59.5 million, proceeds from the sale of equity to Fox Paine for $50.8 million, $4.9 million in roll-over equity by an existing stockholder, and $40.0 million drawn from the new credit facility. As a result of our borrowings under the credit facility, our interest expense increased by $2.0 million in the first half of 2000 as compared to the first half of 1999.

    This credit facility is comprised of a $15.0 million five-year revolver, a $25.0 million five-year term A loan, and a $15.0 million six-year term B loan. The initial interest rates were LIBOR plus 3.25% for the revolver and the term A facility and LIBOR plus 3.75% for the term B facility. Six months after the initial pricing, interest rates are to be determined by a leveraged-based pricing grid. The revolver has a 0.50% commitment fee payable on the undrawn portion. The credit facility is secured by substantially all of our tangible and intangible assets. As of June 30, 2000, $25.0 million was outstanding under the term A facility and $14.9 million was outstanding under the term B facility. The applicable interest rates for the six-month period ended June 30, 2000 averaged 9.52% and 10.00% for the term A and B facility, respectively. The credit facility required a mandatory prepayment of $9.3 million which was made on August 4, 2000. We expect to use a portion of the net proceeds from the offering to repay the outstanding balance of our credit facility. The revolver will remain in place following the completion of this offering. At the time the credit facility is repaid we will write off the unamortized deferred financing costs which totaled $2.7 million at June 30, 2000. As a result of this write-off, we expect to have a net loss in the third quarter 2000.

    As of June 30, 2000, working capital, excluding net assets of discontinued operations, was $15.9 million. Based on current plans and business conditions, we believe that our existing cash, cash equivalents, short-term investments, cash generated from operations, approximately $11.5 million of net proceeds from the sales of our Series A Preferred Stock that we completed in July 2000, and the available credit facility will satisfy our anticipated cash and working capital requirements for the next twelve months regardless of whether or not the offering is completed.

    NET CASH PROVIDED (USED) BY CONTINUING OPERATING ACTIVITIES. Net cash provided (used) by continuing operations was $21.0 million, ($39.0) million, $4.0 million and $570,000 in 1997, 1998 and 1999 and the six months ended
June 30, 2000, respectively. Net income (loss) in 1997, 1998, 1999 and the six months ended June 30, 2000, was comprised of $443,000, $14.5 million, $42.4 million and ($25.4) million, respectively, from continuing operations and $32.5 million, ($63.7) million, $25.5 million and $30.9 million, respectively, from discontinued operations. Significant items impacting the difference between loss from continuing operations and cash flows from continuing operations in the six months ended June 30, 2000 were $13.2 million used in working capital and $35.5 million of recapitalization merger costs. The $13.2 million used in working capital primarily relates to a $7.4 million increase in receivables, a $7.4 million increase in inventories and a $5.5 million decline in accruals and payables which was partially offset by a $7.6 million decline in other assets. Significant items impacting the difference between net income from continuing operations and cash flows from continuing operations in 1999 were $5.0 million used in working capital, net gains on the disposition of property, plant and equipment of $61.1 million and $21.9 million provided by the utilization of deferred tax assets. The $61.1 million net gain on property, plant and equipment was primarily related to a $61.7 million gain on the sale of real estate. Significant items impacting the difference between net income from continuing operations and cash flows from continuing operations in 1998 were $36.6 million used in working capital and net gains on the disposition of property, plant and equipment of $13.6 million. The $36.6 million used in working capital primarily relates to an increase in other assets of $20.6 million, which is primarily related to the recognition of a $13.6 million income tax refund receivable. The $13.6 million net gain on property, plant and equipment primarily related to a $15.0 million net gain on the sale of real estate. Significant items impacting the difference between net income from continuing operations and cash flows from continuing operations in 1997 were $31.8 million of cash provided by working capital and net gains on the disposition of property, plant and equipment of $6.8 million. The primary item providing cash from working capital in 1997 was an increase in accruals and payables of $30.2 million, which primarily related to income taxes payable of $23.3 million. The $6.8 million gain on property, plant and equipment primarily related to a $7.6 million gain on the sale of real estate.

    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. Net cash provided by investing activities was $102.4 million for the six months ended June 30, 2000. The primary items providing cash from investing activities during the first six months 2000 were the sale of short-term investments totaling $43.1 million and proceeds from the sale of our discontinued operations totaling $62.3 million. Net cash provided by investing activities increased $122.3 million to $87.8 million in 1999 from a use of cash in 1998 of $34.5 million. The majority of the increase was attributable to proceeds related to sales of a number of our real property assets and asset retirements. In 1999, we completed the sale of our San Jose, California facility resulting in net proceeds of $16.9 million and a pre-tax gain of $9.7 million. Also during 1999, we completed the sale of one of our Palo Alto leasehold interests involving approximately 16 acres in Palo Alto, California, resulting in proceeds of approximately $54.0 million and a pre-tax gain of approximately $51.8 million. In addition, in 1999, we also had proceeds of $19.9 million from the sale of our discontinued operations.

    Net cash used in investing activities in 1998 of $34.5 million decreased from net cash provided by investing activities in 1997 of $83.5 million, primarily as a result of proceeds of $77.9 million from the sale of the government electronics group in 1997 and an increase in short term investments of $45.1 million in 1998. These short-term investments primarily consisted of commercial paper and municipal bond funds. We also sold undeveloped land adjacent to our San Jose, California facility resulting in net proceeds of approximately $16.0 million in 1998.

    CAPITAL EXPENDITURES. Capital expenditures were $3.1 million for the six months ended June 30, 2000, $4.8 million in 1999, $5.7 million in 1998 and $2.9 million in 1997. Capital expenditures are projected to total approximately $20.6 million and $12.5 million in 2000 and 2001, respectively. In 2000, approximately $6.0 million of the capital expenditures is budgeted for capital improvements related to the relocation of the Palo Alto, California facility to San Jose, California. The balance of capital expenditures in 2000 and 2001 is projected for the purchase of new production equipment to meet the expected growth in demand for our products. We expect to fund these capital expenditures with proceeds from this offering. As of the end of 1999, there were no material commitments for capital expenditures.

    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES. Net cash used in financing activities totaled $205.4 million for the six months ended June 30, 2000 as compared to net cash used in financing activities of $2.4 million in 1999, net cash used for financing activities of $38.4 million and $9.3 million in 1998 and 1997, respectively. Net cash used in financing activities in the six months ended June 30, 2000 primarily related to $270.1 million to repurchase our common stock and $35.5 million in recapitalization merger costs. The purchase of our common stock was related to our recapitalization merger completed
January 31, 2000. These items were partially offset by net cash provided by the issuance of long-term debt totaling

$40.0 million and $60.3 million related to the sale of common stock. The use of cash in 1997 and 1998 primarily resulted from our stock repurchase program. In 1998, our board of directors authorized us to increase the amount of common stock we could repurchase to 105 million shares. By December 31, 1998, we had repurchased all 105 million shares. We repurchased 53.9 million shares in 1998 for approximately $36.2 million and 6.2 million shares in 1997 for approximately $5.7 million.

    DISCONTINUED OPERATIONS. We divested three businesses that are being reported as discontinued operations. The income (loss) from each of these discontinued operations, and the resultant gains (losses) on disposition for 1997, 1998, 1999 and for the six months ended June 30, 2000, were as follows:

                                     1997                     1998                     1999                     2000
                            ----------------------   ----------------------   ----------------------   ----------------------
                             INCOME     GAIN FROM     INCOME     GAIN FROM     INCOME     GAIN FROM                GAIN FROM
                             (LOSS)    DISPOSITION    (LOSS)    DISPOSITION    (LOSS)    DISPOSITION    INCOME    DISPOSITION
                            --------   -----------   --------   -----------   --------   -----------   --------   -----------
                                                                     (IN THOUSANDS)
Government electronics....  $ 7,210      $29,677     $     --     $   --       $   --      $ 3,323       $ --       $    --

Semiconductor equipment...   (8,998)          --      (54,288)        --        6,512       12,506         --            --

Telecommunications........    4,593           --       (9,413)        --        3,149           --        212        30,706
                            -------      -------     --------     ------       ------      -------       ----       -------

    Total.................  $ 2,805      $29,677     $(63,701)    $   --       $9,661      $15,829       $212       $30,706
                            =======      =======     ========     ======       ======      =======       ====       =======

    We divested the government electronics business in October 1997, resulting in net of tax gains of $29.7 million in 1997 and $3.3 million in 1999. We divested the semiconductor equipment business in July 1999, resulting in a net of tax gain of $12.5 million in 1999. We divested the telecommunications business in January 2000, resulting in a net of tax gain of $31.4 million, net of losses of $700,000 for other assets disposed of in the first half of 2000.

    Please refer to note 10 to the consolidated financial statements for further information regarding our discontinued operations.

OTHER MATTERS

    ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities." In June of 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133." These statements require companies to record derivatives on the balance sheet as either assets or liabilities, measured at fair market value. Gains and losses resulting from changes in the fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. SFAS 133 will be effective for our fiscal year ending December 31, 2001. We are currently in the process of evaluating any impact on our financial condition or results of operations resulting from these statements. We do not expect that the adoption of SFAS 133 will have a significant impact on our financial statements in future periods.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current accounting policies are in accordance with SAB 101.

    In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB No. 25. Interpretation No. 44 is effective July 1, 2000. The Interpretation clarifies the application of Opinion 25 for various issues, specifically:

    - the definition of an employee;

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
    - the criteria for determining whether a plan qualifies as a non-compensatory plan;

    - the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and

    - the accounting for an exchange of stock compensation awards in a business combination.

    We do not anticipate that the adoption of Interpretation No. 44 will have a material impact on our financial position or the results of our operations.

    ENVIRONMENTAL MATTERS. Of our current and former production facilities, two have known environmental liabilities of significance, the Scotts Valley site and the Palo Alto site. Prior to the recapitalization merger, we entered into and funded fixed price remediation contracts, as well as cost overrun and unknown pollution conditions liability coverage, with respect to both these sites. For a more detailed description, see "Business--Environmental Matters."

    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

    - INTEREST RATES. We are exposed to changes in interest rates primarily from our credit facility. As a result of the recapitalization merger, the level of funds invested in short-term securities has decreased from historical levels, thus reducing our exposure to changes in interest rates.

    - FOREIGN EXCHANGE RATES. In the future, we may enter into foreign exchange forward contracts to hedge some balance sheet exposures and specific transactions denominated in a foreign currency. We currently have no foreign exchange forward contracts outstanding. We may be exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments, but do not expect any counterparty to fail to meet its obligations.

    LITIGATION. Four shareholder class action lawsuits have been filed against us and our former directors in the California Superior Court for the County of Santa Clara. While the allegations are not identical in the four complaints, they all allege essentially the same grounds for relief, namely that the individual defendants breached their fiduciary duty to our former shareholders in connection with our recapitalization merger with Fox Paine by failing to maximize the value of our company using an appropriate process for eliciting and evaluating bids. The complaints also allege that the individual defendants had conflicts of interest and committed a breach of fiduciary duty in order to entrench themselves in office, enrich themselves financially and receive unspecified additional perquisites. All four complaints seek a declaration that the defendants breached their fiduciary duties, unspecified damages and various forms of injunctive and equitable relief, including rescission of the recapitalization merger and awards of attorneys' fees. We entered into a memorandum of understanding in January 2000 in which plaintiffs' counsel agreed in principle to settle the litigation, subject to, among other things, their completion of discovery and judicial approval. For a more detailed description of these suits, see "Business--Legal Proceedings."

    CHANGES IN INDEPENDENT AUDITORS. In connection with our change of ownership, we engaged the accounting firm of Arthur Andersen LLP on May 5, 2000 to replace Deloitte & Touche LLP who were terminated effective May 5, 2000 as our independent auditors. Our board of directors approved this change in May 2000.

    The former independent auditors' reports on our financial statements as of and for the fiscal years ended December 31, 1997 and 1998 did not contain an adverse opinion, a disclaimer of opinion, or any qualifications or modifications related to any uncertainty, or any limitation of audit scope or application of accounting principles. In 1997 and 1998, there were no disagreements with our former independent auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to our consolidated financial statements up through May 5, 2000, the date of their termination, that if not resolved to the former independent auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

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
                                    BUSINESS

OVERVIEW

    We design, develop and manufacture innovative, high quality broadband communications products that enable voice, data and image transport over fiber optic, broadband cable and wireless communications networks around the world. Our products are comprised of advanced, highly functional components and integrated assemblies which address the radio frequency, or RF, challenges of both current and next generation broadband communications networks. These products are used in the network infrastructure supporting and facilitating mobile communications, broadband high speed data transmission and enhanced voice services. Our core expertise in gallium arsenide semiconductor and thin-film technology, coupled with our exceptional RF design and manufacturing capabilities, have enabled us to attain a competitive advantage in these broadband communications markets.

INDUSTRY BACKGROUND

    Over the last decade, there have been significant developments in the communications industry, as evidenced by the emergence of the Internet, wireless communications and digital television services. Growing demand for voice, video and data services, as well as high speed Internet access, has increased the need for communications networks capable of handling large volumes of traffic. Simultaneously, the deregulation of the communications industry and the resulting competition among service providers has forced these service providers to seek to differentiate themselves in an effort to attract and retain subscribers. As the constraints of the traditional communications infrastructure have limited service providers' ability to meet the growing demand for broadband access, these service providers have been upgrading their systems, as well as deploying next-generation broadband communications technologies including fiber optic, broadband cable and broadband fixed wireless. These enhancements have, in turn, fueled the demand of consumers and businesses for increased access, mobility, functionality and bandwidth. As a result, the market for broadband communications networks is expected to continue to grow significantly over the next several years.

    DEMAND FOR HIGH-SPEED INTERNET ACCESS AND OTHER DATA SERVICES HAS INCREASED THE NEED FOR BROADBAND ACCESS. According to Ryan, Hankin & Kent, a communications industry market research firm, Internet traffic is expected to increase from 350,000 terabytes per month at the end of 1999 to over 15 million terabytes per month in 2003. Consumers are using the Internet for a variety of applications including e-mail, audio, streaming video and other multimedia services. Businesses are also using the Internet for e-commerce, global marketing, customer support, order fulfillment and supply management. Furthermore, the growth in the use of corporate data networks and the rising number of telecommuters and traveling employees have resulted in the need to transmit large quantities of data to almost any location at high speed.

    These trends have increased the demands placed on communications networks. As a result, communication service providers have focused on implementing system improvements providing greater capacity and speed. The enhanced performance of communications networks has attracted new subscribers and led to more applications and, therefore, resulted in an even greater demand for bandwidth. Thus, the need for additional network capacity and performance has created a continuing cycle of network improvements and increases in bandwidth that are being matched by advances in the applications and services generating this demand.

    GREATER DEMAND FOR BROADBAND ACCESS HAS LED SERVICE PROVIDERS TO DEVELOP AND DEPLOY NEXT GENERATION TRANSPORT TECHNOLOGIES. The traditional copper wire communications infrastructure was originally built for voice traffic. This infrastructure has not been sufficient to meet consumer and business demand for broadband access, which has led to the implementation and deployment of next generation communications networks with greater transmission capacity and speed. These networks are typically comprised of long haul segments, metro-access segments and local access segments. The long-haul

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
segment of the network transports voice, video and data over long distances between metropolitan and regional concentrations of end-users. These long haul network segments are typically connected to a metro-access loop which surrounds concentrations of users and serves as on/off ramps to the long haul segments of the network. In turn, the metro-access segment of a network is connected to businesses and consumers by what is often referred to as the first and last mile of the network. The capacity and speed of network access experienced by the end-user is governed by the slowest segment of the network. Therefore, to deliver broadband access to businesses and consumers, service providers must increase the capacity of the long haul, metro-access and first and last mile segments of the network.

    Because of its vast capacity, fiber optic transport equipment is generally being implemented for the long haul and metro-access segments of the network. In most cases, however, the implementation cost of fiber optic network equipment makes it impractical to deploy fiber optic cable directly to the end-user for all but the highest volume users. In order to provide greater bandwidth to the small or medium size business and the residential consumer, communications service providers are deploying lower cost broadband transport technologies including broadband cable, wireless and digital subscriber line as illustrated by the diagram below:

    This diagram illustrates a ring-based fiber optic network. In the center are two interlinking rings with the larger ring containing the words "Metro Core Fiber Optic Ring" and the smaller ring containing the words "Metro Access Fiber Optic Ring." From the larger ring to the upper-right quadrant extends a band ending in an arrow which loops around a diagram of the globe. Beneath the band, the words, "Long Haul Fiber Optic Backbone" appear. The smaller ring connects by a band to a diagram of buildings located in the lower-left quadrant.

    The larger ring also links to schematics located in the upper-left and lower-right quadrants. The upper-left quadrant shows the access technologies, "Digital Subscriber Line" and "Broadband Cable Networks." "Digital Subscriber Line" is represented by a black line from the larger ring to a home. "Broadband Cable Networks" is connected to the center ring by a small circle containing the word "Fiber." "Broadband Cable Networks" is represented by homes.

    The lower-right quadrant shows the access technologies, "Mobile Infrastructure Networks" and "Broadband Cable Networks." The former is attached to the core ring by a line and is represented by a base station connected, by signal lines, to a personal device assistant and a cellular phone. The latter is also attached to the core ring by a line and is represented by a building with a transmitter/receiver module on top connected, by signal lines, to 3 office structures. The words "Point-to-Point Communication Link" and "Point-to-Multipoint Communication Link" appear next to the 2 outer office structures.

    FIBER OPTIC NETWORKS. Fiber optic networks use laser-generated light to transmit voice, video and data through ultra-thin strands of glass, which are characterized by large capacity. These networks have been used for some time within communications networks for long-haul data transport and are being extended closer to the end user as bandwidth needs proliferate. One application of fiber close to the end user is broadband cable, which combines fiber optic cable and copper wire.

    - FIBER OPTIC SYSTEMS. The most advanced fiber optic transport technology commercially available is capable of carrying data at OC-192 transmission rates. OC-192 systems transmit data at 10 gigabits-per-second, which is 150,000 times the capacity of a standard dial-up twisted-pair copper line. The majority of fiber optic systems operate at much lower data transmission rates. To meet the growing bandwidth demand, communications service providers are deploying additional fiber optic cable and upgrading the transmission capacity of their existing fiber through higher-speed transmission technologies. Ryan, Hankin & Kent estimates that the market for fiber optic components is expected to grow from $6.6 billion in 1999 to over $22.5 billion by 2003.

    - BROADBAND CABLE SYSTEMS. Broadband cable is a combination of fiber optic cable and copper wire, and is predominantly used within cable television systems. Cable television system owners have been upgrading their broadband cable infrastructure to enable two-way interactive, high-speed data, cable telephone and higher channel count video services. According to Paul Kagan Associates, a communications industry market research firm, from 1996 through 1999, the cable industry's infrastructure investments totaled $31 billion. Furthermore, 68% of the 68 million cable homes in the United States are now passed by activated two-way cable, allowing for the deployment of interactive, on-line and telephone services to those homes. They further estimate that by 2003, approximately 93% of cable homes will be passed by two-way cable, requiring continued spending on infrastructure upgrades by cable system owners.

    WIRELESS COMMUNICATIONS NETWORKS. The global wireless communications industry has grown considerably, driven by the demand for mobile telephone service. According to International Data Corporation, another communications industry market research firm, the number of cellular and personal communications services subscribers worldwide is expected to increase from 427 million subscribers in 1999 to 1.1 billion subscribers in 2003. These mobile subscribers are increasingly demanding data services in addition to enhanced voice services. Next-generation mobile networks are presently being built to provide enhanced voice and data services.

    In addition, fixed wireless communication networks are being deployed as an alternative to wireline systems to provide high bandwidth access. Broadband fixed wireless access offers a solution that meets the needs of many consumers and businesses for which wireline technologies are not cost-effective or adequate. Through the use of hubs and remote radio transmitters and receivers, broadband data is transmitted at frequencies of 2 gigahertz or more. Broadband fixed wireless offers another scalable means of access to fiber optic networks.

    DIGITAL SUBSCRIBER LINE TECHNOLOGY. Digital subscriber line technology improves the capacity and transmission speed of existing twisted-pair copper lines. Various implementations of digital subscriber line technology are being developed and deployed in an effort to improve network capacity while using the existing infrastructure. According to Ryan, Hankin & Kent, at the end of 1999, 625,000 households and businesses in the United States and Canada used digital subscriber line technology for broadband access and, by 2003, there will be
13.6 million digital subscriber line connections. The increased use of digital subscriber line technology as an access technology that connects subscribers to fiber optic long-haul segments of communications networks will place increased demands on fiber optic networks to supply the desired applications and data rates.

THE RF CHALLENGE

    While the transport medium is very different for fiber optic, broadband cable and wireless communications networks, the core technology of RF electronics is common to each. In these networks, signals are transported at radio frequencies or higher. The design and performance parameters at radio frequencies are generally more challenging and more complex than those at lower frequencies. As a result, the demand for broadband communications networks has led to increased demand for advanced RF products. For example, high speed fiber optic systems place a premium on stable and reliable oscillators for precise timing, while wireless systems generally require components that transmit signals with minimal interference or distortion, which is commonly referred to as high linearity. In addition, the ability to integrate RF components into higher level, more complex assemblies and to interface these RF assemblies and subsystems with other network elements requires a highly specialized engineering expertise. The knowledge and skills required to design and manufacture RF components and integrate them into more complex assemblies and subsystems are unique and can take many years to develop, particularly in a competitive commercial environment. In addition, the continual pressure to innovate, bring products to market more quickly and manufacture reliable products cost-effectively compounds the need for advanced RF design expertise. Communications equipment manufacturers seek companies with the technical skills and engineering resources to design, manufacture and integrate advanced products required by current and future generations of fiber optic and wireless infrastructure equipment.

THE WJ COMMUNICATIONS SOLUTION

    We provide the technology, design expertise and products that enable solutions addressing the RF challenges common in fiber optic, broadband cable and wireless communications networks. With the ability to design and manufacture components, integrate these components into higher level RF assemblies and interface these assemblies with other network elements, we enable advanced communications networks that satisfy the demand for the rapid transmission of large amounts of data, voice and video. Our core technology lies within our advanced gallium arsenide semiconductor, thin-film substrate and oscillator capabilities. By satisfying the critical need for precise, stable and reliable data timing in fiber optic networks and for linearity in wireless networks, our solutions improve both network capacity and speed.

    With our broad experience and expertise, we provide our customers with a complete solution to their RF challenges, from technology concept to engineering design and volume manufacturing. Our RF expertise covers a broad range of frequencies, from a few megahertz to 30 gigahertz or more, used in advanced communications networks today. Our solution is comprised of the following key elements:

    ADVANCED DEVICE TECHNOLOGY. We design products using the following core technologies:

    - GALLIUM ARSENIDE SEMICONDUCTOR TECHNOLOGY. Gallium arsenide is a crystalline material that is often used as an alternative to silicon in the production of semiconductors used in high frequency signal transmission. We have substantial expertise in highly linear gallium arsenide semiconductor products that amplify and transform signals with minimal distortion and interference. We believe that our devices are more efficient, consume less power and produce less heat than competitive products, and, consequently, enable RF systems to achieve optimal performance.

    - THIN-FILM SUBSTRATE TECHNOLOGY. Thin-film substrates are ceramic circuit boards on which thin conductive and resistive films have been deposited. Thin-film substrates conduct signals at high frequencies with less signal loss than printed circuit boards. Our thin-film substrate technology includes several features that enhance performance at high frequencies while reducing the assembly cost of integrated products.

    - OSCILLATOR TECHNOLOGY. Oscillators are components that enable wireless systems to convert RF signals from one frequency to another. Oscillators are typically used to reduce transmission frequency so that signal processing equipment operating at lower frequencies can extract information from the signal. Oscillators also provide the timing function, or clock, for fiber optic communications networks. We have oscillator technology that provides the precision, stability and reliability required by high speed broadband networks.

    RF DESIGN EXPERTISE. We have been designing RF and microwave products for more than 40 years and have developed significant RF design expertise. Our team of over 80 highly qualified and talented engineers is capable of applying this expertise to fiber optic, broadband cable and wireless communications products. When combined into more complex assemblies, RF components can interact with each other and other network elements. As a result, specialized integration skills are needed. We have developed the skills necessary to excel at integrating RF components into higher level assemblies. This broad range of RF design expertise allows us to create products from the component level through the more complex assembly level that are optimized to achieve high performance with minimum cost.

    MANUFACTURABILITY. Our ability to rapidly convert new technologies and designs into completed products results from our flexible manufacturing operations and our manufacturing engineering expertise. Our manufacturing operations are comprised of a number of individual manufacturing cells. Cells can be added or reconfigured to respond to changes in product demand. This cell-based architecture provides us with the flexibility to use a cell to manufacture one product in the morning and a different product in the afternoon. Our emphasis on test and assembly automation, coupled with our judicious use of outsourcing, has resulted in a robust, cost-effective set of manufacturing processes. Using these processes, we can rapidly transition from prototype to volume manufacturing with exceptional product quality and performance.

BUSINESS STRATEGY

    Our objective is to be the leading supplier of innovative, proprietary RF solutions to communications equipment companies and service providers. To meet this goal, we intend to:

    LEVERAGE OUR TECHNOLOGY LEADERSHIP AND OUR DESIGN AND INTEGRATION EXPERTISE TO GROW WITH GROWING MARKETS. We intend to participate in the rapid growth of the global fiber optic and wireless communications markets by leveraging our leading technology and our superior design skills and by capitalizing on the need for higher level, more complex assemblies. We intend to apply our RF design expertise to develop additional leading-edge products in each of the rapidly growing areas of the communications markets. We also intend to use our integration expertise to design cost-effective, high performance integrated assemblies for our customers. Due to the commonality of the RF challenge in fiber optic, broadband cable and wireless communications networks, we have the flexibility to allocate our design and engineering resources to any or all of these markets and intend to use this flexibility to take advantage of market opportunities as they arise.

    MAINTAIN AND DEVELOP STRONG COLLABORATIVE CUSTOMER RELATIONSHIPS WITH INDUSTRY LEADERS. We believe our reputation for product quality, technical performance, customer responsiveness, on-time delivery and cost competitiveness will help us to continue to maintain and develop a loyal customer base. We collaborate with many of our customers to design and develop new products for them as they develop new products. We plan to maintain our current, and develop new, customer relationships with industry leaders within the fiber optic, broadband cable and wireless communications markets.

    EXPAND MANUFACTURING CAPABILITIES. We intend to expand our manufacturing capabilities through a combination of outsourcing and in-house manufacturing. We also intend to continue to pursue automation in both assembly and testing for robust processes that produce repeatable and reliable product performance.

    ACQUIRE AND DEVELOP NEW TECHNOLOGIES. We intend to continue to augment our existing technology base and design capabilities by acquiring complementary technologies, design capabilities, manufacturing processes and product offerings for broadband communications applications. In addition, we intend to continue to focus our research and development efforts on emerging communications and RF technologies.

PRODUCTS AND TECHNOLOGY

    We are committed to being a technology leader and product development innovator within the growing broadband communications markets. By applying our sophisticated integration expertise to high level assembly design, we are able to develop cost-effective, high performance products suitable for volume manufacturing. Many of our design engineers, because of the breadth of their experience and expertise, are capable of working effectively at both the semiconductor level and the integrated assembly level. As a result, we are able to focus our expertise and resources to quickly address specific market opportunities as they arise. Our product offerings fall into the following three categories:

    - SEMICONDUCTOR PRODUCTS

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    - FIBER OPTIC COMMUNICATIONS PRODUCTS

    - WIRELESS COMMUNICATIONS PRODUCTS

    The following diagram shows our product offering categories and portrays the core technologies and design expertise common to all three categories. Our products in each of these categories are derived from our core technologies utilizing our RF design expertise:

                      TECHNOLOGY AND PRODUCT RELATIONSHIP

                                    [CHART]

SEMICONDUCTOR PRODUCTS

    Our semiconductor products include a broad array of high performance gallium arsenide semiconductors and thin-film substrates that we manufacture for our own use as well as for sale to others. The primary markets for our gallium arsenide semiconductor and thin-film substrate products are the fiber optic, broadband cable, mobile wireless infrastructure and broadband fixed wireless markets.

    GALLIUM ARSENIDE SEMICONDUCTOR PRODUCTS. Our gallium arsenide semiconductor products are comprised primarily of amplifiers, mixers and transistors. Amplifiers and transistors increase the level of signals, while mixers translate a signal from one frequency to another. The strength of our gallium arsenide semiconductor technology lies in our ability to design and manufacture highly linear products. High linearity is one of the most critical performance parameters for broadband cable and wireless networks. While our gallium arsenide semiconductor products form a solid technological foundation for our own integrated product offerings, we sell approximately 90% of these products to customers. We are currently developing additional highly linear amplifier and mixer products for point-to-point and point-to-multipoint wireless access systems, which are expected to offer significant performance and cost advantages over other currently available products. Point-to-point wireless access systems are two way communication links which send and receive data between two fixed locations. Point-to-multipoint wireless access systems are two way communication links between a single fixed central location and multiple fixed user locations. We believe these products will provide a portion of the cost reduction necessary to expand broadband fixed wireless networks into more price sensitive applications and markets. The table below illustrates the wide range of applications for which our gallium arsenide semiconductor products are used:

                                                            AMPLIFIERS    MIXERS    TRANSISTORS
                                                            ----------   --------   -----------
  Fiber optic.............................................    X           N/A          X
  Broadband cable.........................................    X            X           X
  Broadband fixed wireless................................    X            X           X
  Second and third generation wireless base stations......    X            X           X

    THIN-FILM SUBSTRATE PRODUCTS. Our semiconductor products also include thin-film substrates designed and manufactured using several advanced processes. Our thin-film substrates incorporate technology that improves the electrical performance of the circuits while enabling increased circuit density. In addition, we use laser machining technology in the production of our thin-film substrates, which allows us to cut our products into virtually any shape. Accordingly, these custom-shaped thin-film substrates allow RF and microwave modules to be manufactured with consistency at low cost. We use our thin-film products in the design and production of our fiber optic and wireless communications products and sell them to customers. We are currently developing thin-film processes for six-inch substrates, which will further increase the productivity and lower the manufacturing cost of broadband fixed wireless networks.

FIBER OPTIC COMMUNICATIONS PRODUCTS

    Our fiber optic communications products include both high data-rate fiber optic and broadband cable network products. Our fiber optic products are used in the long haul, metro-access and first and last mile access segments of networks. Our broadband cable products are used to provide high bandwidth first and last mile access to consumers and small businesses.

    FIBER OPTIC PRODUCTS. Fiber optic systems are being upgraded by communications service providers to provide higher data transmission rates as a means of increasing network capacity. The highest transmission rate systems that are currently commercially available are the OC-192 systems, which operate at a 10 gigabit-per-second rate. At these high rates, the time between consecutive pieces of data is extremely short, making system timing critical. Our highly stable oscillator assemblies provide the timing function, or clock, that delivers the precision and reliability needed to keep the overall system synchronized. We currently produce oscillator assemblies for OC-192 systems and are working with our customers to develop similar products for next-generation OC-768 systems, which will operate at 40 gigabits-per-second. We are also expanding our product base to include transmit and receive functions for high-speed fiber optic systems as we integrate the RF electronics with other elements of these networks. The following diagram illustrates an example of a ring-based fiber optic network:

    The diagram will consist of 2 interlinking circles connected to 2 schematics. The larger ring contains the words "Metro Core Fiber Optic Ring;" the smaller ring contains the words "Metro Access Fiber Optic Ring." From the larger ring extends a band ending in an arrow which loops around a diagram of a globe. Beneath the band are the words "Long Haul Fiber Optic Backbone." The smaller ring connects by a band to a diagram of buildings.

    BROADBAND CABLE PRODUCTS. New broadband cable networks are currently being deployed to provide two-way data services, enhanced voice services, more television channels and high definition TV. These broadband cable networks contain both fiber optic lines and copper wire. We manufacture highly linear amplifiers and mixers and are designing and developing more integrated equipment for use within broadband cable systems. These integrated products integrate optical detectors and laser transmitters with our RF electronics.

    The following diagram illustrates an example of a broadband cable network:

    The diagram will show a "Fiber" ring connected to 6 images of homes. The connection to the homes contains the words "Broadband Cable Network."

WIRELESS COMMUNICATIONS PRODUCTS

    Our wireless communications products include broadband fixed wireless equipment and mobile infrastructure equipment. Broadband fixed wireless systems provide a means of delivering high-speed data, video and voice transmission to businesses and consumers at fixed locations using high frequency radio transmitters and receivers. Mobile wireless infrastructure equipment provides a combination of voice and data services to mobile users. Second generation mobile systems primarily offer voice services with very limited data capability. The third generation systems currently in development are being designed to deliver significantly higher data rates to mobile subscribers.

    BROADBAND FIXED WIRELESS EQUIPMENT. Our broadband fixed wireless products include transceivers and equipment used at the subscriber premises for broadband fixed wireless systems, including point-to-point and point-to-multipoint systems in a variety of frequencies. Broadband fixed wireless systems are designed to provide the first and last mile access to high-speed data networks as a high speed alternative to traditional copper wire. Point-to-point systems are two way communication links which send and receive data between two fixed locations. Point-to-multipoint systems are two way communication links between a single fixed central location and multiple fixed user locations. Broadband fixed wireless networks are in the early stages of deployment by communications service providers who are focusing on small to medium size businesses that demand access to greater bandwidth but do not have direct access to a fiber optic network. Point-to-point and point-to-multipoint systems operate at both licensed and unlicensed frequencies over short or long distances and provide a variety of data rates ranging from 2 to 45 megabits-per-second. They also provide a variety of output powers enabling extended range.

    The following diagram illustrates a typical network deploying both point-to-point and point-to-multipoint systems:

    The diagram will consist of a large building with a transmitter/receiver module on top connected, by signal lines, to 3 office structures. The words "Broadband Cable Networks" appear next to the large building with the transmitter/receiver module, and the words, "Point-to-Point Communication Link" and "Point-to-Multipoint Communication Link" appear next to the office structures.

    We currently manufacture point-to-point and point-to-multipoint transceivers for several domestic and international broadband fixed wireless equipment providers operating in the microwave multipoint distribution system 2.7 gigahertz band, the unlicensed 3.5 gigahertz band, the unlicensed national information infrastructure 5.8 gigahertz band and the 26 gigahertz band. We expect to develop broadband fixed wireless products for other frequency bands.

    MOBILE WIRELESS INFRASTRUCTURE EQUIPMENT. We have an extensive array of integrated products for the mobile wireless infrastructure market. These products include base station RF front ends, diagnostic and support equipment and repeaters. Base station RF front ends consist of filters and frequency converters, and are used in virtually every communications system to translate signals from one frequency to another.

    The following diagram illustrates several elements of a mobile wireless network:

    The diagram will show a base station connected, with signals, to a repeater containing the words "Mobile Infrastructure Networks." Both the base station and repeater are also connected by signal lines to personal device assistants and cellular phones.

    - BASE STATION RF FRONT ENDS AND CONVERTERS. Our base station RF front ends and converters incorporate our highly linear amplifiers and mixers to receive signals from and transmit signals to mobile subscribers. The resulting frequency can either be higher than the original frequency, which is called up-conversion, or lower, which is called down-conversion. These conversions are required by systems because the parts of the system that encode and decode the signals cannot operate at the high frequencies used to carry information over the air or through the network. Our base station RF front ends operate at the wireless personal communications services frequencies. Our expertise in this area derives from our diverse radio technology, integration skill and ability to rapidly develop and deploy these products. These products perform a variety of functions on both the receive and transmit side as well as on the support side.

    - DIAGNOSTIC AND SUPPORT EQUIPMENT. Our diagnostic and support equipment is used within base stations to distribute signals and to determine the health and status of the base station. These are custom-designed products and rely heavily on our RF integration expertise to prevent various signals from interfering with each other.

    - REPEATERS. We also design, develop and manufacture both outdoor and indoor repeaters for most major networks and frequencies. Repeaters are used primarily to extend the range of a particular cellular site to cover areas where the signal does not reach. They are often used along long stretches of highways and in tunnels or other places where the signal is obstructed.

CUSTOMERS

    We sell our semiconductor, fiber optic and wireless communications components and subassemblies principally to equipment manufacturers that, in turn, integrate our products into network infrastructure equipment solutions. In some cases, we also sell products directly to network service providers. We believe that we have strong relationships with market leaders in the fiber optic, broadband cable, and wireless markets. Our largest revenue-producing customers include:

ACT Manufacturing     Jabil Circuit                  Orion Technology
Aimtronics            Kisan Telecom                  Pemstar
Bartley RF Systems    LG Information Communications  QUALCOMM
Cisco Systems         Lucent Technologies            Richardson Electronics
Elcoteq Network       Marconi                        Samsung
Ericsson              Nokia                          Sanmina
GSS/Array Technology  Nortel Networks                Sprint PCS
Harris                NU Horizons                    Stellex Microwave Systems
Hung Chang            Omnipoint Communications       Systec Research

    For the first six months of 2000, 46% and 23% of our sales were derived from Nortel Networks and Lucent Technologies, respectively. While our sales have historically been concentrated with several key communications equipment manufacturers, we have diversified our customer base over the last few years and we have expanded our product offering from wireless mobile infrastructure products to include fiber optic, broadband cable and fixed wireless products.

MARKETING AND SALES

    We sell and market our products primarily through the following three sales channels:

    DIRECT SALES. We have a dedicated team of direct sales people who are responsible for maintaining relationships with our key customers and generating new business with both existing and potential customers. We cultivate strong direct relationships with our key customers through major account teams that are led by our sales professionals and are comprised of engineers and product managers. These teams are designed to address the specific product needs of our key customers.

    MANUFACTURER SALES REPRESENTATIVES. Manufacturer sales representatives are responsible for calling on potential clients as well as maintaining relationships with non-major accounts. We use manufacturer sales representatives to augment our own direct sales force.

    DISTRIBUTORS. We sell our gallium arsenide semiconductor products to component distributors that resell them through catalog, e-commerce and direct channels.

    In 1997, 1998 and 1999, 9%, 16% and 29% of our sales, respectively, were outside the United States. For more detailed disclosure on our foreign sales, see note 10 to the Financial Statements.

FACILITIES AND MANUFACTURING

    We have two manufacturing facilities: a building in Milpitas, California with over 35,000 square feet and two buildings in Palo Alto, California totaling over 100,000 square feet. Gallium arsenide semiconductor and thin-film products are manufactured in Milpitas, while our other products are manufactured in Palo Alto.

    The leased Milpitas facility has two gallium arsenide semiconductor and two thin-film manufacturing lines. The two gallium arsenide manufacturing lines include one three-inch and one four-inch wafer processing line. Considerable manufacturing capacity exists within these two gallium arsenide lines. Our gallium arsenide products are packaged in The Philippines, Hong Kong and France at vendor facilities. The thin-film manufacturing lines are capable of processing two-inch, three-inch and four-inch substrate squares.

    The Palo Alto facility produces our fiber optic and wireless communications products. These products are assembled in either of two ways: surface mount or hybrid modules. Surface mount technology is generally used for products operating at frequencies below 10 gigahertz. Hybrid modules are necessary for products operating above 10 gigahertz. We contract with external surface mount manufacturers for high volume manufacturing, using both turnkey and consignment material arrangements with these surface mount contract manufacturers depending on the characteristics of the assembly. We have used a number of capable surface mount manufacturers. Once the surface mount assembly operations are completed, the products are shipped to our facilities for testing and final configuration. Hybrid modules are manufactured internally using automated processes for both assembly and testing.

    We intend to relocate our Palo Alto operations to a new leased facility in San Jose, California in September of 2000. The facility will consist of two buildings of approximately 82,000 and 42,000 square feet. Both buildings are leased for ten years from the beginning of our use. The larger building has a base monthly rent of $158,340 and the smaller building has a base monthly rent of $94,500. The smaller building is being constructed at the landlord's expense and we expect to occupy it not later than the end of the second quarter of 2001. Prior to the recapitalization merger, we sold the long-term leases for three buildings at our Palo Alto facility, and are required to vacate these facilities by October 31, 2000. In addition, we recently entered into an amended sublease agreement with a third-party providing an option to purchase our long-term lease on our fourth building in Palo Alto.

    We depend on single or limited source suppliers for the components and materials used in many of our products, including our thin-film products, substrates, gallium arsenide wafers, packaging, electronic components and antennas. A significant portion of the raw material used to manufacture our thin-film products is sole sourced from Coors Ceramics, and there exist very limited alternative sources for this material. Although we rely on limited or sole source suppliers for other components and materials, there are typically alternative sources of supply available for them. If in the future we face difficulties obtaining these components and materials from any of our limited or sole source suppliers, we may face a delay in the shipment of products which are manufactured using these components and materials while we identify and qualify our alternative source of supply. As a result of these delays, we may fail to satisfy customer orders and our sales may decline while we look for a suitable alternative supplier.

EMPLOYEES

    One of our most important assets is our base of well-trained and experienced employees. As of June 30, 2000, we had 355 employees, none of whom were represented by a collective bargaining agreement. As of June 30, 2000, our employees consisted of:

    - 32 executive and administrative employees;

    - 13 sales and marketing employees;

    - 209 manufacturing, facilities and operations employees; and

    - 101 engineering and technical employees.

    We have historically experienced relatively low turnover. Our employees have an average of almost seven years with us. Many of our engineering and technical staff have been with us for even longer. We believe that many of our engineers, as a result of their tenure and their defense electronics background, are among the most experienced high frequency engineers in the United States. We believe that the relationship with our employees is good.

INTELLECTUAL PROPERTY

    We rely on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We believe that one of our competitive strengths is our core competence in engineering, manufacturing and understanding our customers and markets, and we take aggressive steps to protect that knowledge. We have been active in securing patents and entering into non-disclosure and confidentiality agreements to protect our proprietary technologies and know-how resulting from our ongoing research and development.

    We seek patent protection for our unique developments in circuit designs, processes and algorithms. We have 19 United States patents and three foreign patents. We currently have seven patent applications pending in the United States. Our existing United States patents will expire between June 2007 and March 2017. We have chosen to pursue foreign patent protection only in selected foreign countries. Our failure to pursue foreign protection in these countries and the fact that patent rights may be unavailable or limited in some foreign countries could make it easier for our competitors to utilize our intellectual property. We cannot assure you that any patent will be issued as a result of our pending applications or any future applications or that, if issued, these patents will be sufficient to protect our technology. In addition, we cannot assure you that any existing or future United States or foreign patents will not be challenged, invalidated or circumvented, or that any patent granted will provide us with adequate protection or any competitive advantages.

    We license various technologies from third parties that we have integrated into our products. We have a non-exclusive, non-transferable license to use particular thin-film technology and transferable, non-exclusive licenses to use particular gallium arsenide technology, and technology used in the field of commercial, or non-military, RF communications, all of which are perpetual licenses. Our failure to maintain these licenses could harm our business.

    We generally enter into non-disclosure agreements with our vendors, customers and licensees. Our employees are generally required to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while in our employ. We generally control access to the distribution of documentation and other information concerning our intellectual property. We also have entered into non-disclosure agreements to protect our confidential information delivered to third parties, in connection with possible strategic partnerships and for other purposes.

    We have entered into license agreements in connection with some of our recent business dispositions with respect to some of our intellectual property used in these sold businesses. We cannot assure you that the other parties to these license agreements will honor the terms of the agreements or aggressively prevent the misappropriation or infringement of our intellectual property. Further, under these license agreements, some of our intellectual property may be licensed to one or more of our competitors.

    The telecommunications industry is characterized by the vigorous protection and pursuit of intellectual property rights. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights, including allegations directed at our operations and our sold businesses. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party intellectual property, misappropriation or misuse by us of third-party trade secrets or the invalidity of the patents held by us will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not harm our competitive position or reputation or result in significant monetary expenditures.

COMPETITION

    The markets for our products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. We compete primarily on the basis of product performance and design, reliability, delivery and price. We face competition from other component manufacturers, as well as companies with product integration capabilities. In addition, we compete with the captive manufacturing operations of large communications original equipment manufactures such as Cisco Systems, Ericsson, Lucent Technologies, Motorola and Nortel Networks. Some of our competitors are large public companies that have significantly greater financial, technical, marketing and other resources than us. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products. Furthermore, those of our competitors that have large market capitalization or cash reserves may be better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines.

ENVIRONMENTAL MATTERS

    Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. Our former Scotts Valley site and our current Palo Alto site have significant environmental liabilities for which we have entered into and funded fixed price remediation contracts and obtained cost-overrun and unknown pollution conditions insurance coverage.

    The Scotts Valley site is a federal Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980s, and by the late 1980s we had installed a groundwater extraction and treatment system. In 1991, we entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, we signed a remediation agreement with an environmental consulting firm, ARCADIS
Geraghty & Miller. Pursuant to this remediation agreement, we paid approximately $3.0 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of our obligations under the consent decree. The agreement also contains a cost overrun guaranty from ARCADIS up to a total project cost of $15.0 million. In addition, the agreement included procurement of a ten-year, claims-made insurance policy to cover overruns of up to $10.0 million from Reliance Insurance Company, along with a ten-year, claims made $10-million policy to cover various unknown pollution conditions at the site.

    Our Palo Alto site is a state Superfund site and is within a larger, regional state Superfund site. As with the Scotts Valley site, contamination was discovered in the 1980s, and groundwater extraction and treatment systems have been operating for several years at both our site and the regional site. In
July 1999, we entered into a remediation agreement with an environmental consulting firm, SECOR. Pursuant to this remediation agreement, we paid approximately $2.4 million in exchange for which SECOR agreed to perform the work necessary to assure satisfactory completion of our obligations under the applicable remediation orders. The payment included the premium for a 30-year, claims-made insurance policy to cover cost overruns up to $10.0 million from AIG, along with a ten-year claims-made $10.0 million insurance policy to cover various unknown pollution conditions at the site.

    With respect to our remaining current or former production facilities, to date either no contamination of significance has been identified or reported to us or the regulatory agency involved has granted closure with respect to the identified contamination. Nevertheless, we may face environmental liabilities related to these sites in the future.

LEGAL PROCEEDINGS

    In 1999, four shareholder class action lawsuits were filed against us and our former directors in the California Superior Court for the County of Santa
Clara: ROSENZWEIG V. WATKINS-JOHNSON COMPANY, ET AL., CASE NO. CV885528; SOSHTAIN V. WATKINS-JOHNSON CO., ET AL., CASE NO. CV785560; LEONG V. WATKINS-JOHNSON CO., ET AL., CASE NO. CV785683; FONG V. WATKINS-JOHNSON CO., ET AL., CASE NO. CV785683. While the allegations are not identical in the four complaints, they all allege essentially the same grounds for relief, namely that the individual defendants breached their fiduciary duty to our former shareholders in connection with our recapitalization merger with Fox Paine by failing to maximize the value of our company using the appropriate process for eliciting and evaluating bids. The plaintiffs in the actions allege that the process engaged in by the predecessor board was defective because, allegedly, the motivation for the recapitalization merger was the entrenchment of then-current management in office; the appropriate evaluation of all potential bids had not occurred; the members of the predecessor board had conflicts of interest with respect to the transaction; the price agreed to did not reflect what the plaintiffs considered the company's "true value;" and the announcement of the transaction was made before the stock price had reflected the results of the asset sales. All four complaints seek a declaration that the defendants breached their fiduciary duties, unspecified damages and various forms of injunctive and equitable relief, including rescission of the recapitalization merger, and an award of attorneys' fees.

    The bid process challenged by the plaintiffs commenced on March 1, 1999, when our predecessor board announced a plan to maximize stockholder value by pursuing the sale of the company in its entirety or each component business separately. Between March 1, 1999 and July 1999, 99 potential bidders, including Fox Paine, were approached to determine their interest in buying the company or any of its components. Potential bidders were identified by the company's senior management in consultation with the company's financial advisor on the basis of their current businesses, known or perceived expansion plans, reputations, track records and financial resources. Other potential bidders were approached in response to their own indications of interest. The company received eight formal bids. Two bids were for the company in its entirety, three were for the company's telecommunications group, and three were for all of the company excluding the telecommunications group. These bids were primarily evaluated on the basis of the value they would deliver, individually or combined, to the company's stockholders as compared to operating one or more of the company's component businesses on a stand-alone basis. Our predecessor board weighed these values in consideration of the fairness opinions rendered by the company's financial advisor. Other important factors included the likelihood of consummating the proposed transactions on the terms proposed by the various bidders and the reputation and experience of the various bidders in consummating acquisitions of the type proposed.

    Pursuant to a non-binding memorandum of understanding, dated January 14, 2000, the plaintiffs' counsel in these above-referenced suits agreed in principle to settle the litigation, subject to their completion of discovery, judicial approval and various other contingencies. Under the terms of the memorandum, the defendants agreed that we would engage an additional financial advisor to opine as to the fairness of the price to be paid to our former shareholders, and such an opinion was rendered to our board in January 2000 by the firm of Dain Rauscher Incorporated. In addition, pursuant to the terms of the memorandum of understanding, Fox Paine irrevocably agreed to reduce the amount of the termination fee payable under certain circumstances, as described in the agreement and plan of merger, from $13.25 million to $8.75 million. As of the date of this prospectus, it is not known whether or not plaintiffs' counsel, upon their completion of discovery, will determine to proceed with the settlement. If plaintiffs' counsel determines to proceed with the settlement on the basis agreed upon in the memorandum of understanding, the claims of persons who held shares of our stock during the period from October 26, 1999 through January 31, 2000 would, upon court approval of the terms of the settlement, be released, and further claims against us and the individual defendants with respect to the recapitalization merger would be barred. If plaintiffs' counsel decides not to proceed with the settlement, these suits will presumably proceed through the normal processes of litigation.

    We currently are involved in litigation and regulatory proceedings incidental to the conduct of our business and expect that we will be involved in other litigation and regulatory proceedings from time to time.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our senior management team is comprised of experienced engineering and wireless communications industry professionals, many of whom have over 15 years of experience with us. Set forth below is information concerning our directors and executive officers.

NAME                                          AGE      POSITION
----                                        --------   --------
Malcolm J. Caraballo......................   44        President, Chief Executive Officer and
                                                       Director
William T. Freeman........................   39        Chief Financial Officer
R.E. Hoover, Jr...........................   48        Senior Vice President--Worldwide Sales and
                                                       Marketing
Thomas R. Kritzer.........................   46        Senior Vice President--Semiconductor
                                                       Products
Ronald N. Buswell.........................   52        Vice President--Integrated Products
Michael L. Gabitass.......................   39        Vice President--Integrated Product
                                                       Operations
Andrew J. Graven..........................   38        Vice President--Gallium Arsenide and Thin-
                                                       Film Products
Rainer N. Growitz.........................   44        Vice President--Finance and Secretary
W. Dexter Paine, III......................   40        Chairman of the Board
J. Thomas Bentley.........................   50        Director
Saul A. Fox...............................   47        Director
Jason B. Hurwitz..........................   27        Director
James R. Kroner...........................   38        Director
Christopher B. Paisley....................   48        Director
Charles E. Robinson.......................   66        Director
Wray T. Thorn.............................   29        Director

MALCOLM J. CARABALLO was appointed the President, Chief Executive Officer and a director of WJ Communications following the recapitalization merger on January 31, 2000. From 1993 through January 31, 2000, Mr. Caraballo was President of the wireless products group which, since January 2000, has been WJ Communications' sole business. At the time of his appointment in 1993, this business was largely a defense and space microwave products business and, since then, has been successfully transitioned to commercial applications. Prior to his assignment as President of the wireless products group, Mr. Caraballo served as Vice President of the devices sales group and was responsible for sales and marketing of modular components, tunable devices and subsystems product lines worldwide. He also was responsible for the field sales organizations in the United States and Europe. Previous responsibilities included engineering and manufacturing management, program management, and design engineering.
Mr. Caraballo joined WJ Communications in 1977 as a member of the technical staff. He received a B.S.E.E. from the University of California, Berkeley and an M.B.A. from the University of Santa Clara.

WILLIAM T. FREEMAN was appointed Chief Financial Officer in June of 2000. Mr. Freeman is responsible for directing our accounting, finance and information technology organizations. From November 1997 until June 2000, Mr. Freeman served as Chief Financial Officer of System One Services, an information technology staffing company, which was acquired by TMP Worldwide in April of 2000. From 1988 through 1997, Mr. Freeman was employed by Danka Business Systems PLC as Treasurer from March of 1992 through September 1996, and Chief Financial Officer from September 1996 through November 1997. Mr. Freeman received his Masters of Accounting from Florida State University and his B.S. in Accounting from the University of Kentucky. Mr. Freeman is a Certified Public Accountant in the State of Florida.

R.E. HOOVER, JR. was appointed Senior Vice President--Worldwide Sales and Marketing following the recapitalization merger. Mr. Hoover is responsible for all sales and marketing activities. These responsibilities include business development, account management, and sales channel management for all product lines. Mr. Hoover has been associated with our commercial communications business since its inception in 1995. Mr. Hoover joined WJ Communications in 1980 and has held sales positions across various product groups and geographic locations. From 1995 to 1997, Mr. Hoover was director of telecommunications sales and responsible for the sales of telecommunications and microwave products. Mr. Hoover is a veteran of the U.S. Air Force having served from 1973 to 1977. Mr. Hoover received a B.S. from California State University Long Beach.

THOMAS R. KRITZER was appointed Senior Vice President--Semiconductor Products following the recapitalization merger. Mr. Kritzer is responsible for the semiconductor product lines and advanced technology development. These products include gallium arsenide semiconductor devices and thin-film substrates for hybrid module applications. Responsibilities include strategic planning, design engineering and profit and loss. Prior to this assignment, he was responsible for the fiber optic and wireless communications product lines. He was one of the first participants in our efforts to create commercial communications products during 1995 from the original defense technology and product base which included specialized assemblies for original equipment manufacturers and cell extender products for service providers. At that time, he was also responsible for strategic planning, design engineering and new product development for all commercial communications. Since joining WJ Communications as a member of the technical staff in 1978, Mr. Kritzer has held various technical and managerial positions including product line experience in both the defense and communications businesses. Mr. Kritzer earned a B.A. in Physics from the University of North Carolina, Chapel Hill and an M.S. in Physics from Purdue University.

RONALD R. BUSWELL was appointed Vice President--Integrated Products following our recapitalization merger. Mr. Buswell is responsible for the fiber and wireless communications business. These products include assemblies for fiber optic networks, customer premise equipment for fixed wireless access networks, assemblies for personal communications services base stations and repeaters for both PCS and cellular networks. From 1997 through 1999, Mr. Buswell was director of original equipment manufacturer products and was responsible for RF integrated assemblies for wireless communications. In this position, he focused on expanding business opportunities with several key customers and directed design engineering and new product development activities. During 1995 and 1996, Mr. Buswell, as manager of integrated assembly marketing, was responsible for product marketing for our initial wireless communications business. As we developed products for the wireless market, he assumed additional responsibility for product line management. Mr. Buswell received a B.S.E.E. from Michigan Technological University and an M.S.E.E. from the University of Michigan.

MICHAEL L. GABITASS was appointed Vice President--Integrated Product Operations following our recapitalization merger. Mr. Gabitass is responsible for the manufacturing of surface mount technology and thin-film hybrid integrated subsystem products. He is also responsible for supply chain management. Prior to that, Mr. Gabitass was responsible for establishing the first high volume integrated subsystem-manufacturing line. Mr. Gabitass has been with WJ Communications since 1988 and has also served as a technical staff member and project manager. Mr. Gabitass received a B.S. in Electrical Engineering from the University of California, Los Angeles.

ANDREW J. GRAVEN was appointed Vice President--GaAs and Thin-Film Operations following our recapitalization merger. Mr. Graven is responsible for the manufacturing of gallium arsenide and thin-film products. From 1997 to 1999, he was responsible for gallium arsenide and thin film product line management.
Mr. Graven joined WJ Communications in 1985. From 1985 to 1997, Mr. Graven held a variety of both technical and managerial positions for product design, technology development, process engineering management and hybrid module manufacturing management. Mr. Graven received his B.S. and M.S.E.E. from Santa Clara University. He holds a patent for work related to the development of an electro static chuck for high density plasma semiconductor manufacturing.

RAINER N. GROWITZ was appointed Vice-President--Finance and Secretary following our recapitalization merger. Mr. Growitz is responsible for directing our financial planning and management in order to optimize maximum revenue growth consistent with corporate return on investment and profitability objectives. From 1997 until January 2000, Mr. Growitz served as Director of Finance.
Mr. Growitz joined WJ Communications in 1978 and held a variety of finance, contracts and managerial positions. Mr. Growitz received a B.S. in Accounting from San Jose State University.

W. DEXTER PAINE, III, the Chairman of our Board of Directors and a director since January 2000, is the co-founder of Fox Paine & Company and has been its President since its inception in 1997. Mr. Paine also serves as a director of Alaska Communications Systems Group Inc., the leading diversified facilities-based telecommunications provider in Alaska. From 1994 until founding Fox Paine, Mr. Paine served as a senior partner of Kohlberg & Company. Prior to joining Kohlberg & Company, Mr. Paine served as a general partner at Robertson Stephens & Company. Mr. Paine has a B.A. in economics from Williams College.

J. THOMAS BENTLEY, a director since May 2000, is a Managing Partner and a founder of Alliant Partners, a leading firm for technology company mergers and acquisitions. Mr. Bentley was formerly with Berkeley International Capital Corporation where he initiated and led the leveraged buyout business. Prior to that, Mr. Bentley worked in the leveraged buyout and investment banking business of Citicorp and, before that, he was with the World Bank and International Finance Corporation. Mr. Bentley received his B.A. from Vanderbilt University and his M.S. from M.I.T.

SAUL A. FOX, a director since January 2000, is the co-founder of Fox Paine & Company and has been its Chief Executive Officer since its inception in 1997. Mr. Fox also serves as a director of Alaska Communications Systems Group Inc. From 1984 until founding Fox Paine, Mr. Fox was at Kohlberg Kravis & Roberts & Co. Prior to joining Kohlberg Kravis & Roberts, Mr. Fox was an attorney at Latham & Watkins, a law firm headquartered in Los Angeles, California. Mr. Fox has a B.S. in communications and computer science from Temple University and a J.D. from the University of Pennsylvania Law School.

JASON B. HURWITZ, a director since January 2000, has been employed at Fox
Paine & Company since June 1997. Mr. Hurwitz has served as an Associate and Vice President, and is currently a Director of Fox Paine. Before joining Fox Paine, Mr. Hurwitz was an associate at McCown De Leeuw & Co. from August 1996 to
June 1997 and was an analyst at James D. Wolfensohn Incorporated from July 1994 to July 1996. Mr. Hurwitz has a B.S. in economics from The Wharton School at the University of Pennsylvania.

JAMES R. KRONER, a director since January 2000, has been a Managing Director of Fox Paine & Company since January 2000. Before joining Fox Paine, Mr. Kroner served as a managing director and co-head of insurance investment banking at JP Morgan & Co. Mr. Kroner also served as a managing director and head of the insurance industry M&A practice at Salomon Smith Barney and a director in the financial institutions M&A practice at Merrill Lynch & Co. From 1995 to 1997, Mr. Kroner served as senior vice president and treasurer of American Re Corporation. Mr. Kroner has a B.A. in political science from Northwestern University and an M.B.A. from Northwestern's Kellogg School of Management.

CHRISTOPHER B. PAISLEY, a director since June 2000, served as Senior Vice President of Finance and Chief Financial Officer of 3Com Corporation until
May 2000. Mr. Paisley joined 3Com Corporation in September 1985 as Vice President, Finance and Chief Financial Officer. Prior to joining 3Com Corporation, Mr. Paisley was Vice President, Finance and Chief Financial Officer of Ridge Computers, a minicomputer manufacturer, from May 1982 to September 1985. Previously, he was employed by Hewlett-Packard Company for five years in a variety of accounting and finance positions. Mr. Paisley is a member of the Board of Directors of Aspect Telecommunications Corporation and Legato Systems, Inc. He has an M.B.A. from the University of California, Los Angeles and a B.A. in economics from the University of California, Santa Barbara.

CHARLES E. ROBINSON, a director since January 2000, has over four decades of experience in the telecommunications industry. Since 1997, Mr. Robinson has served as Chairman and Chief Executive Officer of Alaska Communications Systems Group Inc. Mr. Robinson served as President and Chief Operating Officer of Pacific Telecom from 1981 until its sale in 1997 and was appointed Chairman and Chief Executive Officer of Pacific Telecom in 1989. Mr. Robinson has been a member of the National Security Telecommunications Advisory Committee for the last 18 years, having been appointed by President Reagan. Mr. Robinson has also served on the Board of Directors of the United States Telephone Association from 1993 to 1995.

WRAY T. THORN, a director since January 2000, has also been a Director of Fox Paine & Company since January 2000. Mr. Thorn also serves as a director of Alaska Communications Systems Group Inc. Prior to joining Fox Paine, Mr. Thorn was a principal and founding member of Dubilier & Company. Prior to joining Dubilier & Company in 1996, Mr. Thorn was an associate in the Acquisition Finance Group of Chase Securities Inc. Mr. Thorn has an A.B. in government from Harvard University.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors currently consists of nine directors. All of the officers identified above serve at the discretion of our board of directors. In May 2000, our board of directors established an executive committee, a compensation committee and an audit committee. The initial members of the executive committee are Messrs. Caraballo, Paine and Thorn. The initial members of the compensation committee are Messrs. Paine, Robinson and Thorn. The initial members of the audit committee are Messrs. Bentley, Paine and Thorn. We expect to replace one or more of our current audit committee members after the closing of the offering.

    The functions of the audit committee are to:

     - recommend annually to our board of directors the appointment of our independent auditors;

     - discuss and review in advance the scope and the fees of our annual audit and review the results thereof with our independent auditors;

     - review and approve non-audit services of our independent auditors;

     - review compliance with our existing major accounting and financial reporting policies;

     - review the adequacy of major accounting and financial reporting policies; and

     - review our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices.

    The functions of the compensation committee are to review and approve annual salaries, bonuses, and grants of stock options under our stock incentive plans for all executive officers and other key members of management, and to review and approve the terms and conditions of all employee benefit plans or changes to these plans. The compensation committee consists of directors who are not otherwise our employees.

    The executive committee will have the authority to exercise the powers of our board of directors, other than those reserved to the audit committee and the compensation committee or to our full board of directors, between meetings of our full board of directors.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation of the President and Chief Executive Officer and the other most highly compensated officers as of December 31, 1999 based on salary and bonus in 1999. As of June 30, 2000, our Chief Executive Officer and four other most highly compensated officers were Messrs. Caraballo, Buswell, Growitz, Hoover and Kritzer.

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                   ANNUAL COMPENSATION             ----------------
                                          --------------------------------------      SECURITIES
                                                                  OTHER ANNUAL     UNDERLYING STOCK      ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR      SALARY     BONUS     COMPENSATION (1)    OPTIONS (2)(3)    COMPENSATION (4)
---------------------------    --------   --------   --------   ----------------   ----------------   ----------------
OUR FORMER MANAGEMENT
W. Keith Kennedy (5).........    1999     $463,646   $510,144            --                  --            $6,400
President and Chief Executive    1998      481,442         --        25,047           1,800,000             6,400
  Officer                        1997      463,726    474,854        18,347             750,000             6,400
Scott G. Buchanan (5)........    1999      218,400    140,332            --             750,000             6,400
Executive Vice President,        1998      226,760         --        12,665             360,000             6,400
  Chief Financial Officer and    1997      216,644    127,808         9,014              75,000             6,400
    Treasurer
Robert G. Hiller (6).........    1999      200,200    175,809            --             450,000             6,400
President, Telecommunications    1998      200,200         --         5,533             600,000             6,400
  Group                          1997      158,425     76,687         2,951                  --             6,400
OUR CURRENT MANAGEMENT
Malcolm J. Caraballo (7).....    1999      253,347    358,629            --             750,000             6,400
President, Wireless Products     1998      235,154    190,944        11,021             480,000             6,400
  Group                          1997      198,165    182,845         7,608              75,000             6,400
R.E. Hoover, Jr. (8).........    1999      174,901    109,677            --             600,000             6,400
Vice President, Sales--          1998      157,920    132,028            --                  --             6,379
  Wireless Products Group        1997      116,550     14,646            --             180,000             5,952

----------------

(1) Represents the interest accrued on salary electively deferred in accordance with the Top Management Deferred Compensation Plan which was terminated in 1998.

(2) Options to purchase shares of common stock. See "--Option Grants."

(3) Number of shares reflects a 20-for-1 stock split on January 31, 2000 and a 3-for-2 stock split on August 15, 2000.

(4) Represents matching contributions of $4,800 to the 401(k) portion of the Employees' Investment Plan and contributions of $1,600 to the Employee Stock Ownership Plan, which was terminated prior to our recapitalization merger in January 2000.

(5) Messrs. Kennedy and Buchanan resigned upon completion of the recapitalization merger on January 31, 2000. All of their stock options were cancelled in exchange for a cash payment made upon their resignation.

(6) Mr. Hiller resigned upon completion of the sale of the telecommunications group in January 2000. All of his stock options were cancelled in exchange for a cash payment made upon his resignation.

(7) Mr. Caraballo was appointed our President and Chief Executive Officer on January 31, 2000.

(8) Mr. Hoover did not serve as an executive officer in 1999, but was among our five most highly compensated employees in 1999. He was appointed Senior Vice President, Worldwide Sales and Marketing, on January 31, 2000.

OPTION GRANTS IN 1999 AND 2000

    All of our previously issued and outstanding stock options were cancelled on January 31, 2000 as part of our recapitalization merger. No stock options were granted between January 1 and January 31, 2000. The following tables set forth the stock options granted in 1999 and 2000 to the officers named above. The stock options granted to these officers in 2000 were granted immediately after the recapitalization merger. Our board of directors approved the grant of these 2000 stock options at an exercise price equal to the price paid for our common stock in the recapitalization merger.

                            OPTIONS GRANTED IN 1999

                                                                                               POTENTIAL REALIZABLE
                                NUMBER OF                                                        VALUE AT ASSUMED
                                SECURITIES                             MARKET                     ANNUAL RATES OF
                                UNDERLYING   % OF TOTAL                PRICE                        STOCK PRICE
                                  STOCK       OPTIONS                    ON                      APPRECIATION FOR
                                 OPTIONS     GRANTED TO   EXERCISE      DATE                       STOCK OPTIONS
                                 GRANTED     EMPLOYEES    PRICE PER      OF      EXPIRATION   -----------------------
NAME                             (SHARES)     IN 1999       SHARE      GRANT        DATE          5%          10%
----                            ----------   ----------   ---------   --------   ----------   ----------   ----------
OUR FORMER MANAGEMENT
W. Keith Kennedy .............         --         --           --         --            --           --           --
  President and Chief
  Executive Officer

Scott G. Buchanan ............    750,000      14.6%        $0.79      $0.79     Feb. 2009     $369,476     $936,324
  Executive Vice President
  Chief Financial Officer and
  Treasurer

Robert G. Hiller .............    450,000       8.7%        $0.79      $0.79     Feb. 2009     $221,685     $561,794
  President,
  Telecommunications Group

OUR CURRENT MANAGEMENT

Malcolm J. Caraballo .........    750,000      14.6%        $0.79      $0.79     Feb. 2009     $369,476     $936,324
  President, Wireless Products
  Group

R.E. Hoover Jr. ..............    600,000      11.7%        $0.79      $0.79     Feb. 2009     $295,580     $749,059
  Vice President, Sales-
  Wireless Products Group

                            OPTIONS GRANTED IN 2000

                                        PERCENTAGE
                           NUMBER OF     OF TOTAL                                         POTENTIAL REALIZABLE
                           SECURITIES     STOCK                   MARKET                    VALUE AT ASSUMED
                           UNDERLYING    OPTIONS                  PRICE                   ANNUAL RATES OF STOCK
                             STOCK      GRANTED TO                  ON                     PRICE APPRECIATION
                            OPTIONS     EMPLOYEES    EXERCISE      DATE                      FOR OPTION TERM
                            GRANTED     IN FISCAL    PRICE PER      OF      EXPIRATION   -----------------------
NAME                        (SHARES)       2000        SHARE      GRANT        DATE          5%          10%
----                       ----------   ----------   ---------   --------   ----------   ----------   ----------
Malcolm J. Caraballo.....  2,159,891         14%       $1.37      $1.37     Jan. 2010    $1,862,000   $4,719,000
R.E. Hoover, Jr..........  1,052,368          7%       $1.37      $1.37     Jan. 2010    $  907,000   $2,299,000

OPTION VALUES

    The following table sets forth the number and value of all unexercised stock options of the officers named above at December 31, 1999. All options outstanding at January 31, 2000, were cancelled in exchange for a cash payment equal to the difference between the fair market value of the stock at the time of the recapitalization merger of $1.37 and the exercise price of the respective option.

                                                                       NUMBER OF
                                                                      SECURITIES
                                                                      UNDERLYING        VALUE OF UNEXERCISED
                                                                      UNEXERCISED           IN-THE-MONEY
                                                                     OPTIONS AT FY        OPTIONS AT FY END
                                                                        END (#)                  ($)
                                                                  -------------------   ---------------------
                                     SHARES ACQUIRED    VALUE        EXERCISABLE/           EXERCISABLE/
NAME                                 ON EXERCISE (#)   REALIZED      UNEXERCISABLE          UNEXERCISABLE
----                                 ---------------   --------   -------------------   ---------------------
OUR FORMER MANAGEMENT

W. Keith Kennedy(1) ...............        --            --       4,407,060/2,153,400     $2,050,639/$965,889
  President and Chief Executive
  Officer

Scott G. Buchanan(1) ..............        --            --       1,528,500/1,160,010       $647,108/$594,797
  Executive Vice President
  Chief Financial Officer and
  Treasurer

Robert G. Hiller(2) ...............        --            --         630,000/1,100,040       $248,598/$540,650
  President, Telecommunications
  Group

OUR CURRENT MANAGEMENT

Malcolm J. Caraballo(3) ...........        --            --       1,878,990/1,280,010     $1,059,079/$647,297
  President, Wireless Products
  Group

R.E. Hoover Jr.(4) ................        --            --           329,970/750,030       $151,867/$395,883
  Vice President, Sales-
  Wireless Products Group

----------------

(1) Messrs. Kennedy and Buchanan resigned upon completion of the recapitalization merger on January 31, 2000. All of their stock options were cancelled in exchange for a cash payment made upon their resignation in an amount equal to the number of cancelled options multiplied by the difference of $1.3708 and the exercise price of the options. Mr. Kennedy received $3,262,545 and Mr. Buchanan received $1,342,724 in exchange for the cancellation of their stock options.

(2) Mr. Hiller resigned upon completion of the sale of the telecommunications group in January 2000. All of his stock options were cancelled in exchange for a cash payment made upon his resignation.

(3) Mr. Caraballo was appointed our President and Chief Executive Officer on January 31, 2000. At that time, Mr. Caraballo's options were cancelled in exchange for a cash payment equal to $1,824,838, which is the number of cancelled options multiplied by the difference between $1.3708 and the exercise price of the options.

(4) Mr. Hoover was appointed our Senior Vice President--Worldwide Sales and Marketing on January 31, 2000. At that time, Mr. Hoover's options were cancelled in exchange for a cash payment equal to $588,250, which is the number of cancelled options multiplied by the difference between $1.3708 and the exercise price of the options.

    The following table sets forth the number and value of all unexercised stock options of the officers named above at June 30, 2000:

                                   NUMBER OF SECURITIES
                                  UNDERLYING UNEXERCISED
                                STOCK OPTIONS AT JUNE 30,    VALUE OF UNEXERCISED IN-THE-MONEY
                                    2000 EXERCISABLE/        STOCK OPTIONS AT JUNE 30, 2000(1)
                                      UNEXERCISABLE              EXERCISABLE/UNEXERCISABLE
                                --------------------------   ----------------------------------
Malcolm J. Caraballo..........      723,891/1,436,000              $7,398,166/$14,675,920
R.E. Hoover, Jr...............        73,868/978,500                $754,931/$10,000,270

--------------

(1) Based on the estimated fair market value of our common stock as of June 30, 2000 of $11.59 per share.

COMPENSATION OF DIRECTORS

    Our compensation committee has not yet met, but will meet in the near future. Our compensation committee will formulate policies for compensating non-employee directors, including meeting fees and annual retainers. We currently do not and will not compensate our employee directors for serving as directors. We will reimburse all directors for the reasonable and necessary expenses they incur in performing their duties as directors.

EMPLOYMENT AGREEMENTS

    We entered into new employment agreements with some of our employees relating to their employment with us, their ownership of our common stock and grant of options to them to purchase shares of our common stock following the completion of our recapitalization merger.

    EMPLOYMENT AGREEMENT WITH MALCOLM J. CARABALLO. Under the employment agreement between us and Malcolm J. Caraballo, effective as of January 31, 2000, Mr. Caraballo is employed to serve as our Chief Executive Officer and President for a three-year period with automatic one-year extensions, unless either we or Mr. Caraballo gives no less than 90 days advance written notice of an intention not to extend the term. Mr. Caraballo's initial annual base salary is $275,000, which may be increased in the years following the first year of employment, but may not be decreased. Mr. Caraballo is eligible for an annual bonus with a target bonus equal to 60% of his annual base salary for each fiscal year if we meet business targets determined by us in good faith. Mr. Caraballo's employment agreement also provides for other customary benefits including the right to participate in fringe benefit plans, life and disability insurance plans, expense reimbursement and vacation in accordance with our top management vacation policy.

    Under Mr. Caraballo's employment agreement, if his employment is terminated by him for good reason or by our board of directors without cause, or if our board of directors elects not to extend the employment period upon its expiration, Mr. Caraballo is entitled to receive:

    - 150% of his annual base salary over the 18-month period immediately following such termination of employment; plus

    - for a one-year period after termination, benefits under our benefit plans, or a cash payment sufficient to enable him to purchase comparable benefits in the case of benefit plans that do not permit such continued participation.

    Alternatively, if his employment is terminated within three months following a change of control, Mr. Caraballo is entitled to receive:

    - 299% of his annual base salary over the 36-month period immediately following such termination of employment; plus

    - for a three-year period after termination, benefits under our benefit plans, or a cash payment sufficient to enable him to purchase comparable benefits in the case of benefit plans that do not permit such continued participation.

    Mr. Caraballo's employment agreement also provides that during the 12-month period following any termination of his employment, Mr. Caraballo will not directly, indirectly or as an agent on behalf of or in conjunction with any person, firm, partnership, corporation or other entity:

    - hire, solicit, encourage the resignation of, or in any other manner seek to engage or employ any person who is then, or within the prior three months had been, an employee, whether or not for compensation and whether or not as an officer, consultant, adviser, independent sales representative, independent contractor or participant; or

    - contact, solicit, service or otherwise have any dealings related to the sale, manufacture, distribution, marketing or provision of products, components, equipment, hardware, other technology or services of any sort in the wireless communications industry or any other industry or business or prospective industry or business in which we participate or contemplate participating in as of such termination in employment, with any person or entity with whom we have a current or known prospective business relationship or who is or was at the time of his employment with us, including any predecessor or successor entity, a customer, vendor or client of ours, or a known prospective customer, vendor or client, in each case such activity by Mr. Caraballo does or could reasonably be expected to have a material adverse effect on the relationship between us and any such third party.

    The employment agreement with Mr. Caraballo also provides for the protection of our confidential information and for the ownership by us or the assignment to us of any employment-related inventions of Mr. Caraballo.

    EMPLOYMENT AGREEMENTS WITH RAINER N. GROWITZ, RALPH E. HOOVER, JR.,
WILLIAM T. FREEMAN AND THOMAS R. KRITZER. On January 31, 2000, we entered into employment agreements with Rainer N. Growitz, Ralph E. Hoover, Jr. and Thomas R. Kritzer. On June 26, 2000, we entered into an employment agreement with Mr. Freeman. These agreements employ Messrs. Growitz, Hoover, Freeman and Kritzer to the executive offices set forth under "Management--Executive Compensation," and are substantially similar to that of Mr. Caraballo, except as follows:

    - Messrs. Hoover, Freeman and Kritzer will receive an initial annual base salary of $200,200; Mr. Growitz will receive an initial annual base salary of $150,020;

    - Messrs. Growitz, Hoover, Freeman and Kritzer are each eligible for an annual bonus with a target bonus equal to 35% of his annual base salary for each fiscal year if we meet specific business targets;

    - the severance benefit payable to each of Messrs. Growitz, Hoover, Freeman and Kritzer upon the termination of his employment by him for good reason, or by our board of directors without cause, or if our board of directors elects not to extend the employment period upon its expiration, is an amount equal to his annual base salary payable over the twelve-month period immediately following such termination; and

    - the severance benefit payable to each of Messrs. Growitz, Hoover, Freeman and Kritzer upon the termination of his employment within three months following a change of control is an amount equal to 150% of his annual base salary payable over the 12-month period immediately following such termination.

    Mr. Freeman's employment agreement includes additional benefits.
Mr. Freeman was paid a sign-on bonus of $100,000, which he must return if, before June 26, 2001, we terminate his employment for cause or he resigns without good reason. We have also committed to loan Mr. Freeman up to $250,000 to facilitate his move to the Silicon Valley area. The principal amount of the loan will be forgiven under certain circumstances in equal amounts over the five years following the date on which the loan is made. Mr. Freeman was also loaned $250,000 to purchase shares of our common stock. This loan bears interest at the applicable federal rate and is due and payable on December 31, 2000.

    EMPLOYEE STOCK OWNERSHIP. In order to give our employees a stake in our performance and thereby align their interests with those of our stockholders, immediately following our recapitalization merger, our executive officers invited all of our employees to purchase shares of our common stock. All employees were invited to participate through oral commitments made beginning January 31, 2000 at a purchase price equal to that paid for our common stock in the recapitalization merger. Our employees were entitled to purchase shares of common stock with:

    - cash;

    - the proceeds paid to these employees as a result of the cancellation of their stock options pursuant to the recapitalization merger; and

    - the proceeds paid to these employees under our phantom stock appreciation rights plan for the fourth quarter of 1999 which was terminated upon the closing of the recapitalization merger.

    The average price per share paid by these employees was $1.37, which reflects the 3-for-2 stock split. We received payment for these shares between February 1 and April 7. The employees making these purchases signed subscription agreements and became parties to our shareholders agreement on April 7. A total of 252 employees took the opportunity to invest in our common stock, and, as of June 30, 2000, 15.7% of our common stock before the private placements, or 15.2% after the private placements, calculated on the same basis as provided under the section entitled "Principal Stockholders," was held by our employees. With respect to each employee who elected to buy we granted stock options to purchase additional shares under our 2000 stock incentive plan.

OUR 2000 STOCK INCENTIVE PLAN

    On January 31, 2000, we adopted our 2000 stock incentive plan under which we may grant options to purchase shares of our common stock, restricted shares of our common stock and stock appreciation rights to participants, which include non-employee directors, officers and employees of and consultants to us and our affiliates. The purpose of the stock incentive plan is to give us and our affiliates a competitive advantage in attracting, retaining and motivating officers, employees, non-employee directors and consultants, and to provide us and our affiliates with a stock plan providing incentives linked to the financial results of our business and increases in shareholder value. The total number of shares of our common stock reserved and available for grant under the 2000 stock incentive plan is 16.5 million. Our compensation committee, or our board of directors, is authorized to make grants and various other decisions under the stock incentive plan. Unless otherwise determined by the committee or the board, any participant granted an award under the stock incentive plan must agree to be bound by our shareholders' agreement.

    Stock options may include incentive stock options, nonqualified stock options or both, in each case, with or without stock appreciation rights. The term of each stock option is fixed by the committee or the board and stated in the option agreement, but in no event may the term be more than ten years from the date of grant. Stock options are not transferable other than by will or the laws of descent and distribution. Vested stock options may be exercised in whole or in part by payment of the exercise price by certified or bank check or other instrument as we may accept or, if approved by the committee or the board, in the form of unrestricted common stock already owned by the participant for at least six months of the same class as the common stock subject to the stock option. In addition, the committee or the board, in its discretion, may allow the cashless exercise of stock options. After this offering, the committee or the board, in its discretion, may allow payment of the exercise price by the delivery to us of a properly executed exercise notice, together with a copy of irrevocable instructions to a broker to deliver promptly to us the amount of sale or loan proceeds to pay the purchase price, and, if requested by us, the amount of any federal, state, local or foreign withholding taxes. When the participant's employment with us or one of our applicable affiliates is terminated for cause, all stock options held by the participant are immediately terminated and cancelled. Upon a participant's death or when the participant's employment with us or one of our applicable affiliates is terminated for any reason other than for cause, the participant's then-unvested stock options are forfeited and the participant or his or her legal representative may, within 90 days if such termination of employment is for any reason other than death or disability, or within one year in the case of the participant's death or disability, exercise any previously vested stock options.

    Stock appreciation rights may be granted in conjunction with all or part of any stock option award and are generally exercisable only at the time or times and to the extent the related stock options are exercisable. Upon the exercise of a stock appreciation right, the participant is entitled to receive an amount equal to the product of (a) the excess of the fair market value of one share of common stock over the exercise price per share specified in the related stock option times (b) the number of shares in respect of which the stock appreciation right has been exercised, in cash, shares of common stock or both, with the committee having the right to determine the form of payment. Upon termination or exercise of the related stock option, stock appreciation rights terminate and are no longer exercisable. Stock appreciation rights are transferable only with the related stock options.

    Upon a change of control transaction as described in the stock incentive plan, the committee or the board may, in its sole discretion, do one or more of the following:

    - shorten the period during which stock options are exercisable, provided they remain exercisable for at least 30 days after the date notice of the shortening is given to the participants;

    - accelerate any vesting schedule to which a stock option or restricted stock award is subject;

    - arrange to have the surviving or successor entity or any parent entity thereof assume the restricted stock awards and the stock options or grant replacement options with appropriate adjustments in the exercise prices and adjustments in the number and kind of securities issuable upon exercise or adjustments so that the stock options or their replacements represent the right to purchase the shares of stock, securities or other property, including cash, as may be issuable or payable as a result of the change of control transaction with respect to or in exchange for the number of shares of common stock purchasable and receivable upon exercise of the stock options had such exercise occurred in full prior to the change of control transaction; or

    - cancel stock options or unvested stock awards upon payment to the participants in cash, with respect to each stock option or restricted stock award to the extent then exercisable or vested, including, if applicable, any stock options or restricted stock awards as to which the vesting schedule has been accelerated by decision of the committee because of the change of control transaction, of an amount that is the equivalent of the excess of the fair market value of the common stock at the effective time of the change of control transaction over, in the case of stock options, the exercise price of the stock option.

    The committee or the board may also provide for one or more of the foregoing alternatives in any particular award agreement.

    The committee or the board may grant to any participant, on terms and conditions determined by the committee, the right to receive cash payments to be paid at that time if an award results in compensation income to the participant in order to assist the participant in paying the resulting taxes.

    The stock incentive plan will terminate on January 31, 2010. However, awards outstanding at that time will not be affected or impaired by the stock incentive plan's termination. Our board and the committee have authority to amend, alter or discontinue the stock incentive plan and awards granted thereunder, but no amendment may impair the rights of any participant thereunder without the participant's consent.

OUR 2000 NON-EMPLOYEE DIRECTOR STOCK COMPENSATION PLAN

    In connection with the offering, we intend to adopt the WJ Communications, Inc. 2000 Non-Employee Director Stock Compensation Plan. The purpose of this plan is to promote a greater identity of interests between our non-employee directors and our stockholders and to attract and retain individuals to serve as directors. The plan will be administered by our board of directors or a committee of our board of directors designated for this purpose. The plan will become effective upon the completion of this offering and will provide the following significant benefits:

    - each non-employee director who joins the board following the completion of this offering will receive an option to acquire 60,000 shares of common stock with an exercise price equal to the fair market value of the common stock upon the commencement of his or her directorship;

    - each non-employee director serving as of and upon the completion of this offering, other than Messrs. Paisley and Robinson (who have previously received option grants), will receive at his or her election an option to acquire 15,000 shares of common stock with an exercise price equal to the offering price or $22,000 payable in cash or shares of common stock valued at the offering price;

    - each non-employee director, upon his or her reelection to the board at each of our future annual meetings, will receive at his or her election an option to acquire 15,000 shares of common stock or $22,000 payable in cash or shares of common stock. These options will have an exercise price equal to the fair market value of the common stock at the time of reelection;

    - each non-employee director will receive an annual retainer of $10,000, payable at his or her election in cash or shares of common stock valued at its fair market value;

    - each non-employee director will receive $2,000 in shares of common stock valued at its fair market value or $1,000 in cash for each board or committee meeting attended.

All options granted under the plan will vest ratably over four years from the date of grant.

    Our board of directors or its designated committee may adjust the awards under the plan if there is:

    - any change in corporate capitalization, such as a stock split;

    - a corporate transaction, such as a merger or consolidation;

    - a spin-off or other distribution of our stock or property; or

    - any reorganization or any partial or complete liquidation.

    Our board of directors may at any time terminate or amend the plan, except that no termination or amendment may impair the rights of directors relating to outstanding awards. No amendment will be made without the approval of our stockholders to the extent such approval is required by law or stock exchange or automated quotation system rule.

    Grants and awards under the plan are nontransferable other than by will or the laws of descent and distribution, or, at the discretion of our board of directors or the designated committee, by a written beneficiary designation.

SEVERANCE AGREEMENTS

    Prior to our recapitalization merger, we and our executive officers were parties to severance agreements that provided that each officer was entitled to a severance payment if he resigned within 120 days of a change in control of our company. Mr. Kennedy, although not a party to a severance agreement, was entitled to a similar payment under his employment agreement. The executive officers who resigned in connection with our recapitalization merger collectively received $5.9 million.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to beneficial ownership of our outstanding common stock, including the percent of the total voting power, as of June 30, 2000, and as adjusted to reflect the completion of the offering, by:

    - each holder of more than 5% of our common stock;

    - each of our directors;

    - each of our five most highly compensated officers named in "Management--Executive Compensation;" and

    - all of our directors and our named officers as a group.

    Except as otherwise indicated in the footnotes below, each beneficial owner has the sole power to vote and to dispose of all shares held by that holder. You should keep the following points in mind as you read the information in the table:

    - Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities with respect to which that person has a right to acquire beneficial ownership within 60 days. More than one person may be deemed a beneficial owner of the same security and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

    - The percentage of our common stock outstanding is based on the 49,044,996 shares of our common stock outstanding as of June 30, 2000 which is adjusted for the issuance in July 2000 of our Series A Preferred Stock and the assumed conversion of the Series A Preferred Stock into 1,498,800 shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days from June 30, 2000, while these shares are not included for purposes of computing percentage ownership of any other person.

                                             NUMBER OF SHARES
                                            BENEFICIALLY OWNED                 PERCENTAGE BENEFICIALLY OWNED
                                 -----------------------------------------   ----------------------------------
NAME                              PRIOR TO OFFERING      AFTER OFFERING      PRIOR TO OFFERING   AFTER OFFERING
----                             -------------------   -------------------   -----------------   --------------
Fox Paine Capital, LLC (1).....         38,297,870             38,297,870           80.5%             70.3%
Fox Paine Capital Fund (1).....         35,080,130             35,080,130           73.8%             64.4%
FPC Investors, L.P. (1)........            520,524                520,524            1.1%              1.0%
W. Dexter Paine, III (1).......         38,297,870             38,297,870           80.5%             70.3%
Saul A. Fox (1)................         38,297,870             38,297,870           80.5%             70.3%
Jason B. Hurwitz (1)...........         38,297,870             38,297,870           80.5%             70.3%
Wray T. Thorn (1)..............         38,297,870             38,297,870           80.5%             70.3%
James R. Kroner (1)............         38,297,870             38,297,870           80.5%             70.3%
Charles E. Robinson (2)........                 --                     --             --                --
J. Thomas Bentley..............                 --                     --             --                --
The Watkins Trust (3)..........          3,600,000              3,600,000            7.6%              6.6%
Dean A. Watkins (3)(4).........          3,600,000              3,600,000            7.6%              6.6%
W. Keith Kennedy, Jr...........                 --                     --             --                --
Scott G. Buchanan..............                 --                     --             --                --
Robert G. Hiller...............                 --                     --             --                --
Malcolm J. Caraballo (5).......          1,832,187              1,832,187            3.8%              3.4%
R.E. Hoover, Jr. (6)...........            152,260                152,260              *                 *
Christopher B. Paisley.........                 --                     --             --                --
All directors and executive
  officers as a group (15
  persons) (7).................         41,415,206             41,415,206

--------------

*   The percentage of shares beneficially owned does not exceed 1%.

(1) Fox Paine Capital, LLC is General Partner or Manager of Fox Paine Capital Fund, FPC Investors, L.P., WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund II, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC and possesses voting and investment power over all shares held by each of these entities. Fox Paine Capital is not the record owner of any shares of our common stock. Messrs. Fox and Paine are members of Fox Paine Capital and share voting power of Fox Paine Capital. Mr. Kroner is a managing director and Messrs. Hurwitz and Thorn are directors of Fox Paine Capital. None of the shares shown as beneficially owned by Messrs. Fox, Paine, Kroner, Hurwitz and Thorn are owned of record by these individuals. Each of Messrs. Fox, Paine, Kroner, Hurwitz and Thorn disclaims beneficial ownership of the shares owned by the entities of which Fox Paine Capital is General Partner or Manager, except to the extent of his pecuniary interest in those shares. The address of Fox Paine Capital, Fox Paine Capital Fund, FPC Investors and Messrs. Fox, Paine, Kroner, Hurwitz and Thorn is c/o Fox Paine & Company, LLC, 950 Tower Lane, Suite 1950, Foster City, CA 94404.

(2) The address of Mr. Robinson is c/o Alaska Communications Systems Group, Inc., 510 L. Street, Suite 500, Anchorage, Alaska 99501.

(3) The address of Mr. Watkins and the Watkins Trust is c/o WJ
    Communications, Inc., 3333 Hillview Avenue, Palo Alto, California 94304.

(4) Mr. Watkins is co-trustee of the Watkins Trust.

(5) Includes 1,108,296 shares held of record by Mr. Caraballo and 723,891 shares issuable under currently exercisable options.

(6) Includes 78,392 shares held of record by Mr. Hoover and 73,868 shares issuable under currently exercisable options.

(7) Includes shares deemed to be beneficially owned by Messrs. Fox, Paine, Hurwitz, Thorn and Kroner as a result of their relationships with and to Fox Paine Capital. Excluding such shares, all directors and executive officers as a group beneficially own 1,840,364 shares held of record and 1,276,973 shares issuable under currently exercisable options.

                              CERTAIN TRANSACTIONS

MANAGEMENT AGREEMENT

    On January 31, 2000, as part of the recapitalization merger, we entered into a management agreement with Fox Paine & Company. Under that agreement, we paid Fox Paine an aggregate of $3.5 million for assisting us in obtaining debt financing and advisory services. In addition, we agreed to pay Fox Paine a management fee of $110,000 for the year ended December 31, 2000 and, for each subsequent year, a fee in the amount of 1% of our net income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. We believe the fee represents fair value for the services rendered by Fox Paine to us. In exchange for its management fee, Fox Paine assists us with our strategic planning, budgets and financial projections and helps us identify possible strategic acquisitions and recruit qualified management personnel. Fox Paine also helps develop and enhance customer and supplier relationships on our behalf and consults with us on various matters including tax planning and public relations strategies, economic and industry trends and executive compensation.

    Fox Paine will continue to provide management services under this agreement until its affiliates no longer own shares of our common stock or are no longer represented on our board of directors. The management agreement with us is similar to those entered into between Fox Paine and each of the other companies acquired by Fox Paine's affiliates. In connection with this agreement, we have agreed to indemnify Fox Paine against various liabilities that may arise as a result of the management services it will perform for us. We have also agreed to reimburse Fox Paine for its expenses incurred in providing these services.

SHAREHOLDERS' AGREEMENT

    On January 31, 2000, we entered into a shareholders' agreement with Fox Paine Capital Fund, investors affiliated with Fox Paine Capital Fund and several non-fund investors, including co-investors, the Watkins Trust and some of our employees. Under the shareholders' agreement, following completion of the offering and subject to limited exceptions,

    - Fox Paine Capital Fund and its affiliates, as a group, may make up to five demands for registration under the Securities Act of their shares of common stock;

    - The Watkins Trust may make one demand for registration under the Securities Act of its shares of common stock; and

    - In the event we register any of our equity securities under the Securities Act, or shares of common stock of Fox Paine Capital Fund or the Watkins Trust pursuant to a demand registration, each of our other stockholders may exercise piggyback registration rights to include all or a portion of its shares of common stock in the registration.

    In the event that either Fox Paine Capital Fund and its affiliates or the Watkins Trust makes a demand for registration, we have agreed to pay all expenses related to that registration. We have also agreed to indemnify Fox Paine Capital Fund and the Watkins Trust against various liabilities associated with such registration.

    The shareholders' agreement also provides that our stockholders who are a party to the agreement will vote their shares in order to ensure that if and to the extent Fox Paine owns shares of our common stock it will be represented on our board of directors.

    The other material provisions of the shareholders' agreement expire upon completion of the offering, except that rights and obligations under the shareholders' agreement relating to indemnification in connection with securities registrations survive indefinitely.

TRANSACTIONS RELATED TO THE RECAPITALIZATION MERGER

    In connection with our recapitalization merger, CIBC World Markets Corp. acted as our financial advisor and rendered a fairness opinion, for which it received customary fees, and extended us a senior secured credit facility, under which we borrowed $40.0 million. CIBC World Markets Corp. is an underwriter in this offering.

    In connection with our recapitalization merger, Alliant Partners, of which
J. Thomas Bentley, one of our directors, is a partner, received a $1.0 million financial advisor fee from us.

OTHER TRANSACTIONS

    In connection with the sale of our Series A Preferred Stock in private placements, we and Fox Paine entered into Co-Sale and Redemption Agreements with the Series A Preferred investors which, with limited exceptions, entitle these investors to participate pro rata and on the same terms as Fox Paine in private sales by Fox Paine of 10% or more of the shares of our common stock. In the event we were to redeem any shares held by Fox Paine, these investors are entitled to participate pro rata in that redemption.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share and 10 million shares of preferred stock. As of June 30, 2000, we had 47,546,196 shares of common stock outstanding, which were held by 258 holders. This number does not include 1,498,800 shares of common stock issuable upon conversion of all outstanding shares of our Series A Preferred Stock upon completion of the offering. After the conversion of the outstanding shares of Series A Preferred Stock into common stock and this offering, there will be 54,444,996 shares of common stock outstanding, without giving effect to the exercise of the underwriters' over-allotment option.

COMMON STOCK

    Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share ratably in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Shares of common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offerings will be when issued, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of the offering, each outstanding share of our Series A Preferred Stock will automatically convert into shares of common stock. Our charter authorizes our board of directors to issue shares of preferred stock in one or more series and to determine, by resolution, the voting powers, and designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in each series (which our board of directors may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. Although our board of directors has no present plans to do so, it could issue one or more series of preferred stock, without stockholder approval, that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

REGISTRATION RIGHTS

    On January 31, 2000, we entered into a Shareholders' Agreement with Fox Paine Capital Fund, investors affiliated with Fox Paine Capital Fund and several non-fund investors, including co-investors, the Watkins Trust and some of our employees. Under this agreement, Fox Paine Capital Fund and its affiliates, as a group, may make up to five demands for registration under the Securities Act of their shares of common stock, and the Watkins Trust may make one demand for registration under the Securities Act of their shares of common stock. See "Certain Transactions--Shareholders' Agreement."

    On July 25, 2000, we entered into Investor's Rights Agreements and Co-Sale and Redemption Rights Agreements with our Series A Preferred investors in connection with their purchase of our Series A

Preferred Stock. Under the Investor's Rights Agreements, after 180 days following this offering and subject to limited exceptions:

    - each of the investors may make one demand for registration under the Securities Act on Form S-1 of its shares of common stock; and

    - each of the investors may make up to two demands for registration under the Securities Act on Form S-3 of its shares of common stock.

    We have agreed to pay all expenses incurred in connection with these registrations. We have also agreed to indemnify the Series A Preferred investors against various liabilities associated with such registrations. These registration rights expire two years after the completion of this offering.

    In the event that we register any of our equity securities under the Securities Act, our Series A Preferred investors and our stockholders who are parties to our shareholders' agreement may exercise piggyback registration rights to include all or a portion of their shares of common stock in the registration.

CO-SALE AND REDEMPTION RIGHTS

    We have also entered into Co-Sale and Redemption Rights Agreements with the Series A Preferred investors. Under these agreements, with limited exceptions, these investors are entitled to participate pro rata and on the same terms as Fox Paine in private sales by Fox Paine of 10% or more of the shares of our common stock. In the event we were to redeem any shares held by Fox Paine, these investors are entitled to participate pro rata in that redemption.

ACTION BY WRITTEN CONSENT

    Under the Delaware General Corporation Law, unless the certificate of incorporation expressly prohibits action by the written consent for stockholders, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of stockholders may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Our certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Fox Paine, as holder of 70.3% of our total voting power after this offering, will be able to take any stockholder action without holding a stockholder meeting. We intend, however, to hold annual stockholder meetings.

DELAWARE GENERAL CORPORATION LAW

    Section 203 of the Delaware General Corporation Law generally prevents Delaware corporations from engaging under particular circumstances in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder. We have opted out of the provisions of Section 203.

CALIFORNIA FOREIGN CORPORATION LAW

    Section 2115 of the California Corporations Code provides that under some circumstances several provisions of the California Corporations Code may be applied to foreign corporations qualified to do business in California, notwithstanding the law of the jurisdiction where the corporation is incorporated. These corporations are referred to in this prospectus as "quasi-California" corporations. Section 2115 applies to foreign corporations that have more than half of their voting stock held by stockholders residing in California and more than half of their business deriving from California, measured on or after the 135th day of the corporation's fiscal year. We believe that we may be deemed a quasi-California corporation and therefore, we may have to comply with California law with respect to, among other things, elections of directors and distributions to stockholders. Under the California Corporations Code, a corporation is prohibited from paying dividends unless:

    - the retained earnings of the corporation immediately prior to the distribution equal or exceed the amount of the proposed distribution; or

    - the assets of the corporation, exclusive of specific non-tangible assets, equal or exceed 1 1/4 times its liabilities, exclusive of specific liabilities; and

    - the current assets of the corporation at least equal its current liabilities. If the average pre-tax net earnings of the corporation before interest expense for the two years preceding the distribution were less than the average interest expense of the corporation for those years, then, the current assets of the corporation must exceed 1 1/4 times its current liabilities.

    Following this offering, we would be exempt from the application of
Section 2115 if more than half of our voting stock is held by stockholders with residences outside of California or our voting stock is held by more than 800 stockholders of record.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of the common stock. After completion of the offering and the issuance of our Series A Preferred Stock and conversion of the Series A Preferred Stock into 1,498,800 shares of common stock, there will be 54,444,996 shares of common stock outstanding. Of these shares, the 5,400,000 shares of common stock sold in the offering, or 6,210,000 shares if the underwriters' option to purchase additional shares is exercised in full, will be freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates. All the remaining shares of common stock may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of common stock, or approximately 544,450 shares after the offering; and

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be effected only through unsolicited brokers' transactions.

    A person who is not deemed an "affiliate" of us at any time during the 90 days preceding a sale would, except for the shareholders' agreement described above and the "lock-up" arrangements described below, be entitled to sell his, her or its restricted shares under Rule 144 without regard to the volume or other limitations described above, once two years have elapsed since the restricted shares were acquired from us or one of our affiliates.

    Our officers, directors and stockholders have agreed with the underwriters that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, they will not, directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire common stock (other than, in our case, pursuant to our existing employee compensation plans) without the prior written consent of Chase Securities Inc., except for the shares of common stock offered in connection with the offering. The lock-up agreements by these persons, other than WJ Communications, will cover an aggregate of approximately 98% of the outstanding shares of our common stock.

    No prediction can be made as to the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

REGISTRATION RIGHTS

    We are a party to Investor's Rights Agreements that provide the Series A Preferred investors and a Shareholders' Agreement that provides Fox Paine Capital Fund, certain of its affiliates, and the Watkins Trust with the ability to demand registration of all or a portion of the shares they own. These stockholders and our employee stockholders who are parties to our Shareholders Agreement have the right to include all or any portion of the shares they own on registration statements we file, other than registration statements relating to acquisition transactions and stock-based compensation. See "Description of Capital Stock--Registration Rights."

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

    The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term non-U.S. holder is a person other than:

    - a citizen or individual resident of the United States for U.S. federal income tax purposes,

    - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States,

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

    - a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

    This discussion does not consider:

    - U.S. state and local or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level;

    - the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

    - special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion" or "constructive sale" transaction.

    The following is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

    In the event that dividends are paid on shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under particular circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

    - a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide information, including a U.S. taxpayer identification number; and

    - look-through rules will apply for tiered partnerships.

    A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

    - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder;

    - the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets other requirements;

    - the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to some U.S. expatriates; or

    - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

    Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that WJ Communications has not been and is not currently, and we do not anticipate it becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Under some circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on specified payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

    The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

    - a "controlled foreign corporation" for U.S. federal income tax purposes;

    - a foreign person 50% or more of whose gross income for specified periods is derived from the conduct of a U.S. trade or business; or

    - effective after 2000, a foreign partnership if, at any time during its taxable year, (a) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (b) the partnership is engaged in a U.S. trade or business.

    Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person unless certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, PROVIDED that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

    Chase Securities Inc., CIBC World Markets Corp. and Thomas Weisel Partners LLC are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective numbers of shares of common stock.

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Chase Securities Inc........................................  2,175,000
CIBC World Markets Corp.....................................  1,087,500
Thomas Weisel Partners LLC..................................  1,087,500
Banc of America Securities LLC..............................    100,000
Credit Suisse First Boston Corporation......................    100,000
Dain Rauscher Incorporated..................................    100,000
Deutsche Banc Alex. Brown...................................    100,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    100,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........    100,000
Salomon Smith Barney Inc....................................    100,000
Adams, Harkness & Hill, Inc.................................     50,000
Robert W. Baird & Co., Incorporated.........................     50,000
First Security Van Kasper...................................     50,000
Hoak Breedlove Wesneski & Co................................     50,000
Legg Mason Wood Walker, Incorporated........................     50,000
Needham & Company, Inc......................................     50,000
Tucker Anthony Capital Markets..............................     50,000
                                                              ---------
    Total...................................................  5,400,000

    The underwriting agreement provides that the obligations of the underwriters are subject to various conditions precedent, including the absence of any material adverse change in our business and the receipt of various certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares offered by us if they purchase any shares.

    The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                                     WITHOUT            WITH
                                                  OVER-ALLOTMENT   OVER-ALLOTMENT
                                                     EXERCISE         EXERCISE
                                                  --------------   --------------
Per Share.......................................    $     1.12       $     1.12
Total...........................................    $6,048,000       $6,955,200

    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.5 million. The market statistics contained in "Business--Industry Background" were obtained by the underwriters who paid a standard fee to access that data.

    The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.68 per share. The underwriters may allow and such dealers may re-allow a concession not in excess of $0.10 per share to various other dealers. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and other selling terms.

    We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 810,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of the prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these option shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to this option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock in this offering.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We have agreed to indemnify the underwriters against particular liabilities specified in the underwriting agreement, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to these liabilities.

    Our officers, directors and stockholders have agreed with the underwriters that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, they will not, directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire common stock without the prior written consent of Chase Securities Inc., except for shares of common stock sold in connection with certain transactions and for shares of common stock offered in connection with the offering. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus, may grant additional options under our stock option plans, and may also issue shares in connection with certain transactions. Without the prior written consent of Chase Securities Inc., any additional options granted shall not be exercisable during this 180-day period.

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol WJCI.

    In connection with this offering, the underwriters may effect transactions that could have the effect of raising or maintaining, or preventing or retarding a decline in, the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In particular, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

    In addition, an underwriter may enter a stabilizing bid in connection with the offering, which is the placing of any bid or effecting of any purchase, for the purposes of pegging, fixing or maintaining the price of the shares. The underwriters may also impose penalty bids, which permit them to reclaim the selling concession from a syndicate member when shares sold by the syndicate member are purchased in syndicate covering transactions. Any stabilizing, if commenced, may be discontinued at any time.

    The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority that exceed 5% of the total number of shares of common stock offered by them.

    Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price for the shares has been determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering will be prevailing market and economic conditions, our revenue, the prospects for our future earnings, market valuations of other companies engaged in activities similar to our business operations and our management. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

    At our request, the underwriters have reserved up to 270,000 shares of common stock for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced if such persons purchase reserved shares. Any reserved shares which are not so purchased may be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. In addition, Cisco Systems has currently expressed an interest in purchasing 100,000 shares of common stock in the offering; however, we cannot assure you that Cisco will purchase any shares in the offering.

    Some of the underwriters have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to us and our affiliates, for which the underwriters have received and will receive customary fees and commissions. In particular, CIBC World Markets Corp. acted as our financial advisor and received fees as an agent with respect to our $40.0 million senior secured credit facility, in connection with our recapitalization merger with an affiliate of Fox Paine. Following completion of this offering, substantially all of our tangible and intangible assets, including cash proceeds from this offering, will remain subject to the security interests of the lenders under our credit facility described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." In addition, Thomas Weisel Partners LLC acted as our financial advisor and received fees with respect to our private placements of Series A Preferred Stock.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., if more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price of the equity securities distributed to the public must be no higher than that recommended by a qualified independent underwriter, as required by Rule 2720(c)(3) of the Conduct Rules of the NASD. CIBC World Markets Corp. is a member of the NASD and an underwriter in this offering. Because CIBC World Markets Corp. will receive more than 10% of the net proceeds of this offering as a result of the repayment of amounts outstanding under our credit facility with CIBC World Markets Corp., we will appoint a qualified independent underwriter in connection with this offering. Chase Securities Inc. will act as our qualified independent underwriter and in this role it has performed due diligence investigations and has reviewed and participated in the preparation of the registration statement of which this prospectus is a part. The initial public offering price will be no lower than that recommended by Chase Securities Inc. as the qualified independent underwriter. We and the other underwriters have agreed to indemnify Chase Securities Inc. in its capacity as qualified independent underwriter against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Chase Securities Inc. in its capacity as qualified independent underwriter may be required to make in respect of those liabilities.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since
December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 173 filed public offerings of equity securities, of which 127 have been completed, and has acted as a syndicate member in an additional 99 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    The validity of the shares of common stock will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California. Wachtell, Lipton, Rosen & Katz owns 364,742 shares of common stock. Irell & Manella LLP owns 182,370 shares of common stock.

                                    EXPERTS

    The audited consolidated financial statements, as of December 31, 1999 and for the year then ended and the related schedule included in this prospectus and elsewhere in the registration statement, to the extent and for the period indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as expert in giving said reports.

    The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement as of December 31, 1998 and for each of the two years in the period then ended have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of the consolidated financial statements for 1997 and 1998 to reflect the telecommunications segment as a discontinued operation as a result of the sale of this segment in January 2000), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and the common stock, we refer you to this registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are summaries of material terms of those documents and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants such as us which file electronically with the SEC. The registration statement, including all exhibits thereto and amendments thereof, is available on that web site.

    Once we become a public registrant we intend to furnish to our stockholders our annual reports containing consolidated financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Arthur Andersen LLP, Independent Public
  Accountants...............................................    F-2

Report of Deloitte & Touche LLP, Independent Auditors.......    F-3

Consolidated Balance Sheets.................................    F-4

Consolidated Statements of Operations.......................    F-5

Consolidated Statements of Comprehensive Income (Loss)......    F-6

Consolidated Statements of Stockholders' Equity.............    F-7

Consolidated Statements of Cash Flows.......................    F-8

Notes to Consolidated Financial Statements..................    F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of
    WJ Communications, Inc.:

    We have audited the accompanying consolidated balance sheet of WJ Communications, Inc. (a California corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WJ Communications, Inc. and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

San Jose, California
May 24, 2000 (except with respect to the matters in Note 14, as to which the date is August 15, 2000)

             REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

The Stockholders and Board of Directors
  of WJ Communications, Inc.:

    We have audited the accompanying consolidated balance sheet of WJ Communications, Inc. (previously known as Watkins-Johnson Company) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WJ Communications, Inc. and subsidiaries at December 31, 1998, and the results of their operations and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 10, the accompanying consolidated financial statements for 1997 and 1998 have been restated to reflect the Telecommunications segment as a discontinued operation as a result of the sale of this segment in January 2000.

Deloitte & Touche LLP
San Jose, California
January 31, 2000

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                        JUNE 30, 2000
                                                                                                          PRO FORMA
                                                               DECEMBER 31,                            LIABILITIES AND
                                                     ---------------------------------    JUNE 30,      STOCKHOLDERS'
                                                              1998              1999        2000       EQUITY (NOTE 14)
                                                     ----------------------   --------   -----------   ----------------
                                                     (AS RESTATED--NOTE 10)              (UNAUDITED)     (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and equivalents...........................         $ 19,271          $131,065    $ 12,626
    Short-term investments.........................           45,353            42,747          --
    Receivables (net of allowance for doubtful
      accounts of $500, $504 and $650 at
      December 31, 1998, 1999 and June 30, 2000,
      respectively)................................           12,803            11,362      18,727
    Inventories....................................            4,093             5,146      12,594
    Deferred income taxes..........................           23,653             2,642       2,303
    Income taxes receivable........................           13,570                --          --
    Deposits.......................................               --            11,101          --
    Net current assets of discontinued
      operations...................................           27,922            20,237       3,451
    Other..........................................            3,665             2,412       3,154
                                                            --------          --------    --------
    Total current assets...........................          150,330           226,712      52,855
                                                            --------          --------    --------
PROPERTY, PLANT AND EQUIPMENT, net.................           14,447            13,663      15,355
OTHER ASSETS:
    Net noncurrent assets of discontinued
      operations...................................            9,053                --          --
    Other..........................................           10,759             3,245       5,897
                                                            --------          --------    --------
                                                            $184,589          $243,620    $ 74,107
                                                            ========          ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current portion of long-term debt..............         $     --          $     --    $ 11,950         $ 11,950
    Accounts payable...............................            8,825            11,493      10,544           10,544
    Accrued expenses...............................            5,874             2,722       2,792            2,792
    Provision for losses on contracts..............            2,962             3,500       3,049            3,049
    Payroll and profit sharing.....................            5,805             5,637       2,949            2,949
    Income taxes...................................            8,282             4,046       2,200            2,200
                                                            --------          --------    --------         --------
    Total current liabilities......................           31,748            27,398      33,484           33,484
                                                            --------          --------    --------         --------
LONG-TERM DEBT, net of current portion.............               --                --      27,975           27,975
OTHER LONG-TERM OBLIGATIONS........................           19,162            14,085      13,984           13,984
                                                            --------          --------    --------         --------
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 8)
STOCKHOLDERS' EQUITY:
    Preferred stock, $0.01 par value-authorized and
      unissued, 10,000,000 shares; no shares
      outstanding actual and pro forma.............               --                --          --               --
    Common stock, $0.01 par value-authorized,
      100,000,000 shares at June 30, 2000;
      outstanding: 196,430,610, 200,497,470, and
      47,507,731 shares, respectively and
      49,006,531 shares outstanding pro forma;
      subscribed: 0, 0 and 38,465, respectively and
      38,465 shares subscribed pro forma...........           34,454            37,798      69,297              490
    Additional paid-in capital.....................               --                --          --           90,289
    Retained earnings (deficit)....................           99,073           164,542     (66,978)         (76,960)
    Subscriptions receivable.......................               --                --        (252)            (252)
    Deferred stock compensation....................               --                --      (3,403)          (3,403)
    Other comprehensive income (loss)..............              152              (203)         --               --
                                                            --------          --------    --------         --------
    Total stockholders' equity (deficit)...........          133,679           202,137      (1,336)          10,164
                                                            --------          --------    --------         --------
                                                            $184,589          $243,620    $ 74,107         $ 85,607
                                                            ========          ========    ========         ========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       YEAR ENDED                         SIX MONTHS ENDED
                                                      ---------------------------------------------   ------------------------
                                                      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     JUNE 25,      JUNE 30,
                                                          1997            1998            1999           1999          2000
                                                      -------------   -------------   -------------   -----------   ----------
                                                         (AS RESTATED--NOTE 10)                             (UNAUDITED)
Sales...............................................   $    31,174     $    63,568     $    82,404    $    47,216   $   44,678
Cost of goods sold..................................        25,591          43,400          50,534         29,825       27,541
                                                       -----------     -----------     -----------    -----------   ----------
Gross profit........................................         5,583          20,168          31,870         17,391       17,137
Operating expenses:
    Research and development........................        10,204          14,124          16,806          8,651        8,764
    Selling and administrative......................         2,219           4,035           5,331          2,552        5,966
    Amortization of deferred stock
      compensation(*)...............................            --              --              --             --          517
    Corporate administrative........................         1,240           1,811           4,391          1,852          322
    Recapitalization merger and other (Note 1)......            --              --           3,223             --       35,453
                                                       -----------     -----------     -----------    -----------   ----------
      Total operating expenses......................        13,663          19,970          29,751         13,055       51,022
                                                       -----------     -----------     -----------    -----------   ----------
Income (loss) from operations.......................        (8,080)            198           2,119          4,336      (33,885)
Interest income.....................................         2,198           5,681           5,070          1,624        1,317
Interest expense....................................          (795)           (601)           (520)          (245)      (2,275)
Other income (expense)--net.........................          (249)          1,220             412            156         (691)
Gain on disposition of real property (Note 12)......         7,609          14,973          61,652             --          808
                                                       -----------     -----------     -----------    -----------   ----------
Income (loss) from continuing operations before
  income taxes......................................           683          21,471          68,733          5,871      (34,726)
Income tax (provision) benefit......................          (240)         (6,978)        (26,383)        (1,903)       9,374
                                                       -----------     -----------     -----------    -----------   ----------
Income (loss) from continuing operations............           443          14,493          42,350          3,968      (25,352)
Discontinued operations (Note 10):
    Income (loss) from discontinued operations, net
      of taxes......................................         2,805         (63,701)          9,661          5,105          212
    Gain on disposition, net of taxes...............        29,677              --          15,829          7,318       30,706
                                                       -----------     -----------     -----------    -----------   ----------
Net income (loss)...................................   $    32,925     $   (49,208)    $    67,840    $    16,391   $    5,566
                                                       ===========     ===========     ===========    ===========   ==========
Basic per share amounts:
    Income (loss) from continuing operations........   $      0.00     $      0.06     $      0.22    $      0.02   $    (0.34)
    Income (loss) from discontinued operations......          0.01           (0.27)           0.05           0.03           --
    Gain on disposition of discontinued
      operations....................................          0.12              --            0.08           0.04         0.42
                                                       -----------     -----------     -----------    -----------   ----------
Net income (loss)...................................   $      0.13     $     (0.21)    $      0.35    $      0.08   $     0.08
                                                       ===========     ===========     ===========    ===========   ==========
Basic average shares................................       247,740         232,110         192,584        196,860       73,551

Diluted per share amounts:
    Income (loss) from continuing operations........   $      0.00     $      0.06     $      0.21    $      0.02   $    (0.34)
    Income (loss) from discontinued operations......          0.01           (0.27)           0.05           0.03           --
    Gain on disposition of discontinued
      operations....................................          0.12              --            0.08           0.04         0.42
                                                       -----------     -----------     -----------    -----------   ----------
Net income (loss)...................................   $      0.13     $     (0.21)    $      0.34    $      0.08   $     0.08
                                                       ===========     ===========     ===========    ===========   ==========
Diluted average shares..............................       255,270         235,710         198,341        199,830       73,551
    Unaudited Pro Forma per share amounts (Note 14)
    Basic per share amounts:
        Income (loss) from continuing operations....                                                                $    (0.47)
        Income from discontinued operations.........                                                                        --
        Gain on disposition of discontinued
          operations................................                                                                      0.41
                                                                                                                    ----------
    Net Income......................................                                                                $    (0.06)
                                                                                                                    ==========
    Basic average shares............................                                                                    75,050

    Diluted per share amounts:
        Income (loss) from continuing operations....                                                                $    (0.47)
        Income from discontinued operations.........                                                                        --
        Gain on disposition of discontinued
          operations................................                                                                      0.41
                                                                                                                    ----------
    Net income......................................                                                                $    (0.06)
                                                                                                                    ==========
    Diluted average shares..........................                                                                    75,050
(*)Amortization of deferred stock compensation
  excluded from the following expenses
    Cost of goods sold..............................                                                                $       40
    Research and development........................                                                                       156
    Selling and administrative......................                                                                       321
                                                                                                                    ----------
                                                                                                                    $      517
                                                                                                                    ==========

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                 (IN THOUSANDS)

                                                              YEAR ENDED                         SIX MONTHS ENDED
                                             ---------------------------------------------   ------------------------
                                             DECEMBER 31,    DECEMBER 31,    DECEMBER 31,      JUNE 25,     JUNE 30,
                                                 1997            1998            1999            1999         2000
                                             -------------   -------------   -------------   ------------   ---------
                                                (AS RESTATED--NOTE 10)                             (UNAUDITED)
Net income (loss)..........................  $     32,925    $    (49,208)   $     67,840    $     16,391   $  5,566
    Unrealized holding gains (losses) on
      securities arising during period.....            --             192            (329)           (373)        (6)
        Less: reclassification adjustment
          for gains included in net
          income...........................            --             (40)            (26)             70        209
                                             ------------    ------------    ------------    ------------   --------
    Net unrealized holding gains (losses)
      on securities--net of income tax
      benefit (provision) of $--, $(97),
      $130, $(96) and $(130),
      respectively.........................            --             152            (355)           (303)       203
                                             ------------    ------------    ------------    ------------   --------
Comprehensive income (loss)................  $     32,925    $    (49,056)   $     67,485    $     16,088   $  5,769
                                             ============    ============    ============    ============   ========

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                        TOTAL
                                  COMMON STOCK         RETAINED        OTHER          DEFERRED                      STOCKHOLDERS'
                             -----------------------   EARNINGS    COMPREHENSIVE        STOCK       SUBSCRIPTIONS      EQUITY
                                SHARES      DOLLARS    (DEFICIT)   INCOME (LOSS)    COMPENSATION     RECEIVABLE       (DEFICIT)
                             ------------   --------   ---------   --------------   -------------   -------------   -------------
Balance, December 31,
  1996.....................   249,877,440   $ 38,998   $ 156,007      $     --         $    --         $    --        $ 195,005
                             ------------   --------   ---------      --------         -------         -------        ---------
    Net income.............            --         --      32,925            --              --              --           32,925
    Dividends
      declared--$0.02 per
      share................            --         --      (3,974)           --              --              --           (3,974)
    Stock option
      transactions.........     4,079,640      2,778          --            --              --              --            2,778
    Repurchases of common
      stock................    (6,126,000)    (1,145)     (4,602)           --              --              --           (5,747)
                             ------------   --------   ---------      --------         -------         -------        ---------
Balance, December 31,
  1997.....................   247,831,080     40,631     180,356            --              --              --          220,987
    Net loss...............            --         --     (49,208)           --              --              --          (49,208)
    Dividends
      declared--$0.02 per
      share................            --         --      (3,685)           --              --              --           (3,685)
    Stock option
      transactions.........     2,473,530      1,605          --            --              --              --            1,605
    Repurchases of common
      stock................   (53,874,000)    (7,782)    (28,390)           --              --              --          (36,172)
    Unrealized holding
      gains on
      securities--net of
      taxes of $97.........            --         --          --           152              --              --              152
                             ------------   --------   ---------      --------         -------         -------        ---------
Balance, December 31,
  1998.....................   196,430,610     34,454      99,073           152              --              --          133,679
    Net income.............            --         --      67,840            --              --              --           67,840
    Dividends
      declared--$0.02 per
      share................            --         --      (2,371)           --              --              --           (2,371)
    Stock option
      transactions.........     4,066,860      3,344          --            --              --              --            3,344
    Unrealized holding
      losses on
      securities--net of
      taxes of $130........            --         --          --          (355)             --              --             (355)
                             ------------   --------   ---------      --------         -------         -------        ---------
Balance, December 31,
  1999.....................   200,497,470     37,798     164,542          (203)             --              --          202,137
    Net income
      (unaudited)..........            --         --       5,566            --              --              --            5,566
    Stock option
      transactions
      (unaudited)..........       159,856        184          --            --              --              --              184
    Common stock redemption
      related to
      recapitalization
      merger (unaudited)...  (197,034,960)   (33,017)   (237,086)           --              --              --         (270,103)
    Common stock issued
      (unaudited)..........    40,117,365     54,995          --            --              --              --           54,995
    Subscription for common
      stock (unaudited)....     3,806,465      5,417          --            --              --          (5,417)              --
    Repayments on
      subscriptions
      (unaudited)..........            --         --          --            --              --           5,165            5,165
    Deferred stock
      compensation
      (unaudited)..........            --      3,920          --            --          (3,920)             --               --
    Amortization of
      deferred stock
      compensation
      (unaudited)..........            --         --          --            --             517              --              517
    Unrealized holding
      gains (losses) on
      securities--net of
      taxes of $130
      (unaudited)..........            --         --          --           203              --              --              203
                             ------------   --------   ---------      --------         -------         -------        ---------
Balance, June 30, 2000
  (unaudited)..............    47,546,196   $ 69,297   $ (66,978)     $     --         $(3,403)        $  (252)       $  (1,336)
                             ============   ========   =========      ========         =======         =======        =========

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                       YEAR ENDED                       SIX MONTHS ENDED
                                                      ---------------------------------------------   --------------------
                                                      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JUNE 25,   JUNE 30,
                                                          1997            1998            1999          1999       2000
                                                      -------------   -------------   -------------   --------   ---------
                                                         (AS RESTATED--NOTE 10)                           (UNAUDITED)
OPERATING ACTIVITIES:
    Net income (loss)...............................    $ 32,925        $ (49,208)      $ 67,840      $16,391    $   5,566
    Adjustments to reconcile net income (loss) to
      net cash provided (used) by operating
      activities:
        Recapitalization merger costs...............          --               --          3,223           --       35,453
        Depreciation and amortization...............       1,116            1,982          2,610        1,158        1,382
        Net gain on disposal of property, plant and
          equipment.................................      (6,843)         (13,587)       (61,077)          29          (68)
        Deferred income taxes.......................      (5,556)          (5,234)        21,932       (6,230)       1,822
        Amortization of deferred stock
          compensation..............................                                                       --          517
        Results of discontinued operations and
          (gain) loss on disposal...................     (32,482)          63,701        (25,490)     (12,423)     (30,918)
        Net changes in:
            Receivables.............................      (1,045)          (4,970)         1,441          767       (7,365)
            Inventories.............................         175           (2,116)        (1,053)          73       (7,448)
            Other assets............................      (1,466)         (20,634)         4,096        3,610        7,575
            Accruals and payables...................      30,212           (9,074)       (10,014)      (2,766)      (5,495)
            Advances on contracts...................         800             (576)            --           --           --
            Provision for losses on contracts.......       3,150              748            538         (212)        (451)
                                                        --------        ---------       --------      --------   ---------
    Net cash provided (used) by continuing operating
      activities....................................      20,986          (38,968)         4,046          397          570
    Net cash provided (used) by discontinued
      operations....................................      23,607           (3,358)        22,349      (21,495)     (16,020)
                                                        --------        ---------       --------      --------   ---------
    Net cash provided (used) by operating
      activities....................................      44,593          (42,326)        26,395      (21,098)     (15,450)
                                                        --------        ---------       --------      --------   ---------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment......      (2,887)          (5,705)        (4,825)      (1,483)      (3,148)
    Purchase of short-term investments..............          --         (101,046)       (24,869)     (13,198)          --
    Proceeds from sale of short-term investments....          --           55,943         26,867       23,587       43,080
    Proceeds from sale of discontinued operations...      77,884               --         19,878       19,878       62,288
    Proceeds on real property sales and assets
      retirements...................................       8,475           16,331         70,747           --          162
                                                        --------        ---------       --------      --------   ---------
    Net cash provided (used) by investing
      activities....................................      83,472          (34,477)        87,798       28,784      102,382
                                                        --------        ---------       --------      --------   ---------
FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt........          --               --             --           --       40,000
    Payments on long-term borrowings................      (2,362)            (136)          (149)          --         (158)
    Payment of capital lease obligation.............          --               --             --          (77)          --
    Proceeds from issuance of common stock..........       2,778            1,605          3,344          363       60,343
    Repurchase of common stock......................      (5,747)         (36,172)            --           --     (270,103)
    Recapitalization merger costs...................          --               --         (3,223)          --      (35,453)
    Dividends paid..................................      (3,974)          (3,685)        (2,371)      (1,576)          --
                                                        --------        ---------       --------      --------   ---------
    Net cash provided (used) by financing
      activities....................................      (9,305)         (38,388)        (2,399)      (1,290)    (205,371)
                                                        --------        ---------       --------      --------   ---------
Net increase (decrease) in cash and equivalents.....     118,760         (115,191)       111,794        6,396     (118,439)
Cash and equivalents at beginning of year...........      15,702          134,462         19,271       19,271      131,065
                                                        --------        ---------       --------      --------   ---------
Cash and equivalents at end of year.................    $134,462        $  19,271       $131,065      $25,667    $  12,676
                                                        ========        =========       ========      ========   =========
Other cash flow information:
Income taxes paid (net of refunds)..................    $  3,143        $   9,478       $ (9,622)     $  (637)   $   5,525
Interest paid.......................................         718              501            520          245        1,617
Noncash investing and financing activities:
Reclassification of plant held for sale from
  "Property, Plant and Equipment" to "Other Assets",
  at book value which is below market(1)............          --        $   6,422             --           --           --

(1) The company's San Jose, California plant was vacated in 1998 and held for sale. See additional information in Note 12 to the consolidated financial statements.

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

    WJ Communications, Inc. (formerly Watkins-Johnson Company, the "Company") was founded in 1957 in Palo Alto, California. The Company has been incorporated in California since its inception and is expected to reincorporate in Delaware in 2000. For more than 30 years, the Company developed and manufactured microwave devices for government electronics and space communications systems used for intelligence gathering and communication. In 1996, the Company began to develop commercial applications for its military technologies. The Company's continuing operations design, develop and manufacture innovative, high quality broadband communications products that enable voice, data and image transport over fiber optic, broadband cable and wireless communications networks around the world. The Company's products are comprised of advanced, highly functional components and integrated assemblies which address the radio frequency challenges faced by both current and next generation broadband communications networks. The Company's products are used in the network infrastructure supporting and facilitating mobile communications, broadband high speed data transmission and enhanced voice services. The Company previously operated through other segments and has treated the Government Electronics, Semiconductor Equipment and Telecommunication segments as discontinued operations. All segments treated as discontinued operations had been divested by March 31, 2000.

    Effective January 31, 2000, a recapitalization merger of the Company was completed that included the following transactions, in accordance with the terms of the recapitalization merger agreement among the Company and FP-WJ Acquisition Corp. dated October 25, 1999 (the "Agreement"):

    - The Company entered into a credit facility ("Facility") with CIBC World Markets Corp., among others. This Facility is comprised of a $15.0 million five-year revolver, a $25.0 million five-year term A loan, and a $15.0 million six-year term B loan. The Company borrowed
      $25.0 million under the term A loan and $15.0 million under the term B loan as part of the recapitalization merger.

    - The Company incurred approximately $3.6 million in financing costs in conjunction with the Facility that were capitalized and $35.5 million of transaction, retention and severance compensation that was charged to operating expenses. A breakdown of the $35.5 million is as follows (in thousands):

Legal.......................................................   $1,200
Consulting and accounting fees..............................    3,500
Bonus and retention payments................................    3,400
Severance costs.............................................    6,400
Compensation charge for payment of stock options............   16,800
Financial services..........................................    2,600
Other.......................................................    1,600
                                                              -------
                                                              $35,500
                                                              =======

    - The severance costs relate to 22 hourly and salary personnel whose positions were eliminated at the date of the recapitalization merger transaction. This entire amount was paid during the three months ended March 31, 2000.

    - The Watkins Trust retained an approximate 8.5% voting and economic interest in the Company as part of the recapitalization merger.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

1. ORGANIZATION AND OPERATIONS OF THE COMPANY (CONTINUED)
    - The Company redeemed the remainder of the outstanding common stock for a cash payment of approximately $270 million.

    - Fox Paine Capital Fund and affiliates (collectively "Fox Paine") invested $50.8 million in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include those of the Company and its subsidiaries after elimination of all intercompany balances and transactions. The Company disposed of its Government Electronics segment in October 1997, Semiconductor Equipment segment in July 1999, and Telecommunications segment in January 2000. The consolidated financial statements reflect such dispositions and results of operations of these businesses as discontinued operations. For additional information on discontinued operations, see Note 10.

INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)--The consolidated financial statements as of and for the six months ended June 25, 1999 and June 30, 2000 and related footnote information are unaudited and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the interim unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of these interim periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the entire year.

CASH EQUIVALENTS AND INVESTMENTS--Cash equivalents consist of municipal bond funds and commercial paper acquired with remaining maturity periods of 90 days or less and are stated at cost plus accrued interest which approximates market value. Investments consist of high-grade debt securities (AA rating or better) with maturity greater than 90 days from the date of acquisition and are classified as "available-for-sale." Investments classified as available-for-sale are reported at fair market value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax, until realized.

INVENTORIES--Inventories are stated at the lower of cost, using first-in, first-out and average-cost basis, or market. Cost of inventory items is based on purchase and production cost. Inventories at December 31, 1998 and 1999 and June 30, 2000 consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------   JUNE 30,
                                                                1998       1999       2000
                                                              --------   --------   --------
Finished goods..............................................   $  313     $  536    $ 1,590
Work in process.............................................      191        452      1,734
Raw materials and parts.....................................    3,589      4,158      9,270
                                                               ------     ------    -------
Total inventories...........................................   $4,093     $5,146    $12,594
                                                               ======     ======    =======

OTHER CURRENT ASSETS--Other current assets as of June 30, 2000 include approximately $0.4 million of deferred costs associated with the Company's planned initial public offering, which if not completed, will be expensed.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at cost. Provision for depreciation and amortization is primarily based on the straight-line method. Costs incurred to maintain property, plant and equipment that do not increase the useful life of the underlying asset are expensed as incurred. Leases which at inception assure the lessor full recovery of the fair market value of the property over the lease term are capitalized and amortized over the lease term in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases."

    At December 31, 1998, 1999 and June 30, 2000, property, plant and equipment consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------   JUNE 30,
                                                              1998       1999       2000
                                                            --------   --------   --------
Land......................................................  $    466   $     --   $     --
Buildings and improvements................................     3,871      3,150      3,206
Plant facilities..........................................    11,183      6,982      6,982
Machinery and equipment...................................    24,282     24,382     26,277
                                                            --------   --------   --------
                                                              39,802     34,514     36,465
Accumulated depreciation and amortization.................   (25,355)   (20,851)   (21,110)
                                                            --------   --------   --------
Property, plant and equipment-net.........................  $ 14,447   $ 13,663   $ 15,355
                                                            ========   ========   ========

OTHER ASSETS--At December 31, 1998, 1999 and June 30, 2000, Other Assets consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                           -------------------   JUNE 30,
                                                             1998       1999       2000
                                                           --------   --------   --------
Deferred income taxes....................................  $ 3,725     $3,056     $2,880
Deferred financing costs.................................       --         --      2,663
Idle facilities..........................................    6,422         --         --
Notes receivable.........................................      412         30        275
Other....................................................      200        159         79
                                                           -------     ------     ------
                                                           $10,759     $3,245     $5,897
                                                           =======     ======     ======

REVENUE RECOGNITION--Revenues from product sales are recognized when all of the following conditions are met: the product has been shipped, the Company has the right to invoice the customer at a fixed price, the collection of the receivable is probable and there are no significant obligations remaining. Generally, title passes upon shipment of the Company's products. Beginning in March 2000, our contract with a significant customer converted to a consignment arrangement under which title does not pass until this significant customer utilizes our products in its production processes. As a consequence, we recognize revenue on this contract only when this significant customer notifies us of product consumption. Any anticipated losses on contracts are charged to earnings when identified. The Company provides a warranty on standard products and components and products developed for specific customers or program applications. The Company estimates the cost of warranty based on its historical field return rates. To date, the Company has had no significant warranty returns.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FORWARD EXCHANGE CONTRACTS--The Company previously entered into forward exchange contracts to hedge sales transactions and firm commitments denominated in foreign currencies. Gains and losses on the forward contracts were recognized based on changes in exchange rates, as are offsetting foreign exchange gains and losses on the underlying transactions. As of June 30, 2000 we have no foreign exchange contracts outstanding.

INCOME TAXES--The consolidated statements of operations include provisions for deferred income taxes using the liability method for transactions that are reported in one period for financial accounting purposes and in another period for income tax purposes.

PER SHARE INFORMATION--Basic earnings per share is computed using the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or converted into common stock, however, such adjustments are excluded when they are considered antidilutive.

FISCAL YEAR--The Company's fiscal year consists of 52 or 53 weeks ending on December 31st of each year. The years ended 1997, 1998 and 1999 included 52 weeks each. The six months ended June 25, 1999 and June 30, 2000 included 26 weeks.

MARKET RISKS--The success of the Company is dependent on a number of factors. These factors include the ability to manage and adequately finance anticipated growth, the need to satisfy changing and increasingly complex customer requirements especially in the fiber optics and wireless markets, dependency on a small number of customers and a limited number of key personnel and competition from companies with greater resources.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION--The company continues to account for stock-based compensation granted to employees and directors under the intrinsic value method as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Proforma disclosures for net income and earnings per share as if the fair value based method was used are included in Note 6 in accordance with SFAS 123 "Accounting for Stock-based Compensation."

RECENT ACCOUNTING PRONOUNCEMENTS--In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133." These Statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains and losses resulting from changes in the fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. SFAS 133 will be effective for the Company's year ending
December 31, 2001. The Company enters into forward exchange contracts to hedge sales transactions and firm commitments denominated in foreign currencies. Management is in the process of evaluating any impact on the Company's financial condition or results of operations resulting from these Statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.
SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted SAB 101 and the adoption had no material effect on the accompanying financial statements.

    In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB No. 25. Interpretation No. 44 is effective July 1, 2000. The Interpretation clarifies the application of Opinion 25 for various issues, specifically:

    - the definition of an employee;

    - the criteria for determining whether a plan qualifies as a non-compensatory plan;

    - the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and

    - the accounting for an exchange of stock compensation awards in a business combination.

    We do not anticipate that the adoption of Interpretation No. 44 will have a material impact on our financial position or the results of our operations.

3. FINANCIAL INSTRUMENTS AND SHORT-TERM INVESTMENTS

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents, short-term investments, receivables, and financial instruments used in hedging transactions. The Company invests in a variety of financial instruments such as commercial paper and municipal bond funds, and, by policy, limits the amount of credit exposure with any one financial institution or commercial issuer. Concentration of credit risk with respect to trade receivables is limited due to the variety of customers and market segments into which the Company's products are sold, as well as their dispersion across geographic areas. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of receivables.

    The carrying value of cash and equivalents, short-term investments, receivables, accounts payable and short-term notes payable are a reasonable approximation of their fair market value due to the short-term maturities of those instruments. The carrying value of the Company's long-term debt approximates fair value based on the interest rates currently available to the Company for long-term debt with similar terms as the borrowings of the Company. Considerable judgment is required in interpreting market data to develop estimates of fair value, so these estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

    The fair value and the amortized cost of available-for-sale securities at December 31, 1998 and 1999, including unrealized holding gains, are presented in the table which follows. Fair values are based on quoted market prices. Available-for-sale securities are classified as current assets and have an average maturity of less than two years. Gross proceeds from the sale of marketable securities were $55.9 million, $26.9 million and $43.1 million during 1998, 1999 and for the six months ended June 30, 2000, respectively. Gross gains and losses realized on such sales or maturities were not material. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

3. FINANCIAL INSTRUMENTS AND SHORT-TERM INVESTMENTS (CONTINUED)
    Financial instrument and short-term investments are summarized, as follows (in thousands):

                                                         DECEMBER 31,
                                                      -------------------   JUNE 30,
                                                        1998       1999       2000
                                                      --------   --------   --------
Cost................................................  $45,104    $43,080     $   --
Unrealized holding gains (losses)...................      249       (333)        --
                                                      -------    -------     ------
Market value........................................  $45,353    $42,747     $   --
                                                      =======    =======     ======

4. LONG-TERM DEBT

    On January 31, 2000, the Company entered into a credit facility ("Facility") with CIBC World Markets Corp., among others. As of June 30, 2000, obligations under the Facility are summarized as follows (in thousands):

Term A loan, interest at LIBOR plus 3.25% or prime plus
  2.25%, as periodically elected by the Company, maturing in
  December 2004 (two notes: 9.90% and 9.56% at June 30,
  2000).....................................................     $25,000
Term B loan, interest at LIBOR plus 3.75% or prime plus
  2.75%, as periodically elected by the Company, maturing in
  December 2005 (two notes: 10.44% and 10.06% at June 30,
  2000).....................................................      14,925
                                                                 -------
                                                                  39,925
Less: current portion.......................................      11,950
                                                                 -------
    Total long-term debt....................................     $27,975
                                                                 =======

    The Facility also included a $15 million five-year revolver maturing in 2004. Interest rates for any borrowings under the five-year revolver are at LIBOR plus 3.25% or prime plus 2.25%, as periodically elected by the Company. At June 30, 2000, there were no borrowings outstanding under the five-year revolver.

    The Facility is secured by substantially all of the assets of the Company. The Facility also includes certain financial covenants, as follows: maximum leverage of no more than 4.5 for the first quarter fiscal 2000 declining to 2.5 for fiscal 2003 and thereafter; minimum interest coverage ratio of 2.0 for fiscal 2000 increasing to 3.0 for fiscal 2002 and thereafter; minimum fixed charge ratio of 1.00 through fiscal 2001 increasing to 1.10 for fiscal 2004 and thereafter; minimum EBITDA of $7.5 million for second fiscal quarter 2000 increasing periodically to $18.0 million in fiscal 2003 and thereafter. The Facility contains various covenants and restrictions including restrictions on the payment of dividends and limitations on incurring additional indebtedness.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT (CONTINUED)
    Principal maturities under the Facility as of June 30, 2000 are as follows (in thousands):

TWELVE MONTHS ENDING JUNE 30,
-----------------------------
2001........................................................  $11,950
2002........................................................    4,900
2003........................................................    6,150
2004........................................................    6,077
2005........................................................    5,075
2006........................................................    5,773
                                                              -------
                                                              $39,925
                                                              =======

    The Company may prepay the term A and B loans at any time upon adequate notice to the lender. The Facility requires that a mandatory prepayment of an estimated $9.3 million be made in August 2000.

    The Company has letters of credit of $8.3 million as of June 30, 2000 with no amount having been drawn.

5. OTHER LONG-TERM OBLIGATIONS

    Long-term obligations, excluding amounts due within one year, consist of the following (in thousands):

                                                         DECEMBER 31,
                                                      -------------------   JUNE 30,
                                                        1998       1999       2000
                                                      --------   --------   --------
Deferred compensation...............................  $   201    $    --    $    --
Environmental remediation...........................    3,254        193        190
Capital leases, net of current portion..............    5,066      4,902      4,804
Deferred income taxes--reserves for tax
  contingencies.....................................   10,641      8,990      8,990
                                                      -------    -------    -------
Total...............................................  $19,162    $14,085    $13,984
                                                      =======    =======    =======

    The current portion of long-term obligations is included in current liabilities. The expected maturity amounts are as follows: 2000, $5,889,500; 2001, $6,851,000; 2002, $1,396,000; 2003, $1,363,000; 2004, $247,000 thereafter,
$4,228,000.

ENVIRONMENTAL REMEDIATION--As discussed in Note 8, the Company is obligated to remediate groundwater contamination at its Palo Alto, California, facility.

LEASES--The Company's Palo Alto, California lease is treated as a capital lease for financial statement purposes. The capital lease has been extended to the year 2014 with an option to extend to 2029. The Company also has noncancellable operating leases for the Milpitas facility and equipment expiring through the year 2006.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

5. OTHER LONG-TERM OBLIGATIONS (CONTINUED)

    Payment obligations under existing capital and operating leases as of December 31, 1999 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                               LEASES     LEASES
                                                              --------   ---------
LEASE PAYMENTS:
    2000....................................................  $   635     $  543
    2001....................................................      635        478
    2002....................................................      635        411
    2003....................................................      635        408
    2004....................................................      635        408
    Remaining years.........................................    6,187        764
                                                              -------     ------
Total.......................................................    9,362     $3,012
                                                                          ======
Less: Imputed interest......................................   (4,310)
                                                              -------
Present value of lease payments (including current portion
  of $150)..................................................  $ 5,052
                                                              =======

    The Company sub-leases a portion of its Palo Alto, California facility under a short-term operating lease expiring October 2000. Included in Other Income (Expense), net for 1998 and 1999 is approximately $1.2 million and $400,000, respectively, of income after expenses from this sub-lease agreement. Rental income under the sub-lease agreement was not significant prior to 1998.

    Rent expense included in continuing operations for property and equipment relating to operating leases is as follows (in thousands):

                                                                1997       1998       1999
                                                              --------   --------   --------
Real property...............................................    $ 26       $406       $408
Equipment...................................................     568        191        148
                                                                ----       ----       ----
Total.......................................................    $594       $597       $556
                                                                ====       ====       ====

6. STOCKHOLDERS' EQUITY

    STOCK SPLIT--During the first quarter of fiscal 2000, the Company effected a stock split of 20 shares of common stock for every one share of outstanding common stock. All share and per share amounts in these financial statements have been adjusted to give effect to this stock split.

    SUBSCRIBED SHARES (UNAUDITED)--During the first quarter of fiscal 2000, the Company sold shares to employees as part of the recapitalization merger. The subscription receivables are classified as a contra-equity account in the accompanying balance sheet as of June 30, 2000.

    STOCK REPURCHASE PROGRAM--In 1998, the Company's Board of Directors increased the Company's common stock repurchase authorization up to 105,000,000 shares. By December 31, 1998, all 105,000,000 shares were repurchased, of which 6,126,000 and 53,874,000 were repurchased in 1997 and 1998, respectively.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
    2000 STOCK OPTION PLAN--On January 31, 2000, the Company's "2000 Stock Incentive Plan" (the "Plan") was adopted and approved by the board of directors. The Plan may grant incentive awards in the form of options to purchase shares of the Company's common stock, restricted shares, common stock and stock appreciation rights to participants, which include non-employee directors, officers and employees of and consultants to the Company and its affiliates. The total number of shares of common stock reserved and available for grant under the stock incentive plan is 16,500,000 shares. Stock options may include incentive stock options, nonqualified stock options or both, in each case, with or without stock appreciation rights. During the six months ended June 30, 2000, there were the following grants of stock options:

                                                                 WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
2000 (UNAUDITED)
Granted...........................................  15,318,144        $1.56
Exercised.........................................     (23,331)       $1.37
Terminated........................................     (16,650)       $1.37
At June 30:
    Outstanding...................................  15,278,163        $1.56
    Exercisable...................................   2,195,247        $1.37
    Reserved for future grants....................   1,198,506

    Absent a public market for its securities, the board of directors determined the fair market value of its stock for purposes of issuing common stock options based upon recent sales of its securities and other market factors.

    In conjunction with the issuance of certain stock options in 2000, 14,559,294 options were granted at an average exercise price of $1.37 per share which was equal to the weighted average fair value of $1.37 per share at the date of grant. This fair value was determined by using the same fair value used in the recapitalization merger transaction which was completed in January, 2000. Additionally, the Company granted 758,850 options where the weighted average exercise price of $5.15 per share was less than the deemed weighted average fair value of $9.87 per share. The Company has recorded deferred stock compensation in the aggregate amount of $3,920,000 representing the differential between the deemed fair value of the Company's common stock and the exercise price at the date of grant. The Company is amortizing this amount over the vesting period of the options. The Company recorded $517,000 of deferred stock compensation expense for the six months ended June 30, 2000 in the accompanying financial statements.

    The Plan provides that options granted under the Plan will have a term of no more than 10 years. Options granted to date in 2000 have vesting provisions which include immediate vesting and vesting periods of 3 years, 5 years, and 9 years. The provisions of the Plan provide that under certain circumstances, such as a change in control, the achievement of certain performance objectives, or certain liquidity events, the outstanding options may be subject to accelerated vesting.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
The following table summarizes information concerning currently outstanding and exercisable options at June 30, 2000 (unaudited):

                                           OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                          -----------------------------------------------------   ------------------------------
                                          WEIGHTED AVERAGE
                            NUMBER       YEARS OF REMAINING    WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING     CONTRACTUAL LIFE      EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------------  -----------   --------------------   ----------------   -----------   ----------------
$1.37 to $6.67..........  15,278,163             9.9                $1.57          2,195,247         $1.37

ACTIVITY RELATED TO ALL STOCK OPTION PLANS PRIOR TO THE RECAPITALIZATION MERGER

    WATKINS-JOHNSON STOCK OPTION PLANS--The Watkins-Johnson Stock Option Plans (the "Plans") provided for grants of nonqualifying and incentive stock options to certain key employees and officers. Options were granted at the market price on the date of grant and expire at the tenth anniversary date. One-third of the options granted are exercisable on each of the second, third and fourth anniversary dates following the grant. This plan was terminated at the time of the recapitalization merger on January 31, 2000.

    The Nonemployee Directors Stock Option Plan provide for a fixed schedule of options to be granted through the year 2005. Nonemployee directors of the Company are automatically granted 90,000 shares of common stock each year that they remain a director of the Company. The options are granted at the market price on the date of grant and expire on the tenth anniversary date. The options granted become exercisable six months after the date of grant. As included in the tables below, options for 630,000 shares were granted at $0.89 in 1997, options for 630,000 shares were granted at $0.89 in 1998 and options for 630,000 shares were granted at $0.83 in 1999. This plan was terminated at the time of the recapitalization merger on January 31, 2000.

    Stock option transactions included in the Consolidated Statements of Stockholders' Equity are shown net of retirement of outstanding shares used in payment for options exercised and include tax benefits related to sales under stock option plans of $719,000, $217,000 and $653,000 for 1997, 1998 and 1999,
respectively.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
    Activity related to all stock option plans prior to the recapitalization merger is as follows:

                                                                 WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
1997
Granted...........................................   7,260,000        $0.88(1)
Exercised.........................................   4,079,640        $0.51
Terminated........................................   5,739,270        $1.16
At December 31:
    Outstanding...................................  43,318,200        $0.91
    Exercisable...................................  20,818,980        $0.79

1998
Granted...........................................   7,260,000        $0.86(1)
Exercised.........................................   2,473,530        $0.56
Terminated........................................   4,542,810        $0.99
At December 31:
    Outstanding...................................  43,561,860        $0.91
    Exercisable...................................  25,762,950        $0.89

1999
Granted...........................................   5,145,000        $0.79(1)
Exercised.........................................   4,066,860        $0.66
Terminated........................................   8,410,140        $1.13
At December 31:
    Outstanding...................................  36,229,860        $0.87
    Exercisable...................................  24,194,640        $0.90

2000
Exercised.........................................     137,490        $1.12
Terminated........................................  36,092,370        $0.87
At June 30:
    Outstanding...................................          --        $  --

--------------

(1) Note that for options granted during these periods, the weighted average exercise price was equal to weighted average grant date fair value based upon the market value of the Company's publicly traded common stock at the date of grant.

    As part of the recapitalization merger, as discussed in Note 1, vesting of all outstanding options was accelerated and the fully vested options were surrendered in exchange for the right to receive $1.37 per share in cash, therefore all of the Watkins-Johnson stock option plans discussed above were terminated.

    As discussed in Note 2, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans, and amortized to expense over the vesting period of the awards

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
consistent with the methodology prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) for 1997, 1998 and 1999 would have been $31.7 million, $(50.4) million and $67.4 million, respectively, or $0.13, $(0.22) and $0.35 per basic and diluted share, respectively. In accordance with SFAS 123, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options. The weighted average fair value of options calculated on the date of grant using the Black-Scholes option-pricing model along with the weighted average assumptions used are as follows:

                                                           1997       1998       1999
                                                         --------   --------   --------
Fair value.............................................   $ 0.40     $ 0.39     $ 0.38
Dividend yield.........................................      1.2%       2.1%       1.5%
Volatility.............................................     38.1%      41.7%      42.9%
Risk free interest rate at the time of grant...........      6.1%       5.4%       4.8%
Expected term to exercise (in months from the vest
  date)................................................      4.5        4.9        6.6

    The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair values of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility, and expected time until exercise, which greatly affect the calculated values.

7. INCOME TAXES

    The provision for income taxes includes deferred taxes reflecting the net tax effects of temporary differences that are reported in one period for financial accounting purposes and in another period for income tax purposes. Deferred tax assets are recognized when management believes realization of future tax benefits of temporary differences is more likely than not. In estimating future tax consequences, generally all expected future events are considered other than enactments of changes in the tax law or rates. The components of income from continuing operations before federal and state taxes was $683,000, $21,471,000 and $68,733,000 in 1997, 1998 and 1999, respectively.
Foreign income from continuing operations was insignificant.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

7. INCOME TAXES (CONTINUED)
    The provision for federal and state tax expense (benefit) on income from continuing operations consists of the amounts below. Foreign tax expense was insignificant for 1997, 1998 and 1999.

                                                          1997       1998       1999
                                                        --------   --------   --------
                                                                (IN THOUSANDS)
Current:
    U.S...............................................   $4,056    $10,205    $21,175
    State.............................................    3,342      1,910      3,004
                                                         ------    -------    -------
Total current.........................................    7,398     12,115     24,179
Deferred:
    U.S...............................................   (3,831)    (3,381)     2,680
    State.............................................   (3,327)    (1,756)      (476)
                                                         ------    -------    -------
Total.................................................   $  240    $ 6,978    $26,383
                                                         ======    =======    =======

    The differences between the effective income tax rate and the statutory federal income tax rate are as follows:

                                                             1997       1998       1999
                                                           --------   --------   --------
Statutory federal tax rate...............................    35.0%      35.0%      35.0%
Export sales benefit.....................................    (1.7)      (0.8)      (0.7)
Research credit..........................................    (2.6)      (0.7)      (0.7)
State taxes net of federal tax...........................     2.1        0.7        3.6
Other....................................................     2.3       (1.7)       1.2
                                                            -----      -----      -----
Effective tax rate.......................................    35.1%      32.5%      38.4%
                                                            =====      =====      =====

    Deferred tax assets are comprised of the following at December 31 (in thousands):

                                                                1998       1999
                                                              --------   --------
Deferred compensation.......................................  $ 1,902     $   80
Loss accruals...............................................    2,313      2,279
Environmental remediation...................................    1,595        214
Vacation accrual............................................      344        355
Depreciation and amortization...............................    1,228      2,011
Net operating loss carryforwards, credits and tax attributes
  carried over from discontinued operations.................   19,359         --
Other.......................................................      637        529
                                                              -------     ------
Gross deferred tax assets...................................  $27,378     $5,468
                                                              =======     ======
Deferred tax liabilities--reserves for tax contingencies....  $10,641     $8,990
                                                              -------     ------

    The Company in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" has established certain reserves for income tax contingencies. These reserves relate to various tax years subject to audit by tax authorities.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

8. ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENCIES

    In 1991, the Company recorded a $5.2 million charge for estimated remediation actions and cleanup costs. The Company continues to be in compliance with the remedial action plans being monitored by various regulatory agencies at its Palo Alto site and no additional provision has been recorded since 1991. Expenditures charged against the provision totaled $26,000, $176,000 and $2,628,000 for the years 1997, 1998 and 1999, respectively. Included in the 1999 expenditures was a payment of $2.4 million for required remedial services to be performed and a related insurance policy to assure compliance for the duration of the remedial action plans. In addition, the Company had $532,500 accrued as of December 31, 1999 primarily related to vacating the Palo Alto site. The Company believes any remaining unaccrued or uninsured environmental liabilities associated with the Palo Alto site should not have a material effect on the Company's results of operations or financial position.

    Four purported shareholder class action lawsuits have been filed against the Company and its directors. These lawsuits allege essentially the same grounds for relief, namely that the individual defendants breached their fiduciary duty to the Company's shareowners in connection with the recapitalization merger, which was completed on January 31, 2000 as discussed more fully in Note 1. On January 14, 2000, all parties to the class action executed a memorandum of understanding to settle the lawsuits subject to final negotiations, execution of an acceptable settlement agreement and approval of the court. An estimated settlement payment and related legal fees, of approximately $500,000 has been accrued and included in the December 31, 1999 results of operations and financial position. The Company does not expect any additional material adverse impact due to the class action lawsuits.

    In addition to the above matters, the Company is involved in various legal actions which arose in the ordinary course of its business activities. Management believes the final resolution of these matters should not have a material impact on its results of operations, cash flows, or financial position.

9. EMPLOYEE BENEFIT PLANS

    The Company has an Employees' Investment 401(k) Plan that covers substantially all employees and provides that the Company match employees' salary deferrals up to 3% of eligible employee compensation. The amount charged to continuing operations was $324,000, $417,000 and $480,000 in 1997, 1998 and
1999, respectively.

    EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")--Prior to the recapitalization merger, the Company had an ESOP to encourage employee participation and long-term ownership of company stock. This plan was terminated at the time of the recapitalization merger on January 31, 2000. The Company's Board of Directors determines each year's discretionary contribution depending on the performance and financial condition of the Company and was allocated as a percentage of eligible employee base compensation. All U.S. employees were eligible to participate in the ESOP and vesting was immediate. The Board approved a contribution equal to 1% of eligible employee compensation for 1997, 1998 and 1999, which resulted in charges to continuing operations of $119,000, $67,000 and $159,000, respectively. The ESOP held 5,448,720 and 5,231,100 shares of common stock at December 31, 1998 and 1999, respectively, and there were no unallocated or unearned shares held by the ESOP. Dividends paid with respect to common stock held by the ESOP were used to purchase additional shares and were not material for all years presented.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS

    In 1997, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As discussed below, three divested segments are being reported as discontinued operations. The Government Electronics segment was divested in October 1997, the Semiconductor Equipment segment was divested in July 1999 and the Telecommunications segment was divested in January 2000. As an integrated telecommunications products provider, the Company currently has one reportable segment. The Company designs, manufactures and services radio frequency communications products used in network infrastructure. The Company's products enable voice, video and data transport over fiber optic, broadband cable and wireless systems that provide the backbone for cellular and Internet communications. While the Company's chief decision-maker monitors the sales of various products, operations are managed and financial performance evaluated based upon the sales and production of multiple products employing common manufacturing and research and development resources; sales and administrative support; and facilities. This allows the Company to leverage its costs in an effort to maximize return. Management believes that any allocation of such shared expenses to various products would be impractical, and currently does not make such allocations internally. The chief decision-maker does, however, monitor sales by products at a more detailed level than those depicted in the Company's historical general purpose financial statements as follows (in thousands):

                                                YEAR ENDED                      SIX MONTHS ENDED
                               ---------------------------------------------   -------------------
                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JUNE 25,   JUNE 30,
                                   1997            1998            1999          1999       2000
                               -------------   -------------   -------------   --------   --------
Semiconductor................     $ 3,651         $ 9,763         $15,625      $ 7,161    $10,074
Fiber optic..................         676           7,251          15,228        6,971     18,456
Wireless.....................      26,847          46,554          51,551       33,084     16,148
                                  -------         -------         -------      -------    -------
Total........................     $31,174         $63,568         $82,404      $47,216    $44,678
                                  =======         =======         =======      =======    =======

    Sales to individual customers representing greater than 10% of Company consolidated sales during at least one of the past three years are as follows (in thousands):

                                                YEAR ENDED                      SIX MONTHS ENDED
                               ---------------------------------------------   -------------------
                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JUNE 25,   JUNE 30,
                                   1997            1998            1999          1999       2000
                               -------------   -------------   -------------   --------   --------
Company A....................     $20,224         $33,169         $36,107      $28,535    $10,390
Company B....................       1,209           7,848          17,876        7,915     20,413
Company C....................       5,005          10,015           8,823        2,922      1,172

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS (CONTINUED) Sales to unaffiliated customers by geographic area are as follows (in thousands):

                                                YEAR ENDED                      SIX MONTHS ENDED
                               ---------------------------------------------   -------------------
                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JUNE 25,   JUNE 30,
                                   1997            1998            1999          1999       2000
                               -------------   -------------   -------------   --------   --------
United States................     $28,362         $53,484         $58,110      $36,693    $20,700
Export Sales from United
  States:
    Canada...................       1,228           8,010          18,079        7,985     18,294
    Europe...................         175           1,755           3,791        1,228      4,033
    Korea....................       1,387             237           1,194          582        587
    Other....................          22              82           1,230          728      1,064
                                  -------         -------         -------      -------    -------
Total........................     $31,174         $63,568         $82,404      $47,216    $44,678
                                  =======         =======         =======      =======    =======

    Foreign operations' sales and identifiable assets are less than ten percent of consolidated totals.

    The Company's continuing operations' operating profit (loss) and year-end long-lived assets by geographic area are substantially all located in the United States.

    The operations of the Government Electronics segment included the development, manufacture and sale of advanced microwave devices and tactical electronic systems and devices for guided-missile programs and other government applications. The operations of the Semiconductor Equipment segment involved the development, manufacture, sale and service of chemical-vapor-deposition equipment used in the manufacture of semiconductor products. The operations of the Telecommunications segment involve the design, manufacture and service of equipment and related processes with applications in government intelligence, signal surveillance and military communications. The accompanying financial statements for 1997 and 1998 have been restated to reflect the Telecommunications segment as a discontinued operation as a result of the sale of this segment in January 2000 as discussed below.

    Summarized below are the net assets of the discontinued segments. All net assets are shown as current due to the sale of the segments, except for the net long-term assets of the Telecommunications segment in 1998 since this sale occurred in the year 2000 (in thousands).

                                                       DECEMBER 31,    DECEMBER 31,    JUNE 30,
                                                           1998            1999          2000
                                                       -------------   -------------   --------
Accounts receivable..................................    $ 19,139        $  7,933      $    --
Inventory............................................      19,277           6,057           --
Other assets.........................................      13,237          10,251        3,619
Current liabilities..................................     (38,689)         (9,180)        (168)
Fixed assets, net....................................      39,048           8,135           --
Long-term obligations................................     (24,090)         (2,959)          --
                                                         --------        --------      -------
Net assets of discontinued operations, current.......    $ 27,922        $ 20,237      $ 3,451
                                                         ========        ========      =======

Fixed assets, net....................................    $  9,144
Long-term obligations................................         (91)
                                                         --------
Net assets of discontinued operations, noncurrent....    $  9,053
                                                         ========

    Other assets of discontinued operations as of June 30, 2000 are comprised primarily of funds held in escrow related to previously sold operations. These funds were released in July, 2000. Current liabilities as

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS (CONTINUED) of June 30, 2000 are recorded for liabilities related to certain indemnifications provided to the buyers of certain assets sold. These amounts are anticipated to be settled on or before December 31, 2000.

    Summarized below are operating results of the discontinued segments (in thousands).

                                                YEAR ENDED                      SIX MONTHS ENDED
                               ---------------------------------------------   -------------------
                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JUNE 25,   JUNE 30,
                                   1997            1998            1999          1999       2000
                               -------------   -------------   -------------   --------   --------
Net sales....................    $335,843        $148,651        $120,556      $95,077    $ 1,873
Gross profit.................     110,913          26,985          44,136       34,412        861
Income (loss) before income
  taxes......................       3,855         (94,479)          8,694        6,558        303
Income taxes (benefit).......       1,050         (30,778)           (967)       1,453         91
Gain on disposition--net of
  taxes (benefit) of $20,219,
  $0, $1,458, $1,606 and
  $20,471 for the periods
  ending December 31, 1997,
  1998 and 1999, June 25,
  1999 and June 30, 2000.....      29,677              --          15,829        7,318     30,706
                                 --------        --------        --------      -------    -------
Income (loss) from
  discontinued operations....    $ 32,482        $(63,701)       $ 25,490      $12,423    $30,918
                                 ========        ========        ========      =======    =======

    Included in the results of the discontinued operations were corporate administrative expenses which totaled $11.5 million in 1997, $8.0 million in 1998, and $4.2 million in 1999. Corporate administrative expenses comprised of costs incurred in support of the discontinued operations including; international finance and accounting; information systems support; legal, treasury, credit and cash management; risk management functions, including insurance and environmental. Such charges were based on business volume, services and needs of operations provided.

    In 1998, the Semiconductor Equipment segment discontinued its high-density-plasma chemical-vapor-deposition product line and restructured its operations to focus on its core atmospheric-pressure chemical-vapor-deposition products. Inventory, demonstration equipment, and specialized fixed assets which had no market value and no known alternative use were written down in the restructuring. In addition, employment was reduced from 590 to 430. Terminated employees were mostly related to the discontinued product line. Of the total employees terminated, 120 were from domestic operations, while 40 were from foreign operations. Employees were notified of the reduction-in-force in the third quarter of 1998. The segment incurred charges of $21.1 million, $13.7 million and $3.5 million related to fixed assets, inventory, severance and other exit costs, respectively, for a total of $38.3 million. All restructuring charges were incurred or paid out by December 31, 1999.

    Included in the 1998 asset write-down of $21.1 million was a $6.0 million charge related to the facility in Japan. The asset was written down to fair market value in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Fair market value was determined based on the intended use of the facility.

    In 1998, the Telecommunications segment discontinued its Base2-TM-base-station product line after reassessing key customer needs and market conditions. The reassessment concluded that the segment had

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS (CONTINUED) exhausted all potential sales avenues for the product, and determined that there was no market value and alternative use for the specialized fixed assets and equipment. In addition, employment was reduced from 320 to 290. Terminated employees were mostly related to the Base2 product line. Employees were notified of the reduction-in-force in the third quarter of 1998. Inventory, demonstration equipment, and specialized fixed assets associated with the discontinued product were written down in the third quarter and subsequently disposed of in the fourth quarter of 1998. The segment incurred charges of $2.3 million, $3.4 million and $0.4 million related to fixed assets, inventory, severance and other exit costs, respectively, for a total of $6.1 million. All restructuring charges were incurred or paid out by December 31, 1999.

    On January 14, 2000, the Company completed the sale of substantially all of the Telecommunications segment's assets to a unit of Marconi North
America, Inc., a subsidiary of the General Electric Company p.l.c. of the United Kingdom. Net proceeds from the sale of about $57.0 million and an estimated pre-tax gain of more than $40.0 million are included in the Company's financial results in the first quarter of 2000.

11. EARNINGS PER SHARE

    Basic and diluted earnings per share were computed as follows (in thousands, except per share amounts):

                                                                               SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                             ------------------------------   -------------------
                                               1997       1998       1999       1999       2000
                                             --------   --------   --------   --------   --------
Basic per share amounts:
Net income from continuing operations......  $    443   $ 14,493   $ 42,350   $  3,968   $(25,352)
                                             --------   --------   --------   --------   --------
Average shares outstanding.................   247,740    232,110    192,584    196,860     73,551
                                             --------   --------   --------   --------   --------
Basic net income per share.................  $   0.00   $   0.06   $   0.22   $   0.02   $  (0.34)
                                             ========   ========   ========   ========   ========
Diluted per share amounts:
Net income from continuing operations......  $    443   $ 14,493   $ 42,350   $  3,968   $(25,352)
                                             --------   --------   --------   --------   --------
Average shares outstanding.................   247,740    232,110    192,584    196,860     73,551
Effect of dilutive stock options...........     7,530      3,600      5,757      2,970         --
                                             --------   --------   --------   --------   --------
Dilutive shares outstanding................   255,270    235,710    198,341    199,830     73,551
                                             --------   --------   --------   --------   --------
Diluted net income per share...............  $   0.00   $   0.06   $   0.21   $   0.02   $  (0.34)
                                             ========   ========   ========   ========   ========

    Weighted average options outstanding to purchase 16,920,000, 26,610,000 and 11,790,000 shares of common stock were not included in the computation of diluted per share amounts in 1997, 1998 and 1999, respectively, because the weighted average exercise prices were greater than the average market prices of the common shares. Weighted average exercise prices of $1.32 in 1997, $1.12 in 1998 and $1.33 in 1999 exceeded the average market prices of $.99, $.77 and $.99, respectively.

12. REAL ESTATE TRANSACTIONS AND DEPOSITS

    In 1997, the Company exchanged a portion of its subleasehold interest at its Palo Alto, California facility for consideration consisting of cash and the sublessor's leasehold rights in the remaining parcels under the lease. The exchange resulted in a pre-tax gain of $7.6 million.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

12. REAL ESTATE TRANSACTIONS AND DEPOSITS (CONTINUED)
    In 1998, the Company sold approximately 15 acres of undeveloped land adjacent to its San Jose, California, facility for net proceeds of $16.0 million and a pre-tax gain of $15.0 million. The remainder of the San Jose property was sold in 1999 as described below.

    In 1999, the Company completed the sale of its remaining San Jose, California facility including a 190,000 square foot building resulting in net proceeds of $16.9 million and a pre-tax gain of $9.7 million. This property was vacated in 1998 and its carrying value of $6.4 million (which management believed to be less than market value) was classified in "Other Assets" (long-term) as of December 31, 1998.

    The Company leased approximately 16 acres of land and certain buildings located in Palo Alto, California from Stanford University under a long-term lease with an original expiration date of 2056. In 1999, the Company agreed to an early termination of the lease resulting in net proceeds of about $54.0 million and a pre-tax gain of approximately $51.8 million. The escrow for this property included a $5.0 million security deposit which was released on January 14, 2000 after a letter of guarantee was posted by CIBC World Markets Corp. on behalf of the Company. On December 27, 1999, the Company paid CIBC World Markets Corp. $6.1 million in advance of receiving the funds from escrow, which was also refunded on January 31, 2000. The $11.1 million aggregate was recorded as a deposit as of December 31, 1999. As part of the previously mentioned agreement, the Company may continue to occupy the property rent free until October 2000 in order to allow operational transition. The gain on the sale from the early termination of the lease has been reduced by approximately $2 million to reflect the estimated fair market rent of the facility through October 2000 .This deferred gain is being amortized over a twelve month period through October 2000 as an offset to the estimated future rent expense in accordance with SFAS No. 13, Accounting for Leases.

13. RELATED PARTY TRANSACTIONS

    On January 31, 2000, as part of the recapitalization merger, the Company entered into a management agreement with Fox Paine. Fox Paine is the majority stockholder in the Company. Under that agreement, the Company paid Fox Paine an aggregate of $3.5 million for assistance in obtaining debt financing and advisory services. In addition, the Company agreed to pay Fox Paine a management fee of $110,000 for the year ended December 31, 2000 and, for each subsequent year, a fee in the amount of 1% of net income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. The Company believes the fee represents fair value for the services rendered by Fox Paine. In exchange for its management fee, Fox Paine assists the Company with its strategic planning, budgets and financial projections and helps the Company identify possible strategic acquisitions and recruit qualified management personnel. Fox Paine also helps develop and enhance customer and supplier relationships on behalf of the Company and consults with management on various matters including tax planning and public relations strategies, economic and industry trends and executive compensation. In connection with this agreement, the Company has agreed to indemnify Fox Paine against various liabilities that may arise as a result of the management services it will perform. The Company has also agreed to reimburse Fox Paine for its expenses incurred in providing these services.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

14. SUBSEQUENT EVENTS

REINCORPORATION

    On June 2, 2000, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. This reincorporation occurred on August 15, 2000. In connection with the reincorporation, the Company is authorized to issue 100,000,000 shares of common stock, $0.01 par value and 10,000,000 shares of undesignated preferred stock, $0.01 par value.

STOCK SPLIT

    On August 15, 2000, the Company in connection with a proposed initial public offering of its common stock and its reincorporation in Delaware effected a 3-for-2 stock split of its common shares. All share and per share amounts presented herein have been restated to retroactively reflect this stock split.

PRIVATE PLACEMENT OF SECURITIES

    In July, 2000, the Company sold 1,498,800 shares of its Series A Preferred Stock to one strategic investor and one financial investor. Proceeds from these sales totaled approximately $11.5 million, net of expenses. These Preferred Stock shares are convertible into shares of common stock on a one for one basis in connection with a proposed initial public offering of the Company's common shares.

PRO FORMA LIABILITIES AND STOCKHOLDERS' EQUITY

    The statement of unaudited pro forma liabilities and stockholders' equity included in the accompanying consolidated balance sheet at June 30, 2000 gives effect to the following pro forma adjustments:

    - the sale by the Company of Series A Preferred Stock for $11.5 million, net of expenses;

    - the conversion of Series A Preferred Stock into 1,498,800 shares of common stock at a conversion price of $8.34 per share and the recognition of a $10.0 million preferred stock dividend resulting from a beneficial conversion. The $10.0 million preferred stock dividend is based upon an assumed initial public offering price of $15.00 per share, which was the midpoint of the price range of this offering. Under EITF 98-5, the beneficial conversion feature will result in a one time preferred stock dividend that will be recorded on the sale of the convertible preferred shares and will be recorded in the period in which the initial public offering becomes effective;

    - the reincorporation which will occur upon the effectiveness of the proposed initial public offering.

PRO FORMA PER SHARE AMOUNTS

    The unaudited pro forma per share amounts included in the accompanying consolidated statement of operations for the six months ended June 30, 2000 have been computed assuming the sale and conversion of the Series A Preferred Stock occurred at the beginning of the period presented.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

14. SUBSEQUENT EVENTS (CONTINUED)
    Pro forma basic and diluted earnings per share were computed as follows (in thousands, except per share amounts):

                                                              SIX MONTHS ENDED
                                                                JUNE 30, 2000
                                                              -----------------
                                                                 (UNAUDITED)
Income (loss) from continuing operations....................      $(25,352)
Preferred stock dividend....................................        (9,982)
                                                                  --------
Pro forma net income (loss) available to common stockholders
  from continuing operations................................       (35,334)

Income from discontinued operations.........................           212
Gain on disposition of discontinued operations..............        30,706

Net income (loss)...........................................         5,566
Preferred stock dividend....................................        (9,982)
                                                                  --------
Pro forma net income (loss) available to common
  stockholders..............................................      $ (4,416)
                                                                  ========

Basic share amounts:
  Average basic shares outstanding..........................        73,551
  Additional shares from preferred stock conversion.........         1,499
                                                                  --------
  Pro Forma basic shares outstanding........................        75,050
                                                                  ========

Diluted share amounts:
  Average diluted shares outstanding........................        73,551
  Additional shares from preferred stock conversion.........         1,499
                                                                  --------
  Pro Forma diluted shares outstanding......................        75,050
                                                                  ========

Pro forma per share amounts

Basic per share amounts:
  Income (loss) from continuing operations..................      $  (0.47)
  Income from discontinued operations.......................            --
  Gain on disposition of discontinued operations............          0.41
                                                                  --------
  Net income (loss).........................................      $  (0.06)
                                                                  ========

Diluted per share amounts:
  Income (loss) from continuing operations..................      $  (0.47)
  Income from discontinued operations.......................            --
  Gain on disposition of discontinued operations............          0.41
                                                                  --------
  Net income (loss).........................................      $  (0.06)
                                                                  ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,400,000 SHARES

                             [WJ COMMUNICATIONS LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS

                                 -------------

                                   CHASE H&Q

                               CIBC WORLD MARKETS

                           THOMAS WEISEL PARTNERS LLC

                                  ------------

                                August 18, 2000

                               ------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

    UNTIL SEPTEMBER 12, 2000, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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